FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of October

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F

30 OCTOBER 2023
HSBC HOLDINGS PLC
3Q23 EARNINGS RELEASE

Noel Quinn, Group Chief Executive, said:
"We have had three consecutive quarters of strong financial performance and are on track to achieve our mid-teens return on tangible equity target for 2023. There was good broad-based growth across all businesses and geographies, supported by the interest rate environment. Our Wealth business also gained further traction, attracting $34bn of net new invested assets in the quarter and growing wealth balances by 12% compared with last year. We are pleased to again reward our shareholders. We have now announced three share buy-backs in 2023 totalling up to $7bn, as well as three quarterly dividends which total $0.30 per share. This underlines the substantial distribution capacity that we have, even as we continue to invest in growth."

Financial performance (3Q23 vs. 3Q22)
-     Profit before tax rose by $4.5bn to $7.7bn, reflecting the positive impact of a higher interest rate environment. The increase was in part due to a $2.3bn impairment in 3Q22 relating to the planned sale of our retail banking operations in France, of which $2.1bn was reversed in 1Q23 as the completion of the transaction became less certain. We now expect to reclassify these operations to held for sale in 4Q23, at which point the impairment would be reinstated. On a constant currency basis, profit before tax increased by $4.6bn to $7.7bn. Reported profit after tax increased by $3.6bn to $6.3bn.
-     Revenue increased by $4.7bn or 40% to $16.2bn, as the higher interest rate environment supported growth in net interest income in all of our global businesses, and non-interest income increased. On a constant currency basis, revenue rose by 40% to $16.2bn.
-     Non-interest income increased by $3.4bn or 97% to $6.9bn primarily due to the non-recurrence of the impairment relating to the sale of our retail banking operations in France referred to above. The increase also included a rise in the revenue offset driven by higher central costs of funding Global Banking and Markets ('GBM') trading activity. These increases were partly offset by disposal losses of $0.6bn relating to repositioning and risk management activities in our hold-to-collect-and-sell portfolio in certain key legal entities. On a constant currency basis, non-interest income rose by 93% to $6.9bn.
-     Net interest margin ('NIM') of 1.70% increased by 19 basis points ('bps') compared with 3Q22, and decreased by 2bps compared with 2Q23, notably reflecting an increase in customers migrating their deposits to term products, particularly in Asia.
-     Expected credit losses and other credit impairment charges ('ECL') of $1.1bn were broadly in line with 3Q22. The 3Q23 charge primarily comprised stage 3 charges, including $0.5bn relating to the commercial real estate sector in mainland China.
-     Operating expenses of $8.0bn were $0.2bn or 2% higher than in 3Q22. The growth was primarily due to higher technology costs, the impacts of rising inflation and an increase in the performance-related pay accrual. These increases were partly offset by lower restructuring and other related costs following the completion of our cost-saving programme at the end of 2022.
-     Customer lending balances decreased by $24bn compared with 2Q23. On a constant currency basis, lending balances decreased by $5bn, reflecting a reduction in Commercial Banking ('CMB') as demand in Asia remained muted, although mortgage balances in Wealth and Personal Banking ('WPB') were higher, notably in Asia and the UK.
-     Customer accounts decreased by $33bn compared with 2Q23. On a constant currency basis, customer accounts were stable.
-     Common equity tier 1 ('CET1') capital ratio of 14.9% increased by 0.2 percentage points compared with 2Q23, driven by capital generation and lower risk-weighted assets ('RWAs'), partly offset by the dividend accrual and the share buy-back announced at 2Q23.
-     The Board has approved a third interim dividend of $0.10 per share. We also intend to initiate a further share buy-back of up to $3bn, which we expect to commence shortly and complete by our 2023 full-year results announcement on 21 February 2024. This is expected to have a 0.4 percentage point impact on our CET1 capital ratio.
-     From 1 January 2023, we adopted IFRS 17 'Insurance Contracts', which replaced IFRS 4 'Insurance Contracts'. Comparative data have been restated. For further details of our adoption of IFRS 17, see page 4.

Financial performance (9M23 vs. 9M22)
-     Profit before tax increased by $17.4bn to $29.4bn, reflecting a continued benefit from higher interest rates. The increase was in part due to a $2.3bn impairment in 9M22 relating to the planned disposal of our retail banking operations in France, of which $2.1bn was reversed in 9M23 as the sale became less certain. In addition, in 9M23 we recognised a provisional gain of $1.6bn on the acquisition of Silicon Valley Bank UK Limited ('SVB UK'). On a constant currency basis, profit before tax increased by $17.8bn to $29.4bn. Profit after tax increased by $12.7bn to $24.3bn.
-     Revenue increased by $17.0bn or 47% to $53.0bn, including the favourable impact of the transactions referred to above. The increase also reflected a $6.1bn rise in net interest income, with growth in all of our global businesses. On a constant currency basis, revenue increased by 51% to $53bn.
-     NIM of 1.70% increased by 37bps compared with 9M22.
-     ECL were $2.4bn, compared with charges of $2.2bn in 9M22. Both periods included allowances relating to the commercial real estate sector in mainland China, which were $0.8bn in 9M23. The charge in 9M22 benefited from releases of Covid-19-related allowances. ECL charges were 32bps of average gross loans, including loans and advances classified as held for sale.
-     Operating expenses decreased by $0.5bn or 2% to $23.4bn, mainly due to lower restructuring and other related costs following the completion of our cost-saving programme at the end of 2022. This was partly offset by higher technology costs, the impacts of rising inflation, an increase in performance-related pay accrual, and severance costs of $0.2bn. Target basis operating expenses rose by $1.1bn or 5%.

Outlook
-     We remain committed to targeting a return on average tangible equity ('RoTE') in the mid-teens for 2023 and 2024, which excludes the impact of material acquisitions and disposals.
-     We continue to expect net interest income in 2023 to be above $35bn, and the funding costs reported in net interest income that are used to generate trading and fair value income to be in excess of $7bn.
As interest rates have increased, we have taken actions to manage our exposure to the changing interest rate environment. During 3Q23, Markets Treasury incurred disposal losses of $0.6bn relating to repositioning and risk management activities. These actions are accretive to net interest income and reduce the consumption of the Group's financial resources. We expect to continue these activities into 4Q23, and incur further losses of approximately $0.4bn. The losses associated with these disposals are already recognised in equity in the 'debt instruments at fair value through other comprehensive income' reserve, and do not materially impact our CET1 capital.
-     We continue to expect ECL charges of around 40bps of average gross loans in 2023 (including lending balances transferred to held for sale). We continue to monitor risks related to our exposures in mainland China's commercial real estate sector closely, and there remains a degree of uncertainty in the forward economic outlook, particularly in the UK. Over the medium to long term, we continue to use a range of 30bps to 40bps of average gross loans for planning our ECL charges.
-     Reported operating expenses in 9M23 fell by 2% compared with 9M22. Against our cost target basis of around 3% growth in 2023 compared with 2022 (2022: $29.8bn), we now expect an additional increase of approximately 1% due to increased technology and operations expenditure, which we no longer expect to mitigate. We will also consider a potential increase in performance-related pay based on the out-turn of our performance and ongoing execution of our strategy in 4Q23, which would result in a further rise of around 1% in our operating expenses.
Our cost target basis of around 3% growth excludes the incremental costs due to the impact of acquiring SVB UK and related international investments, which we continue to expect will add approximately 1% to the Group's cost base in 2023. Our cost target basis is measured on a constant currency basis and excludes notable items and the impact of retranslating the results of hyperinflationary economies at constant currency. For further details, see page 4.
-     We intend to manage the CET1 ratio within our medium-term target range of 14% to 14.5%, and we aim to manage this range down in the long term. In addition, our dividend payout ratio is 50% for 2023 and 2024, excluding material notable items. We have announced a third interim dividend of $0.10 per share and intend to initiate a further share buy-back of up to $3bn, which we expect to commence shortly and complete by our 2023 full-year results announcement on 21 February 2024. Further buy-backs will be subject to appropriate capital levels.

Contents
1	Group Chief Executive statement	22	- Credit risk
1	Financial performance (3Q23 vs. 3Q22)	32	- Capital risk
1	Financial performance (9M23 vs. 9M22)	36	Alternative performance measures
2	Outlook	36	- Use of alternative performance measures
3	Business highlights	36	- Return on equity/return on average tangible equity
4	Financial summary	37	- Net asset value and tangible net asset value per ordinary share
4	- Basis of preparation	38	- Expected credit losses and other credit impairment charges as % of average gross loans and advances to customers
5	- Constant currency performance
5	- Disposal groups and business acquisitions	38	- Target basis operating expenses
7	- Key financial metrics	39	- Earnings per share excluding material notable items and related impacts
8	- Summary consolidated income statement
9	- Distribution of results by global business and legal entity	39	- Reported and constant currency results
10	- Income statement commentary	52	Additional information
14	- Summary consolidated balance sheet	52	- Dividends
15	- Balance sheet commentary	53	- Investor relations/media relations contacts
16	- Global businesses	53	- Cautionary statement regarding forward-looking statements
22	Risk	53	- Abbreviations
22	- Managing risk

Presentation to investors and analysts
HSBC Holdings plc will be conducting a trading update conference call with analysts and investors today to coincide with the publication of its Earnings Release. The call will take place at 07.45am GMT. Details of how to participate in the call and the live audio webcast can be found at www.hsbc.com/investors.

About HSBC
HSBC Holdings plc, the parent company of HSBC, is headquartered in London. HSBC serves customers worldwide from offices in 62 countries and territories. With assets of $3,021bn at 30 September 2023, HSBC is one of the world's largest banking and financial services organisations.

Business highlights
Our strategy
HSBC's purpose is 'Opening up a world of opportunity'. Our strategy aims to deliver against our purpose and our ambition of being the preferred international financial partner for our clients. It has four key pillars:
-     focus on our strengths - investing in the areas where we see significant opportunities for growth;
-     digitise at scale - increasing our investment in technology to improve how we serve customers and increase efficiency;
-     energise for growth - building a strong culture, introducing simpler ways of working, and by equipping staff with the future skills they need; and
-     transition to net zero - becoming a net zero bank and helping our customers capture the opportunities presented by the transition to a net zero future.
Our strategy is based on transforming our business and services to customers to create a strengthened platform for enhanced growth and returns on a sustainable basis. Our strong performance in the 9M23 period demonstrates our broad-based profit generation around the world and our diversified business model, supported by increased interest rates. We have continued to make improvements to our business across geographies, products and services to help ensure we create value in the future and deliver strong returns for our investors.
In 9M23, we delivered a reported profit before tax of $29.4bn, an increase of $17.4bn compared with 9M22, and a RoTE of 19.7%, or 17.1% excluding strategic transactions. We have now also announced three share buy-backs in 2023, totalling up to $7bn, as well as three interim dividends totalling $0.30 per ordinary share.
We remain focused on investing and growing in our areas of strength. We have continued to demonstrate progress in executing our wealth strategy, notably in Asia. Wealth balances at 30 September 2023 were $1.6tn, excluding balances held for sale, an increase of 12% compared with the same period in the previous year. Within this, we attracted net new invested assets of $67bn in the first nine months of 2023, around half of which was achieved in 3Q23, with $42bn booked in Asia. In addition, our insurance business in Hong Kong continued to grow with insurance manufacturing new business contractual service margin increasing by 40% in 9M23 to $1.1bn. In Asia and the UK, we grew our mortgage lending balances by a combined $11bn compared with 3Q22. In wholesale transaction banking, which represents a cornerstone of our international connectivity, we increased revenue by 50% to $20.2bn, primarily due to growth in net interest income from higher interest rates.

We continue to make good progress on our strategic transactions, including the plan to sell our retail banking operations in France and our banking business in Canada, as we reshape the organisation to focus on our international customer base. During 3Q23, we completed the sale of our operations in Greece and Oman, and entered into an agreement to sell our New Zealand retail mortgage loan portfolio. In addition, in October 2023, we announced the purchase of Citi's retail wealth management portfolio in mainland China, comprising approximately $3.6bn in assets under management and deposits (as of August 2023), and the associated wealth customers.

For further details of these transactions, see 'Disposal groups and business acquisitions' on page 5.

ESG update

We continue to work through the implementation of our net zero strategy, including working to embed processes to help operationalise our net zero targets and related policies. We are also continuing to work on producing our own net zero transition plan, including considering recent guidance as appropriate.

Financial summary

Basis of preparation

IFRS 17 'Insurance Contracts'
On 1 January 2023, HSBC adopted IFRS 17 'Insurance Contracts'. As required by the standard, the Group applied the requirements retrospectively with comparative data previously published under IFRS 4 'Insurance Contracts' restated from the 1 January 2022 transition date. Under IFRS 17 there is no present value of in-force business ('PVIF') asset recognised up front. Instead the measurement of the insurance contract liability takes into account fulfilment cash flows and a contractual service margin ('CSM') representing the unearned profit. In contrast to the Group's previous IFRS 4 accounting where profits are recognised up front, under IFRS 17 they are deferred and systematically recognised in revenue as services are provided over the life of the contract. The CSM also includes attributable cost, which had previously been expensed as incurred and which is now incorporated within the insurance liability measurement and recognised over the life of the contract.
In conjunction with the implementation of IFRS 17, the Group has made use of the option to redesignate to fair value through profit or loss assets that were previously held at amortised cost totalling $55.1bn, and assets previously held at fair value through other comprehensive income totalling $1.1bn. The redesignation of amortised cost assets generated a net increase to assets of $4.9bn because the fair value measurement on transition was higher than the previous amortised cost carrying amount.
The impact of the transition was a reduction of $0.8bn on the Group's 9M22 reported revenue and a reduction of $0.3bn on 9M22 reported profit before tax. The impact of the transition in the full-year 2022 period was a reduction of $1.1bn on the Group's reported revenue and a reduction of $0.5bn on the reported profit before tax. The Group's total equity on 1 January 2022 reduced by $10.5bn to $196.3bn on the transition, and tangible equity reduced by $2.4bn to $155.8bn. For further details, see our Report on Transition to IFRS 17 'Insurance Contracts' at www.hsbc.com/investors and page 137 of the Interim Report 2023.

Changes to our reporting framework
On 1 January 2023, we updated our financial reporting framework. We no longer report 'adjusted' results, which exclude the impact of both foreign currency translation differences and significant items. Instead, we compute constant currency performance by adjusting comparative reported results only for the effects of foreign currency translation differences between the relevant periods. This will enable users to understand the impact of foreign currency translation differences on the Group's performance. We separately disclose 'notable items', which are components of our income statement that management would consider as outside the normal course of business and generally non-recurring in nature. While our primary segmental reporting by global business remains unchanged, effective from 1 January 2023, the Group changed the supplementary presentation of results from geographical regions to main legal entities to better reflect the Group's structure.

Cost target
At our full-year 2022 results, we set a target for our 'adjusted' operating expenses growth for 2023 compared with 2022. Under our new reporting framework we no longer present 'adjusted' results. The exception to this is for operating expenses, where our 'target basis' will adjust reported results for notable items and the period-on-period effects of foreign currency translation differences. We also exclude the impact of retranslating comparative period financial information at the latest rates of foreign exchange in hyperinflationary economies, which is not within our control. We consider that this measure provides useful information to investors by quantifying and excluding the items that management considered when setting and assessing cost-related targets. In our target basis, we also exclude the costs related to the acquisition of SVB UK and related investments internationally, which are expected to add approximately 1% to our cost growth compared with 2022.
Our 2022 baseline for operating expenses on this basis is $29.8bn, which has been retranslated at the average rates of foreign exchange for the year to 30 September 2023 for the 9M22 period, with 4Q22 retranslated at the average rates of foreign exchange for the month of September 2023.

Dividends
Given our current returns trajectory, we are targeting a dividend payout ratio of 50% for 2023 and 2024. For the purposes of computing our dividend payout ratio target, we exclude from earnings per share material notable items, comprising the impacts of the planned sale of our retail banking operations in France, the agreed sale of our banking business in Canada and the provisional gain following the acquisition of SVB UK. We also exclude HSBC Bank Canada's financial results from the 30 June 2022 net asset reference date until completion, as the gain on sale will be recognised through a combination of the consolidation of HSBC Bank Canada's results in the Group's results since this date, and the remaining gain on sale recognised at completion. We remain committed to considering the payment of a special dividend of $0.21 per share as a priority use of the proceeds from the completion of our sale of our banking business in Canada, in the first half of 2024.

Resegmentation
In the first quarter of 2023, following an internal review to assess which global businesses were best suited to serve our customers' respective needs, a portfolio of our Global Banking customers within our entities in Latin America was transferred from GBM to CMB for reporting purposes. Comparative data have been re-presented accordingly. Similar smaller transfers from GBM to CMB were also undertaken within our entities in Australia and Indonesia, where comparative data have not been re-presented.

Notes
-     Income statement comparisons, unless stated otherwise, are between the nine-month period ended 30 September 2023 and the nine-month period ended 30 September 2022. Balance sheet comparisons, unless otherwise stated, are between balances at 30 September 2023 and the corresponding balances at 30 June 2023.
-     The financial information on which this Earnings Release 3Q23 is based is unaudited. Other than the adoption of IFRS 17 described above, it has been prepared in accordance with our material accounting policies as described on pages 335 to 348 of our Annual Report and Accounts 2022.
Constant currency performance
Constant currency performance is computed by adjusting reported results for the effects of foreign currency translation differences, which distort period-on-period comparisons.
We consider constant currency performance to provide useful information for investors by aligning internal and external reporting, and reflecting how management assesses period-on-period performance.

Foreign currency translation differences
Foreign currency translation differences reflect the movements of the US dollar against most major currencies. We exclude them to derive constant currency data, allowing us to assess balance sheet and income statement performance on a like-for-like basis and to better understand the underlying trends in the business.
Foreign currency translation differences for 9M23 and 3Q23 are computed by retranslating into US dollars for non-US dollar branches, subsidiaries, joint ventures and associates:
-   the income statements for 9M22 at the average rate of exchange for 9M23;
-   the income statements for the quarterly periods at the average rate of exchange for 3Q23; and
-   the closing prior period balance sheets at the prevailing rates of exchange at 30 September 2023.
No adjustment has been made to the exchange rates used to translate foreign currency-denominated assets and liabilities into the functional currencies of any HSBC branches, subsidiaries, joint ventures or associates. The constant currency data of HSBC's Argentina subsidiaries have not been adjusted further for the impacts of hyperinflation. Since 1 June 2022, Türkiye has been deemed a hyperinflationary economy for accounting purposes. HSBC has an operating entity in Türkiye and the constant currency data have not been adjusted further for the impacts of hyperinflation. When reference is made to foreign currency translation differences in tables or commentaries, comparative data reported in the functional currencies of HSBC's operations have been translated at the appropriate exchange rates applied in the current period on the basis described above.

Notable items
We separately disclose 'notable items', which are components of our income statement that management would consider as outside the normal course of business and generally non-recurring in nature.
The tables on pages 40 to 50 detail the effects of notable items on each of our global business segments and legal entities during 9M23, 9M22, 3Q23, 2Q23 and 3Q22.

Global business performance
The Group Chief Executive, supported by the rest of the Group Executive Committee ('GEC'), is considered to be the Chief Operating Decision Maker ('CODM') for the purposes of identifying the Group's reportable segments.
The Group Chief Executive and the rest of the GEC review operating activity on a number of bases, including by global business and legal entities. Our global businesses - Wealth and Personal Banking, Commercial Banking and Global Banking and Markets - along with Corporate Centre are our reportable segments under IFRS 8 'Operating Segments'. Global business results are assessed by the CODM on the basis of constant currency performance, which removes the effects of currency translation impacts from reported results. Therefore, we present these results on a constant currency basis.
As required by IFRS 8, reconciliations of the constant currency results to the Group's reported results are presented on page 39. Supplementary reconciliations of constant currency to reported results by global business are presented on pages 40 to 44 for information purposes.

Management view of revenue on a constant currency basis
Our global business segment commentary includes tables that provide breakdowns of revenue on a constant currency basis by major product. These reflect the basis on which revenue performance of the businesses is assessed and managed.

Disposal groups and business acquisitions

France
On 20 September 2023, following completion of the information and consultation processes of their respective works councils, HSBC Continental Europe, Promontoria MMB SAS ('My Money Group') and its subsidiary Banque des Caraïbes SA signed a binding framework agreement reflecting revised terms for the planned sale of HSBC Continental Europe's retail banking operations in France. This followed from the signing of a further memorandum of understanding with the buyer in June 2023 regarding certain changes to the terms of the sale, which are designed to enable the buyer to satisfy its future capital requirements and to obtain regulatory approval for the transaction. These changes foresee: the retention of $7.4bn of home and other loans by HSBC Continental Europe that were originally planned to transfer as part of the sale, the inclusion in the perimeter for sale of a cash amount equivalent to the carrying value of the retained portfolio of loans, and the setting of the net asset value of the transferred business by reference to relevant prevailing market rates at completion. In addition, depending on the prevailing market rates at completion, HSBC Continental Europe may receive a profit participation interest in exchange for investing capital into the top holding company of My Money Group, such that the aggregate of the actual net asset value delivered at completion and the investment made in the profit participation interest would not exceed €1.768bn. The changes also foresee the retention of the CCF brand, the entry into a long-term agreement to license it to the buyer and certain enhancements to the insurance and asset management distribution agreements with the buyer.
Taking into account the previously mentioned changes, the transaction is expected to result in the recognition of a pre-tax loss on sale estimated up to $2.2bn at reclassification of the business as held for sale, when the required level of probability of successful completion is met, as required by IFRS 5. The reinstatement of the impairment is expected to have an adverse impact of approximately 0.3 percentage points on our CET1 ratio. This is expected to occur during the fourth quarter of 2023 upon obtaining the necessary regulatory approvals, and would result in the reclassification of the disposal group as held for sale and its remeasurement at the lower of the carrying amount and fair value less costs to sell at each reporting period. Any remaining gains or losses not previously recognised, as well as the reversal of any remaining deferred tax assets and liabilities, will be recognised on completion. The transaction remains subject to regulatory approvals and the parties aim to complete on 1 January 2024.
At 30 September 2023, a deferred tax liability of $0.4bn continued to be recognised as a consequence of the temporary difference in tax and accounting treatment in respect of the provision for loss on disposal, which was deductible in the French tax return in 2021 but will be accounted for when the disposal group is classified as held for sale in accordance with IFRS 5, at which time the deferred tax liability will reverse.

Silicon Valley Bank UK Limited

In March 2023, HSBC UK Bank plc acquired SVB UK, and in June 2023 changed its legal entity name to HSBC Innovation Bank Limited. The acquisition was funded from existing resources and brought the staff, assets and liabilities of SVB UK into the HSBC portfolio.

On acquisition, we performed a preliminary assessment of the fair value of the assets and liabilities purchased. We established an opening balance sheet on 13 March 2023 and applied the result of the fair value assessment, which resulted in a reduction in net assets of $0.2bn. The provisional gain on acquisition of $1.5bn represents the difference between the consideration paid of £1 and the net assets acquired. Further due diligence has been performed post-acquisition, resulting in the recognition of an additional gain of $0.1bn at 30 September 2023, as required by IFRS 3 'Business Combinations'.

Canada

In November 2022, we announced the planned sale of our banking business in Canada. Completion of the transaction is expected to occur in the first quarter of 2024, subject to governmental approvals. The estimated gain on sale of $5.5bn (as at 30 September 2023) will be recognised through a combination of the consolidation of HSBC Canada's results into the Group's financial statements from 30 September 2023 until completion, and the remaining gain on sale recognised at completion. There would be no tax on the gain recognised at completion. The gain on sale is expected to have a favourable impact of approximately 1.3 percentage points on our CET1 ratio. At 30 September 2023, total assets of $84.1bn and total liabilities of $78.3bn met the criteria to be classified as held for sale in accordance with IFRS 5.

We remain committed to considering the payment of a special dividend of $0.21 per share as a priority use of the proceeds from the sale of our banking business in Canada in the first half of 2024. The remaining proceeds will accrue into CET1 capital in consideration for organic growth and investment, and we intend to use any excess capital to supplement share buy-backs.

Other disposals and acquisitions

In June 2022, we announced the planned sale of our wholly-owned subsidiary in Russia, HSBC Bank (RR) (Limited Liability Company). Completion of the transaction is subject to governmental approvals, and is now expected in the first half of 2024. In 2022, a $0.3bn loss on the planned sale was recognised, upon reclassification as held for sale in accordance with IFRS 5. The transaction long-stop date has been extended and as at 30 September 2023, the disposal group remained classified as held for sale.

In November 2022, HSBC Bank Oman SAOG entered into a binding merger agreement with Sohar International Bank SAOG, under which the two banks agreed to take the necessary steps to implement a merger by incorporation, whereby HSBC Bank Oman would merge into Sohar International Bank. Following regulatory and shareholder approvals, the merger was completed in August 2023 by way of dissolution and transfer of all of the assets and liabilities of HSBC Bank Oman to Sohar International Bank, with the shareholders of HSBC Bank Oman receiving the consideration in cash and shares in Sohar International Bank. Separately, HSBC Bank Middle East Limited is planning to establish a new wholesale banking branch in Oman subject to regulatory approvals.

In August 2023, the Hongkong and Shanghai Banking Corporation Limited (acting through its New Zealand branch) entered into an agreement with Pepper New Zealand Limited, a wholly-owned subsidiary of Pepper Money Limited, to sell its New Zealand retail mortgage loan portfolio. At 30 September 2023, the carrying value of the portfolio reclassified to held for sale stood at $0.9bn, and a loss of $0.1bn was recognised. The transaction is expected to complete in 4Q23.

In October 2023, HSBC Bank (China) Company Limited, a wholly-owned subsidiary of HSBC Holdings plc, entered into an agreement to acquire Citi's retail wealth management portfolio in mainland China. The portfolio comprises approximately $3.6bn in assets under management and deposits (as of August 2023), and the associated wealth customers. Upon completion, the acquired business will be integrated into HSBC Bank China's WPB operations. The transaction is expected to complete in the first half of 2024.

Key financial metrics

	Nine months ended		Quarter ended
	30 Sep	30 Sep	30 Sep	30 Jun	30 Sep
	2023	2022	2023	2023	2022
Reported results
Profit before tax ($m)	29,371	12,009	7,714	8,771	3,229
Profit after tax ($m)	24,337	11,588	6,266	7,045	2,657
Cost efficiency ratio (%)	44.2	66.3	49.3	47.1	67.7
Net interest margin (%)	1.70	1.33	1.70	1.72	1.51
Basic earnings per share ($)	1.15	0.50	0.29	0.34	0.10
Diluted earnings per share ($)	1.14	0.50	0.29	0.34	0.10
Dividend per ordinary share (in respect of the period) ($)	0.30	0.09	0.10	0.10	-

Alternative performance measures
Constant currency profit before tax ($m)	29,371	11,528	7,714	8,698	3,124
Constant currency cost efficiency ratio (%)	44.2	66.5	49.3	47.1	68.3
Expected credit losses and other credit impairment charges (annualised) as % of average gross loans and advances to customers (%)	0.34	0.29	0.45	0.38	0.43
Expected credit losses and other credit impairment charges (annualised) as % of average gross loans and advances to customers, including held for sale (%)	0.32	0.29	0.42	0.36	0.42
Basic earnings per share excluding material notable items and related impacts ($)	0.97	0.49	0.27	0.34	0.20
Return on average ordinary shareholders' equity (annualised) (%)	18.3	8.4	13.5	15.9	5.2
Return on average tangible equity (annualised) (%)	19.7	9.4	14.6	17.1	6.8
Return on average tangible equity excluding strategic transactions (annualised) (%)	17.1	11.0	14.3	17.3	11.9
Target basis operating expenses ($m)	23,134	21,995	7,815	7,811	7,312

	At
	30 Sep	30 Jun	31 Dec
	2023	2023	2022
Balance sheet
Total assets ($m)	3,020,611	3,041,476	2,949,286
Net loans and advances to customers ($m)	935,750	959,558	923,561
Customer accounts ($m)	1,563,127	1,595,769	1,570,303
Average interest-earning assets, year to date ($m)	2,160,881	2,162,662	2,143,754
Loans and advances to customers as % of customer accounts (%)	59.9	60.1	58.8
Total shareholders' equity ($m)	182,720	184,170	177,833
Tangible ordinary shareholders' equity ($m)	153,447	153,234	146,927
Net asset value per ordinary share at period end ($)	8.56	8.44	8.01
Tangible net asset value per ordinary share at period end ($)	7.96	7.84	7.44
Capital, leverage and liquidity
Common equity tier 1 capital ratio (%)1,2	14.9	14.7	14.2
Risk-weighted assets ($m)1,2	840,049	859,545	839,720
Total capital ratio (%)1,2	19.7	19.8	19.3
Leverage ratio (%)1,2	5.7	5.8	5.8
High-quality liquid assets (liquidity value) ($m)2,3	641,068	631,213	647,046
Liquidity coverage ratio (%)2,3	134	132	132
Share count
Period end basic number of $0.50 ordinary shares outstanding (millions)	19,275	19,534	19,739
Period end basic number of $0.50 ordinary shares outstanding and dilutive potential ordinary shares (millions)	19,433	19,679	19,876
Average basic number of $0.50 ordinary shares outstanding (millions)	19,596	19,693	19,849

For reconciliation and analysis of our reported results on a constant currency basis, including lists of notable items, see page 39. Definitions and calculations of other alternative performance measures are included in 'Alternative performance measures' on page 36.

1     Unless otherwise stated, regulatory capital ratios and requirements are based on the transitional arrangements of the Capital Requirements Regulation in force at the time. References to EU regulations and directives (including technical standards) should, as applicable, be read as references to the UK's version of such regulation or directive, as onshored into UK law under the European Union (Withdrawal) Act 2018, and as may be subsequently amended under UK law.
2     Regulatory numbers and ratios are as presented at the date of reporting. Small changes may exist between these numbers and ratios and those subsequently submitted in regulatory filings. Where differences are significant, we will restate in subsequent periods.
3     The liquidity coverage ratio is based on the average month-end value over the preceding 12 months.
Summary consolidated income statement

	Nine months ended1		Quarter ended1
	30 Sep	30 Sep	30 Sep	30 Jun	30 Sep
	2023	2022	2023	2023	2022
	$m	$m	$m	$m	$m
Net interest income	27,512	21,391	9,248	9,305	8,006
Net fee income	9,088	9,080	3,003	3,081	2,852
Net income from financial instruments held for trading or managed on a fair value basis	12,564	7,615	4,452	3,999	2,758
Net income/(expense) from assets and liabilities of insurance businesses, including related derivatives, measured at fair value through profit or loss	1,738	(16,112)	(2,566)	411	(4,262)
Insurance finance (expense)/income	(1,703)	15,952	2,531	(323)	4,179
Insurance service result	696	570	172	242	200
Gain on acquisitions2	1,593	-	86	(4)	-
Impairment loss relating to the planned sale of our retail banking operations in France3	2,130	(2,301)	-	-	(2,301)
Other operating (expense)/income	(581)	(142)	(765)	(6)	76
Net operating income before change in expected credit losses and other credit impairment charges4	53,037	36,053	16,161	16,705	11,508
Change in expected credit losses and other credit impairment charges	(2,416)	(2,155)	(1,071)	(913)	(1,068)
Net operating income	50,621	33,898	15,090	15,792	10,440
Total operating expenses excluding impairment of goodwill and other intangible assets	(23,720)	(23,837)	(7,967)	(8,165)	(7,786)
Impairment of goodwill and other intangible assets	295	(83)	(1)	294	(7)
Operating profit	27,196	9,978	7,122	7,921	2,647
Share of profit in associates and joint ventures	2,175	2,031	592	850	582
Profit before tax	29,371	12,009	7,714	8,771	3,229
Tax expense	(5,034)	(421)	(1,448)	(1,726)	(572)
Profit after tax	24,337	11,588	6,266	7,045	2,657
Attributable to:
- ordinary shareholders of the parent company	22,585	9,968	5,619	6,639	2,002
- other equity holders	976	1,089	434	124	463
- non-controlling interests	776	531	213	282	192
Profit after tax	24,337	11,588	6,266	7,045	2,657
	$	$	$	$	$
Basic earnings per share	1.15	0.50	0.29	0.34	0.10
Diluted earnings per share	1.14	0.50	0.29	0.34	0.10
Dividend per ordinary share (paid in the period)	0.43	0.27	0.10	0.33	0.09
	%	%	%	%	%
Return on average ordinary shareholders' equity (annualised)	18.3	8.4	13.5	15.9	5.2
Return on average tangible equity (annualised)	19.7	9.4	14.6	17.1	6.8
Cost efficiency ratio	44.2	66.3	49.3	47.1	67.7
1   From 1 January 2023, we adopted IFRS 17 'Insurance Contracts', which replaced IFRS 4 'Insurance Contracts'. Comparative data have been restated
accordingly.
2   Provisional gain recognised in respect of the acquisition of SVB UK.
3   In 3Q22, an impairment loss of $2.3bn was recognised relating to the planned sale of our retail banking operations in France. In 1Q23, a reversal of $2.1bn (excluding goodwill of $0.4bn) was recognised, as the business is no longer classified as held for sale.
4   Net operating income before change in expected credit losses and other credit impairment charges, also referred to as revenue.

Distribution of results by global business and legal entity

Distribution of results by global business
	Nine months ended		Quarter ended
	30 Sep	30 Sep	30 Sep	30 Jun	30 Sep
	2023	2022	2023	2023	2022
	$m	$m	$m	$m	$m
Constant currency revenue1
Wealth and Personal Banking	22,919	13,992	6,719	7,203	3,934
Commercial Banking2	17,640	11,496	5,424	5,504	4,441
Global Banking and Markets2	12,388	11,253	3,887	4,017	3,794
Corporate Centre	90	(1,519)	131	(117)	(594)
Total	53,037	35,222	16,161	16,607	11,575
Constant currency profit/(loss) before tax
Wealth and Personal Banking	11,369	2,600	2,777	3,327	113
Commercial Banking2	10,787	5,532	2,848	3,110	2,100
Global Banking and Markets2	4,904	4,114	1,324	1,498	1,421
Corporate Centre	2,311	(718)	765	763	(510)
Total	29,371	11,528	7,714	8,698	3,124
1     Constant currency net operating income before change in expected credit losses and other credit impairment charges including the effects of foreign currency translation differences, also referred to as constant currency revenue.
2   In the first quarter of 2023, following an internal review to assess which global businesses were best suited to serve our customers' respective needs, a portfolio of our customers within our markets in Latin America was transferred from GBM to CMB for reporting purposes. Comparative data have been re-presented accordingly.

Distribution of results by legal entity
	Nine months ended		Quarter ended
	30 Sep	30 Sep	30 Sep	30 Jun	30 Sep
	2023	2022	2023	2023	2022
	$m	$m	$m	$m	$m
Reported profit/(loss) before tax
HSBC UK Bank plc	6,569	3,347	1,778	1,660	1,077
HSBC Bank plc	4,405	(1,039)	907	784	(1,291)
The Hongkong and Shanghai Banking Corporation Limited	15,000	9,146	4,083	5,068	3,412
HSBC Bank Middle East Limited	1,023	549	350	296	171
HSBC North America Holdings Inc.	886	621	185	394	197
HSBC Bank Canada	695	613	220	236	228
Grupo Financiero HSBC, S.A. de C.V.	658	443	222	221	204
Other trading entities1	1,740	994	458	789	462
- of which: other Middle East entities (including Oman, Türkiye, Egypt and Saudi Arabia)	542	506	120	281	242
- of which: Saudi Awwal Bank	391	209	118	162	93
Holding companies, shared service centres and intra-Group eliminations	(1,605)	(2,665)	(489)	(677)	(1,231)
Total	29,371	12,009	7,714	8,771	3,229
Constant currency profit/(loss) before tax
HSBC UK Bank plc	6,569	3,319	1,778	1,677	1,160
HSBC Bank plc	4,405	(1,086)	907	788	(1,381)
The Hongkong and Shanghai Banking Corporation Limited	15,000	8,888	4,083	5,023	3,357
HSBC Bank Middle East Limited	1,023	551	350	297	172
HSBC North America Holdings Inc.	886	620	185	394	197
HSBC Bank Canada	695	585	220	236	222
Grupo Financiero HSBC, S.A. de C.V.	658	509	222	228	242
Other trading entities1	1,740	842	458	734	388
- of which: other Middle East entities (including Oman, Türkiye, Egypt and Saudi Arabia)	542	384	120	260	187
- of which: Saudi Awwal Bank	391	209	118	162	93
Holding companies, shared service centres and intra-Group eliminations	(1,605)	(2,700)	(489)	(679)	(1,233)
Total	29,371	11,528	7,714	8,698	3,124
1     Other trading entities includes the results of entities located in Oman, Türkiye, Egypt and Saudi Arabia (including our share of the results of Saudi Awwal Bank) which do not consolidate into HSBC Bank Middle East Limited. Supplementary analysis is provided on page 51 for a fuller picture of the MENAT regional performance.
Tables showing constant currency profit before tax by global business and legal entity are presented to support the commentary on constant currency performance on pages 11 and 12.

The tables on pages 40 to 50 reconcile reported to constant currency results for each of our global business segments and legal entities.

Income statement commentary

Group
3Q23 compared with 3Q22 - reported results

Movement in reported profit compared with 3Q22
	Quarter ended
	30 Sep	30 Sep	Variance
	2023	2022	3Q23 vs. 3Q22		Impact of FX
	$m	$m	$m	%	%
Revenue	16,161	11,508	4,653	40	1
ECL	(1,071)	(1,068)	(3)	-	3
Operating expenses	(7,968)	(7,793)	(175)	(2)	1
Share of profit/(loss) from associates and JVs	592	582	10	2	(5)
Profit before tax	7,714	3,229	4,485	>100	(8)
Tax expense	(1,448)	(572)	(876)	>(100)
Profit after tax	6,266	2,657	3,609	>100

Notable items
	Quarter ended
	30 Sep	30 Sep
	2023	2022
	$m	$m
Revenue
Disposals, acquisitions and related costs	310	(2,378)
Fair value movements on financial instruments1	-	(282)
Restructuring and other related costs	-	(31)
Disposal losses on Markets Treasury repositioning	(578)	-
Currency translation on revenue notable items	-	(120)
Operating expenses
Disposals, acquisitions and related costs	(79)	(9)
Restructuring and other related costs	30	(682)
Currency translation on operating expenses notable items	-	(26)
1   Fair value movements on non-qualifying hedges in HSBC Holdings.
Reported profit
Reported profit after tax of $6.3bn was $3.6bn higher than in 3Q22.
Reported profit before tax of $7.7bn was $4.5bn higher. The increase was mainly driven by growth in net interest income, reflecting the impact of interest rate rises, and from the non-recurrence of a $2.3bn impairment in 3Q22 relating to the planned sale of our retail banking operations in France. Reported ECL charges remained broadly stable. Reported operating expenses rose by 2%, as higher technology costs and increased performance-related pay accrual were largely offset by a reduction in restructuring and other related costs following the completion of our cost-reduction programme at the end of 2022.
Reported revenue
Reported revenue of $16.2bn was $4.7bn or 40% higher, which included the non-recurrence of an impairment relating to the planned sale of our retail banking operations in France. The rise also reflected the impact of interest rate rises, mainly in Global Payments Solutions ('GPS') in Commercial Banking ('CMB') and Global Banking and Markets ('GBM'), and in Personal Banking in Wealth and Personal Banking ('WPB'). There were also gains on foreign exchange hedges relating to the planned sale of our banking business in Canada.
These increases were partly offset by lower revenue in Equities and Global Foreign Exchange in GBM, compared with a strong 3Q22 which benefited from higher levels of client activity and a favourable trading environment. Additionally, revenue fell in Markets Treasury from lower net interest income due to the impact of rising interest rates on our funding costs and flattening yield curves. Markets Treasury also incurred disposal losses of $0.6bn relating to repositioning and risk management activities in our hold-to-collect-and-sell portfolio in certain key legal entities. These actions are accretive to net interest income and reduce the consumption of the Group's financial resources. Markets Treasury revenue is allocated to our global businesses.
Reported ECL
Reported ECL of $1.1bn remained broadly stable compared with 3Q22. In 3Q23, ECL primarily comprised stage 3 charges, including $0.5bn relating to the commercial real estate sector in mainland China. The ECL charge in 3Q22 related to heightened economic uncertainty, inflation and rising interest rates, as well as from ongoing developments in the commercial real estate sector in mainland China.
Reported operating expenses
Reported operating expenses of $8.0bn were $0.2bn or 2% higher. This mainly reflected higher technology costs, the impacts of rising inflation, and a higher performance-related pay accrual, as well as an adverse impact of foreign currency translation differences between the periods of $0.1bn. These increases were partly offset by a reduction in restructuring and other related costs following the completion of our cost-saving programme, which concluded at the end of 2022, and the effects of our continued cost discipline.
Reported share of profit from associates and JVs
Reported share of profit from associates and joint ventures of $0.6bn was $10m or 2% higher, primarily driven by a higher share of profit from Saudi Awwal Bank ('SAB'), formerly The Saudi British Bank.

Third interim dividend for 2023
On 30 October 2023, the Board announced a third interim dividend for 2023 of $0.10 per ordinary share. For further details, see page 52.

Group
3Q23 compared with 3Q22 - constant currency basis

Movement in profit before tax compared with 3Q22 - on a constant currency basis
	Quarter ended
	30 Sep	30 Sep	Variance
	2023	2022	3Q23 vs. 3Q22
	$m	$m	$m	%
Revenue	16,161	11,575	4,586	40
ECL	(1,071)	(1,103)	32	3
Operating expenses	(7,968)	(7,902)	(66)	(1)
Share of profit from associates and JVs	592	554	38	7
Profit before tax	7,714	3,124	4,590	>100

Profit before tax of $7.7bn was $4.6bn higher than in 3Q22 on a constant currency basis. Revenue increased by $4.6bn or 40%, mainly due to higher net interest income and the non-recurrence of the impairment relating to the planned sale of our retail banking operations in France in 3Q22, as described above. ECL charges of $1.1bn were broadly stable, while operating expenses increased by $0.1bn or 1%, mainly driven by growth in technology costs, the impacts of rising inflation, and a higher performance-related pay accrual, partly offset by a reduction in restructuring and other related costs following the completion of our cost-saving programme at the end of 2022. The impact of retranslating the previous year results of our operations in hyperinflationary economies at 3Q23 average rates of foreign exchange resulted in cost growth of $128m.

Group
9M23 compared with 9M22 - reported results

Movement in reported profit compared with 9M22
	Nine months ended
	30 Sep	30 Sep	Variance		Impact of FX
	2023	2022	9M23 vs. 9M22
	$m	$m	$m	%	%
Revenue	53,037	36,053	16,984	47	(4)
ECL	(2,416)	(2,155)	(261)	(12)	1
Operating expenses	(23,425)	(23,920)	495	2	(2)
Share of profit from associates and JVs	2,175	2,031	144	7	(6)
Profit before tax	29,371	12,009	17,362	>100	(10)
Tax expense	(5,034)	(421)	(4,613)	>(100)
Profit after tax	24,337	11,588	12,749	>100

Notable items
	Nine months ended
	30 Sep	30 Sep
	2023	2022
	$m	$m
Revenue
Disposals, acquisitions and related costs	3,631	(2,666)
Fair value movements on financial instruments1	15	(653)
Restructuring and other related costs	-	37
Disposal losses on Markets Treasury repositioning	(578)	-
Currency translation on revenue notable items	-	(105)
Operating expenses
Disposals, acquisitions and related costs	(197)	(9)
Restructuring and other related costs	77	(1,722)
Currency translation on operating expenses notable items	-	5
1   Fair value movements on non-qualifying hedges in HSBC Holdings.
Reported profit
Reported profit after tax of $24.3bn was $12.7bn higher than in 9M22. This included a higher tax expense, in part from the non-recurrence of a $1.8bn gain in 9M22 due to the recognition of a deferred tax asset from historical tax losses in HSBC Holdings.
Reported profit before tax of $29.4bn was $17.4bn higher. This was primarily driven by an increase in revenue due to growth in net interest income, reflecting the impact of interest rate rises. It also included the impact of an impairment of $2.3bn in 9M22 relating to the planned disposal of our retail banking operations in France, of which $2.1bn was reversed in 9M23 as the sale became less certain. In addition, there was a provisional gain of $1.6bn recognised on the acquisition of SVB UK in 9M23. Reported operating expenses decreased, primarily reflecting a reduction in restructuring and other related costs following the completion of our cost-saving programme at the end of 2022, which mitigated higher technology spend, an increase in the performance-related pay accrual and the impact of inflation. Reported ECL of $2.4bn increased by $0.3bn and included charges relating to exposures against the commercial real estate sector in mainland China.
Reported revenue
Reported revenue of $53.0bn was $17.0bn or 47% higher, which included the impacts of an impairment in 9M22 and a subsequent reversal in 9M23 relating to the planned sale of our retail banking operations in France. It also included a provisional gain on the acquisition of SVB UK, as described above.
The growth also reflected the impact of interest rate rises, mainly in GPS in CMB and GBM, Personal Banking and Global Private Banking in WPB, as well as Securities Services in GBM. There was also a good performance in our insurance business in WPB, and in Capital Markets and Advisory in GBM, while the increase in revenue in Corporate Centre was driven by Central Treasury, mainly due to the non-recurrence of adverse fair value movements on financial instruments.
These increases were partly offset by lower Credit and Lending revenue in CMB, mainly driven by lower balances and margin compression, and in GBM, reflecting weaker client demand. In Equities in GBM, revenue fell due to lower client activity. Revenue also reduced in Markets Treasury due to the impact of rising interest rates on our funding costs and flattening yield curves. Markets Treasury also incurred losses on asset disposals of $0.6bn relating to repositioning and risk management activities in our hold-to-collect-and-sell portfolio in certain key legal entities. These actions are accretive to net interest income and reduce the consumption of the Group's financial resources. This revenue is allocated to our global businesses.
Reported ECL
Reported ECL of $2.4bn were $0.3bn higher. Both periods included charges relating to the commercial real estate sector in mainland China, which were $0.8bn in 9M23, and charges in the UK due to increased economic uncertainty, inflation and rising interest rates. The charge in 9M22 of $2.2bn benefited from the release of Covid-19-related allowances.
For further details of the calculation of ECL, including the measurement uncertainties and significant judgements applied to such calculations, the impact of the economic scenarios and management judgemental adjustments, see pages 25 to 29.
Reported operating expenses
Reported operating expenses of $23.4bn were $0.5bn or 2% lower, including favourable foreign currency translation differences between the periods of $0.5bn. There were lower restructuring and other related costs following the completion of our cost-saving programme, which concluded at the end of 2022, a $0.2bn reduction due to a reversal of historical asset impairments, and the effects of our continued cost discipline. These reductions were offset by increases in technology costs, the impacts of rising inflation, a higher performance-related pay accrual and severance payments recorded in the first half of 2023.
The number of employees expressed in full-time equivalent staff ('FTE') at 30 September 2023 was 221,275, an increase of 2,076 compared with 31 December 2022. The number of contractors at 30 September 2023 was 5,045, a decrease of 1,002 due to the completion of our cost-saving programme.
Reported share of profit from associates and JVs
Reported share of profit from associates and joint ventures of $2.2bn was $0.1bn or 7% higher, primarily from an increase in the share of profit from SAB.
Tax expense
Tax in 9M23 was a charge of $5.0bn, representing an effective tax rate of 17.1%, which was higher than the effective tax rate of 3.5% for 9M22. The effective tax rate for 9M23 was reduced by 1.5 percentage points by the non-taxable provisional gain on the acquisition of SVB UK and by 1.4 percentage points by the release of provisions for uncertain tax positions. The effective tax rate for 9M22 was reduced by 15.8 percentage points by the recognition of a deferred tax asset on historical tax losses of HSBC Holdings as a result of improved profit forecasts for the UK tax group. Excluding these items, the effective tax rates were 20.1% for 9M23 and 19.3% for 9M22.
Return on average tangible equity
In 9M23, our annualised RoTE was 19.7%. Excluding the impact of the reversal of an impairment relating to the planned sale of our retail banking operations in France and the provisional gain of $1.6bn on the acquisition of SVB UK, annualised RoTE was 17.1%.

Group
9M23 compared with 9M22 - constant currency basis

Movement in profit before tax compared with 9M22 - on a constant currency basis
	Nine months ended
	30 Sep	30 Sep	Variance
	2023	2022	9M23 vs. 9M22
	$m	$m	$m	%
Revenue	53,037	35,222	17,815	51
ECL	(2,416)	(2,177)	(239)	(11)
Operating expenses	(23,425)	(23,434)	9	-
Share of profit from associates and JVs	2,175	1,917	258	13
Profit before tax	29,371	11,528	17,843	>100

Profit before tax of $29.4bn was $17.8bn higher than in 9M22 on a constant currency basis. Revenue increased by $17.8bn or 51%, primarily reflecting growth in net interest income from the impact of global interest rate rises. The increase included the impact of an impairment in 9M22, and a subsequent reversal in 9M23, relating to the planned sale of our retail banking operations in France. It also included a provisional gain on the acquisition of SVB UK. In addition, share of profit from associates and JVs increased by $0.3bn, reflecting an increase in the share of profit from SAB and Bank of Communications Co., Limited ('BoCom'). Operating expenses were stable, as lower restructuring and other related costs following the completion of our cost-saving programme were offset mainly by increases in technology costs, the impacts of rising inflation, and a higher performance-related pay accrual. ECL were $0.2bn higher. Both periods included charges relating to the commercial real estate sector in mainland China, which were $0.8bn in 9M23, as well as charges in the UK due to increased economic uncertainty, inflation and rising interest rates. The charge in 9M22 benefited from the release of Covid-19-related allowances.

Net interest margin

	Nine months ended		Quarter ended
	30 Sep	30 Sep	30 Sep	30 Jun	30 Sep
	2023	2022	2023	2023	2022
	$m	$m	$m	$m	$m
Net interest income	27,512	21,391	9,248	9,305	8,006
Average interest-earning assets	2,160,881	2,153,101	2,157,370	2,172,324	2,110,419
	%	%	%	%	%
Gross interest yield1	4.59	2.10	5.00	4.59	2.65
Less: gross interest payable1	(3.35)	(0.92)	(3.80)	(3.33)	(1.36)
Net interest spread2	1.24	1.18	1.20	1.26	1.29
Net interest margin3	1.70	1.33	1.70	1.72	1.51
1     Gross interest yield is the average annualised interest rate earned on average interest-earning assets ('AIEA'). Gross interest payable is the average annualised interest cost as a percentage of average interest-bearing liabilities.
2     Net interest spread is the difference between the average annualised interest rate earned on AIEA, net of amortised premiums and loan fees, and the average annualised interest rate payable on average interest-bearing funds.
3     Net interest margin is net interest income expressed as an annualised percentage of AIEA.
Net interest margin
Net interest margin ('NIM') for 9M23 of 1.70% was 37 basis points ('bps') higher compared with 9M22, driven by the rise in the yield on AIEA of 249bps. This was partly offset by the rise in the funding costs of average interest-bearing liabilities of 243bps. The increase in NIM in 9M23 included the unfavourable impact of foreign currency translation differences. Excluding this, NIM increased by 40bps.
NIM for 3Q23 was 1.70%, up 19bps year-on-year, and down 2bps compared with the previous quarter. The reduction compared with 2Q23 reflected continuing customer deposit migration, particularly in Asia. There was a greater increase in the funding costs of average interest-bearing liabilities than in the yield on interest-earning assets.
Net interest income
Net interest income ('NII') for 9M23 was $27.5bn, an increase of $6.1bn or 29% compared with 9M22. This reflected higher average market interest rates across the major currencies compared with 9M22.
Excluding the unfavourable impact of foreign currency translation differences, NII increased by $6.7bn or 32%.
NII for 3Q23 was $9.2bn, up 15% compared with 3Q22, and down 2% compared with 2Q23. The increase compared with 3Q22 was driven by the impact of higher yields on our asset book, notably in the UK and our main legal entities in Asia. This was partly offset by higher funding costs across our liability book, which included the impact of deposit migration in our main legal entities in Asia and Europe. The reduction compared with 2Q23 was driven by higher funding costs on liabilities compared with the interest earned on AIEA.
Interest income and interest expense
Interest income for 9M23 of $74.2bn increased by $40.3bn compared with 9M22, primarily due to higher market interest rates. The change in interest income included an adverse impact of foreign currency translation differences of $1.0bn, excluding which interest income increased by $41.3bn.
Interest income of $27.2bn in 3Q23 was up $13.1bn compared with 3Q22, and up $2.3bn compared with 2Q23, both due to higher market interest rates.
Interest expense for 9M23 of $46.6bn increased by $34.2bn compared with 9M22. This reflected an increase in funding costs of 243bps, mainly due to the impact of higher interest rates, as well as from customer deposit migration, notably in Asia. The rise in interest expense included the favourable effects of foreign currency translation differences of $0.4bn. Excluding this, interest expense increased by $34.6bn.
Interest expense of $18.0bn in 3Q23 was up $11.9bn compared with 3Q22, and up $2.4bn compared with 2Q23.
Banking net interest income
Banking net interest income is an alternative performance measure, and is defined as Group net interest income after deducting:
-     the internal cost to fund trading and fair value net assets for which associated revenue is reported in 'Net income from financial instruments held for trading or managed on a fair value basis', also referred to as 'trading and fair value income'. These funding costs reflect proxy overnight or term interest rates as applied by internal funds transfer pricing;
-     the funding costs of foreign exchange swaps in Markets Treasury, where an offsetting income or loss is recorded in trading and fair value income. These instruments are used to manage foreign currency deployment and funding in our entities; and
-     third-party net interest income in our insurance business.
In our segmental disclosures, the funding costs of trading and fair value net assets are predominantly recorded in GBM in 'net income from financial instruments held for trading or managed on a fair value basis'. On consolidation, this funding is eliminated in Corporate Centre, resulting in an increase in the funding costs reported in net interest income with an equivalent offsetting increase in 'net income from financial instruments held for trading or managed on a fair value basis' in this segment. During 2Q23 we implemented a consistent reporting approach across the 14 most material entities that contribute to our trading and fair value net assets, which resulted in an increase to the associated funding costs reported through the intersegment elimination in Corporate Centre of approximately $0.4bn, recognised in 2Q23. In the consolidated Group results, the cost to fund these trading and fair value net assets is reported in net interest income.

Banking NII, which is derived by deducting the centrally allocated funding costs to generate trading and fair value income, was $33.3bn in 9M23. The funding costs were $6.1bn, an increase of $4.9bn compared with 9M22, notably due to higher interest rates. Banking net interest income also deducts third-party net interest income related to our insurance business, which was $0.3bn in 9M23, broadly stable compared with 9M22.
The internally allocated funding costs incurred in 9M23 to generate trading and fair value income related to trading, fair value and associated net asset balances predominantly in GBM. At 30 September 2023, these stood at approximately $130bn.

	Nine months ended		Quarter ended
	30 Sep	30 Sep	30 Sep	30 Jun	30 Sep
	2023	2022	2023	2023	2022
	$bn	$bn	$bn	$bn	$bn
Net interest income	27.5	21.4	9.2	9.3	8.0
Banking book funding costs used to generate 'net income from financial instruments held for trading or managed on a fair value basis'	6.1	1.2	2.4	2.4	0.8
Third-party net interest income from insurance	(0.3)	(0.3)	(0.1)	(0.1)	(0.1)
Banking net interest income	33.3	22.3	11.5	11.6	8.7

Summary consolidated balance sheet

	At1
	30 Sep	30 Jun	31 Dec
	2023	2023	2022
	$m	$m	$m
Assets
Cash and balances at central banks	298,779	307,733	327,002
Trading assets	249,189	255,387	218,093
Financial assets designated and otherwise mandatorily measured at fair value through profit or loss	102,778	104,303	100,101
Derivatives	273,070	272,595	284,159
Loans and advances to banks	107,103	100,921	104,475
Loans and advances to customers	935,750	959,558	923,561
Reverse repurchase agreements - non-trading	249,092	258,056	253,754
Financial investments	427,575	407,933	364,726
Assets held for sale	85,833	95,480	115,919
Other assets	291,442	279,510	257,496
Total assets	3,020,611	3,041,476	2,949,286
Liabilities and equity
Liabilities
Deposits by banks	72,219	68,709	66,722
Customer accounts	1,563,127	1,595,769	1,570,303
Repurchase agreements - non-trading	181,146	170,110	127,747
Trading liabilities	79,810	81,228	72,353
Financial liabilities designated at fair value	141,482	139,618	127,321
Derivatives	265,679	269,560	285,762
Debt securities in issue	89,107	85,471	78,149
Insurance contract liabilities	112,963	115,756	108,816
Liabilities of disposal groups held for sale	78,299	87,241	114,597
Other liabilities	246,939	236,363	212,319
Total liabilities	2,830,771	2,849,825	2,764,089
Equity
Total shareholders' equity	182,720	184,170	177,833
Non-controlling interests	7,120	7,481	7,364
Total equity	189,840	191,651	185,197
Total liabilities and equity	3,020,611	3,041,476	2,949,286
1     From 1 January 2023, we adopted IFRS 17 'Insurance Contracts', which replaced IFRS 4 'Insurance Contracts'. Comparative data have been restated accordingly.

Balance sheet commentary
Balance sheet - 30 September 2023 compared with 30 June 2023
At 30 September 2023, our total assets of $3.0tn were $21bn lower on a reported basis and included unfavourable effects of foreign currency translation differences of $59bn. On a constant currency basis, total assets were $39bn higher, mainly driven by growth in financial investments and an increase in settlement accounts. These were partly offset by a decrease in assets held for sale, lower loans and advances to customers, and a reduction in reverse repurchase agreements.
Loans and advances to customers as a percentage of customer accounts was 59.9%, which was lower than 60.1% at 30 June 2023.

Combined view of customer lending and customer deposits
	At
	30 Sep	30 Jun	31 Dec
	2023	2023	2022
	$m	$m	$m
Loans and advances to customers	935,750	959,558	923,561
- of which: HSBC Innovation Bank Limited (formerly SVB UK)	7,333	7,040	-
Loans and advances to customers of disposal groups reported in 'Assets held for sale'	55,951	59,210	80,576
- banking business in Canada	54,602	55,932	55,197
- retail banking operations in France	-	-	25,029
- other	1,349	3,278	350
Non-current assets held for sale	1,292	659	112
Combined customer lending	992,993	1,019,427	1,004,249
Currency translation	-	(19,220)	(4,982)
Combined customer lending at constant currency	992,993	1,000,207	999,267
Customer accounts	1,563,127	1,595,769	1,570,303
- of which: HSBC Innovation Bank Limited (formerly SVB UK)	6,033	7,220	-
Customer accounts reported in 'Liabilities of disposal groups held for sale'	59,250	66,154	85,274
- banking business in Canada	59,247	59,813	60,606
- retail banking operations in France	-	-	22,348
- other	3	6,341	2,320
Combined customer deposits	1,622,377	1,661,923	1,655,577
Currency translation	-	(30,854)	(8,156)
Combined customer deposits at constant currency	1,622,377	1,631,069	1,647,421

Loans and advances to customers
Loans and advances to customers of $0.9tn were $24bn lower on a reported basis. This included the adverse effects of foreign currency translation differences of $19bn, excluding which customer lending balances decreased by $5bn.
In WPB, customer lending increased by $2bn, primarily from mortgage balance growth in HSBC UK, Hong Kong, the US and Mexico. This was partly offset by the reclassification of $0.8bn to held for sale from the planned sale of the New Zealand retail mortgage loan portfolio.
In CMB, customer lending was $6bn lower due to decreases in our legal entity in Hong Kong, HSBC Bank plc and in the US, reflecting softer demand from customers due to higher interest rates and economic uncertainty.
In GBM, lending fell by $1bn from a decrease in term lending balances in our legal entity in Hong Kong.
While our near-term outlook on lending growth remains cautious, we expect mid-single-digit percentage annual loan growth in the medium to long term.
Customer accounts
Customer accounts of $1.6tn reduced by $33bn on a reported basis. This included the adverse effects of foreign currency translation differences of $31bn, excluding which customer accounts fell by $2bn.
In WPB, customer accounts fell by $3bn, mainly due to decreases in HSBC UK reflecting the higher cost of living and competitive pressures, partly offset by increases in our legal entities in Australia and mainland China.
In CMB, the reduction in customer accounts of $2bn reflected net outflows in our legal entity in mainland China and in HSBC UK.
In GBM, customer accounts increased by $4bn, reflecting balance growth in HSBC Bank plc due to an increase in term deposits and interest-bearing balances, partly offset by lower interest-bearing and non-interest-bearing balances in our legal entities in Singapore, Hong Kong and mainland China.
Financial investments
As part of our interest rate hedging strategy, we hold a portfolio of debt instruments, reported within financial investments, which are classified as hold-to-collect-and-sell. As a result, the change in value of these instruments is recognised through 'debt instruments at fair value through other comprehensive income' in equity.
At 30 September 2023, we had recognised a pre-tax cumulative unrealised loss reserve through other comprehensive income of $5.9bn related to these hold-to-collect-and-sell positions. This reflected a $0.3bn pre-tax gain in 3Q23, inclusive of movements on related fair value hedges. The gain in 3Q23 includes a reduction in unrealised losses due to the disposal of securities as part of repositioning actions taken in this portfolio of $0.6bn, which is described in further detail below. Overall, the Group is positively exposed to rising interest rates through net interest income, although there is an adverse impact on our capital base in the early stages of a rising interest rate environment due to the fair value of hold-to-collect-and-sell instruments.
Over time, these adverse movements will unwind as the instruments reach maturity, although not all will necessarily be held to maturity.

As interest rates have increased, we have taken actions to manage our exposure to the changing interest rate environment. During 3Q23, Markets Treasury incurred disposal losses of $0.6bn, reported in other operating income, relating to repositioning and risk management activities in our hold-to-collect-and-sell portfolio in certain key legal entities. These actions are accretive to net interest income and reduce the consumption of the Group's financial resources. The losses in the income statement associated with these disposals are already recognised in equity, as described above.
We also hold a portfolio of financial investments measured at amortised cost, which are classified as hold-to-collect. At 30 September 2023, there was a cumulative unrecognised loss of $4.4bn. Within this, $3.5bn related to debt instruments held to manage our interest rate exposure, representing a $0.7bn deterioration during 3Q23.

Risk-weighted assets - 30 September 2023 compared with 30 June 2023
Risk-weighted assets ('RWAs') reduced by $19.5bn during the quarter. Excluding a decrease of $12.5bn from foreign currency translation differences, RWAs fell by $7.0bn, reflecting:
-     a $4.7bn decrease mainly due to credit risk parameter refinements notably in Asia, HSBC Bank plc and SAB;
-     a $3.3bn decline from strategic disposals, primarily due to the sale of our Oman business; and
-     a $1.4bn decline due to mark-to-market movements from counterparty credit risk, mainly in HSBC Bank plc, Asia and Mexico.
These were partly offset by:
-     a $2.0bn increase from portfolio mix changes and unfavourable credit risk rating migrations, primarily in HSBC UK, HSBC Bank plc, Asia and the US; and
-     a $1.4bn rise in credit risk mainly due to higher sovereign exposures and mortgage growth, which was partly offset by a fall in customer lending.
Global businesses

Wealth and Personal Banking - constant currency basis

Management view of revenue
	Nine months ended				Quarter ended
	30 Sep	30 Sep	Variance		30 Sep	30 Jun	30 Sep
	2023	2022	9M23 vs. 9M22		2023	2023	2022
	$m	$m	$m	%	$m	$m	$m
Wealth	5,815	5,172	643	12	1,894	1,957	1,787
- investment distribution	1,964	1,917	47	2	683	643	653
- Global Private Banking	1,716	1,488	228	15	575	572	546
net interest income	876	667	209	31	296	289	280
non-interest income	840	821	19	2	279	283	266
- life insurance	1,186	928	258	28	311	425	276
- asset management	949	839	110	13	325	317	312
Personal Banking	15,499	10,873	4,626	43	5,282	5,252	4,374
- net interest income	14,517	9,891	4,626	47	4,960	4,899	4,034
- non-interest income	982	982	-	-	322	353	340
Other1	1,605	(2,053)	3,658	>100	(457)	(6)	(2,227)
- of which: impairment (loss)/reversal relating to the planned sale of our retail banking operations in France	2,034	(2,349)	4,383	>100	-	14	(2,349)
Net operating income2	22,919	13,992	8,927	64	6,719	7,203	3,934
RoTE (annualised)3 (%)	37.3	9.5
1     'Other' includes Markets Treasury, HSBC Holdings interest expense and hyperinflation. It also includes the distribution and manufacturing (where applicable) of retail and credit protection insurance, disposal gains and other non-product-specific income.
2     'Net operating income' means net operating income before change in expected credit losses and other credit impairment charges (also referred to as 'revenue').
3     RoTE (annualised) in 9M23 included a 6.6 percentage point favourable impact from the reversal of the impairment losses relating to the planned sale of our retail banking operations in France.

Notable items
	Nine months ended		Quarter ended
	30 Sep	30 Sep	30 Sep	30 Sep
	2023	2022	2023	2022
	$m	$m	$m	$m
Revenue
Disposals, acquisitions and related costs	2,034	(2,205)	-	(2,205)
Fair value movements on financial instruments	-	-	-	-
Restructuring and other related costs	-	98	-	5
Disposal losses on Markets Treasury repositioning	(253)	-	(253)	-
Currency translation on revenue notable items	-	(144)	-	(143)
Operating expenses
Disposals, acquisitions and related costs	(26)	(4)	(3)	(4)
Restructuring and other related costs	16	(175)	16	(62)
Currency translation on operating expenses notable items	-	3	-	(3)
9M23 compared with 9M22

Profit before tax of $11.4bn was $8.8bn higher than in 9M22 on a constant currency basis. The growth in revenue reflected higher Personal Banking net interest income of $4.6bn due to wider margins as interest rates rose, and an increase in wealth revenue of $0.6bn. The increase also included the $4.4bn impact of an impairment in 9M22 relating to the planned disposal of our retail banking operations in France, and its subsequent partial reversal in 9M23 as the sale became less certain. ECL fell by $0.2bn, while operating expenses grew by $0.4bn.

Revenue of $22.9bn was $8.9bn or 64% higher on a constant currency basis. This was driven by growth in Personal Banking net interest income of $4.6bn from wider margins, supported by an increase in lending, a $0.3bn increase in life insurance revenue, and a rise of $0.2bn in Global Private Banking net interest income. In addition, 'Other' revenue included the impact of an impairment in 9M22 relating to the planned sale of our retail banking operations in France, and its subsequent reversal in 9M23, partly offset by a reduction in revenue allocated from Corporate Centre of $0.9bn, including losses on Markets Treasury repositioning.

In Wealth, revenue of $5.8bn was up $0.6bn or 12%.

-     Life insurance revenue rose by $0.3bn or 28%. The increase was mainly driven by favourable net investment returns of $0.2bn and an increase of $0.1bn in the net insurance service result after adverse assumption changes. In addition, insurance manufacturing new business contractual service margin1 written of $1.3bn in 9M23 was up $0.4bn or 42%, mainly in Hong Kong due in part to the mainland China border reopening and the launch of new products in 9M23.
-     Global Private Banking revenue was $0.2bn or 15% higher due to the positive impact of rising interest rates on net interest income.
-     Asset management revenue was $0.1bn or 13% higher, driven by an increase in assets under management of 13%, and from positive market movements.
In Personal Banking, revenue of $15.5bn was up $4.6bn or 43%.
-     Net interest income was $4.6bn or 47% higher due to wider margins from interest rate rises. This was supported by lending growth in HSBC UK, and in our main legal entities in Asia, Mexico and the US. Mortgage lending rose in our main legal entity in Asia by $6bn and in HSBC UK by $5bn. Unsecured lending increased by $3bn, notably in Mexico and Hong Kong, partly offset by the closure of the John Lewis cards portfolio. Deposit balances fell by $11bn, mainly in HSBC UK and our main entity in the US, partly offset by growth in our main legal entities in Asia, the UAE and the Channel Islands.
Other revenue increased by $3.7bn, mainly due to the $4.4bn impact of an impairment relating to the planned sale of our retail banking operations in France in 9M22, and its subsequent reversal in 9M23. This was partly offset by a $0.5bn reduction from Markets Treasury allocated revenue, including disposal losses on repositioning, an increase in HSBC Holdings interest expense of $0.2bn, and an adverse impact of $0.2bn due to hyperinflationary accounting.

ECL were $0.7bn, compared with $0.9bn in 9M22 on a constant currency basis, as the credit performance in 9M23 remained resilient, with delinquencies and write-offs remaining broadly stable, despite a significant rise in inflationary pressures. The charges in 9M22 reflected heightened levels of uncertainty and inflationary pressures.

Operating expenses of $10.9bn were 3% higher on a constant currency basis, reflecting continued investments, notably in wealth in Asia, higher technology spend and the impact of higher inflation. These were partly offset by a reduction of restructuring and other related costs following the completion of our cost-saving programme at the end of 2022, ongoing cost discipline and a $0.1bn reversal related to historical asset impairments.

3Q23 compared with 3Q22

Profit before tax of $2.8bn was $2.7bn higher than in 3Q22 on a constant currency basis. This was driven by a $2.8bn increase in revenue as 3Q22 included an impairment of $2.3bn following the classification of our retail banking business in France as held for sale on 30 September 2022. There was also strong growth in Personal Banking net interest income of $0.9bn, due to wider margins from rising interest rates and lending growth. This was partly offset by a reduction in revenue allocated from Markets Treasury, mainly due to disposal losses on repositioning. ECL of $0.2bn were $0.1bn lower. Operating expenses of $3.7bn were $0.2bn or 6% higher, mainly due to increased technology spend and inflationary pressures, which were in part mitigated by the benefits of our cost-saving initiatives.

1     From 1 January 2023, we adopted IFRS 17 'Insurance Contracts', which replaced IFRS 4 'Insurance Contracts'. Under IFRS 17, the future profits from new business are capitalised in the contractual service margin, and not recognised immediately in the income statement, as was the case for the value of new business measure under IFRS 4.
Commercial Banking - constant currency basis

Management view of revenue
	Nine months ended				Quarter ended
	30 Sep	30 Sep	Variance		30 Sep	30 Jun	30 Sep
	2023	2022	9M23 vs. 9M22		2023	2023	2022
	$m	$m	$m	%	$m	$m	$m
Global Trade and Receivables Finance	1,546	1,579	(33)	(2)	520	510	527
Credit and Lending	4,084	4,360	(276)	(6)	1,339	1,372	1,453
Global Payments Solutions	9,166	4,320	4,846	>100	3,199	3,037	1,968
GBM products, Insurance and Investments, and Other1	2,844	1,237	1,607	>100	366	585	493
- of which: share of revenue from Markets and Securities Services and Banking products	981	901	80	9	323	319	309
- of which: provisional gain on the acquisition of Silicon Valley Bank UK Limited	1,593	-	1,593	>100	86	-	-
Net operating income2	17,640	11,496	6,144	53	5,424	5,504	4,441
RoTE (annualised)3 (%)	25.8	13.3
1     Includes CMB's share of revenue from the sale of Markets and Securities Services and Banking products to CMB customers. GBM's share of revenue from the sale of these products to CMB customers is included within the corresponding lines of the GBM management view of revenue. Also includes allocated revenue from Markets Treasury, HSBC Holdings interest expense and hyperinflation.
2     'Net operating income' means net operating income before change in expected credit losses and other credit impairment charges (also referred to as 'revenue').
3     RoTE (annualised) in 9M23 included a 4.3 percentage point favourable impact from the provisional gain on the acquisition of SVB UK.
Notable items
	Nine months ended		Quarter ended
	30 Sep	30 Sep	30 Sep	30 Sep
	2023	2022	2023	2022
	$m	$m	$m	$m
Revenue
Disposals, acquisitions and related costs	1,593	-	86	-
Fair value movements on financial instruments	-	-	-	-
Restructuring and other related costs	-	(1)	-	(1)
Disposal losses on Markets Treasury repositioning	(190)		(190)
Currency translation on revenue notable items	-	-	-	1
Operating expenses
Disposals, acquisitions and related costs	(30)	-	(15)	-
Restructuring and other related costs	30	(124)	1	(58)
Currency translation on operating expenses notable items	-	-	-	(1)

9M23 compared with 9M22
Profit before tax of $10.8bn was $5.3bn higher than in 9M22 on a constant currency basis. This was driven by an increase in revenue across all our main legal entities, primarily from a $4.8bn increase in GPS net interest income. It also included a provisional gain of $1.6bn from HSBC UK's acquisition of SVB UK. These increases were partly offset by a higher ECL charge and a rise in operating expenses.
Revenue of $17.6bn was $6.1bn or 53% higher on a constant currency basis.
-     In GPS, revenue increased by $4.8bn, with growth in all main legal entities, driven by an increase in margins reflecting interest rate rises and repricing actions, while average balances were broadly stable despite a market-wide reduction in the UK as customers used their surplus liquidity. There was also an 8% increase in fee income, notably in cards and payments, with growth across most of our main legal entities, notably in Asia and the UK.
-     In Global Trade and Receivables Finance, revenue was down 2%, driven by lower average balances in our main legal entity in Asia, reflecting the softer trade cycle, partly offset by growth in our main legal entity in the UK as margins improved. In addition, there was a 2% increase in fee income.
-     In Credit and Lending, revenue decreased by $0.3bn or 6%, notably in our main legal entities in Asia and Europe, primarily due to margin compression and lower balances, reflecting softer demand from customers across these markets.
-     In GBM products, Insurance and Investments, and Other, revenue increased by $1.6bn, driven by incremental revenue from HSBC Innovation Banking, which included the provisional gain of $1.6bn on the acquisition of SVB UK, comprising the preliminary gain on acquisition of $1.5bn in 1Q23 and an additional gain of $0.1bn recognised in 3Q23. There was a 9% increase in collaboration revenue from GBM products, notably Foreign Exchange, and higher interest on capital held in the business of $0.5bn. These increases were partly offset by a reduction of income allocated from Markets Treasury of $0.5bn, including disposal losses on repositioning, higher HSBC Holdings interest expense of $0.3bn, and the adverse impacts of hyperinflationary accounting of $0.2bn.
ECL were a charge of $1.4bn, compared with a charge of $1.0bn in 9M22 on a constant currency basis. The increase of $0.4bn compared with 9M22 reflected the release of Covid-19-related allowances in the previous year. ECL in both periods reflected charges relating to the commercial real estate sector in mainland China and charges in the UK due to economic uncertainty.
Operating expenses of $5.5bn were higher on a constant currency basis. The increase reflected incremental costs in HSBC Innovation Banking of $0.2bn following the acquisition and integration of SVB UK, a higher performance-related pay accrual, ongoing investment in technology and inflationary impacts. These increases were in part mitigated by the impact of continued strategic cost-saving initiatives.

3Q23 compared with 3Q22
Profit before tax of $2.8bn was $0.7bn or 36% higher than in 3Q22 on a constant currency basis, primarily due to an increase in revenue in GPS, driven by higher net interest income from the positive impact of interest rate rises and repricing actions. ECL were broadly unchanged, with 3Q23 reflecting charges against the commercial real estate sector in mainland China. Operating expenses were $0.2bn higher, mainly driven by incremental costs relating to HSBC Innovation Banking of $0.1bn, continued investments in technology and an increase in the performance-related pay accrual.

Global Banking and Markets - constant currency basis

Management view of revenue
	Nine months ended				Quarter ended
	30 Sep	30 Sep	Variance		30 Sep	30 Jun	30 Sep
	2023	2022	9M23 vs. 9M22		2023	2023	2022
	$m	$m	$m	%	$m	$m	$m
Markets and Securities Services	6,921	6,955	(34)	-	2,158	2,171	2,297
- Securities Services	1,835	1,456	379	26	615	619	523
- Global Debt Markets	746	532	214	40	158	238	110
- Global Foreign Exchange	3,153	3,198	(45)	(1)	928	990	1,061
- Equities	403	867	(464)	(54)	167	92	272
- Securities Financing	815	706	109	15	302	252	248
- Credit and funding valuation adjustments	(31)	196	(227)	>(100)	(12)	(20)	83
Banking	6,431	4,800	1,631	34	2,158	2,135	1,703
- Global Trade and Receivables Finance	505	505	-	-	164	161	173
- Global Payments Solutions	3,324	1,841	1,483	81	1,127	1,120	798
- Credit and Lending	1,493	1,697	(204)	(12)	506	486	527
- Capital Markets and Advisory	812	606	206	34	254	253	182
- Other1	297	151	146	97	107	115	23
GBM Other	(964)	(502)	(462)	(1)	(429)	(289)	(206)
- Principal Investments	14	58	(44)	(76)	1	17	(20)
- Other2	(978)	(560)	(418)	(75)	(430)	(306)	(186)
Net operating income3	12,388	11,253	1,135	10	3,887	4,017	3,794
RoTE (annualised) (%)	12.9	11.6
1     Includes portfolio management, earnings on capital and other capital allocations on all Banking products.
2     Includes notional tax credits and Markets Treasury, HSBC Holdings interest expense and hyperinflation.
3     'Net operating income' means net operating income before change in expected credit losses and other credit impairment charges (also referred to as 'revenue').

Notable items
	Nine months ended		Quarter ended
	30 Sep	30 Sep	30 Sep	30 Sep
	2023	2022	2023	2022
	$m	$m	$m	$m
Revenue
Disposals, acquisitions and related costs	-	-	-	-
Fair value movements on financial instruments	-	-	-	-
Restructuring and other related costs	-	(61)	-	(35)
Disposal losses on Markets Treasury repositioning	(135)		(135)
Currency translation on revenue notable items	-	1	-	-
Operating expenses
Disposals, acquisitions and related costs	3	-	-	-
Restructuring and other related costs	4	(137)	4	(50)
Currency translation on operating expenses notable items	-	-	-	(3)

9M23 compared with 9M22
Profit before tax of $4.9bn was $0.8bn or 19% higher than in 9M22 on a constant currency basis. This was driven by an increase in revenue of $1.1bn or 10%, notably from higher net interest income in GPS and Securities Services. Operating expenses increased by $0.4bn or 5%.
Revenue of $12.4bn was $1.1bn or 10% higher on a constant currency basis.
In Markets and Securities Services ('MSS'), revenue was marginally lower by $34m.
-     In Securities Services, revenue grew by $0.4bn or 26% due to higher net interest income as global interest rates rose.
-     In Global Debt Markets, revenue increased by $0.2bn or 40% from favourable primary market conditions, leading to higher secondary volumes and a better trading performance. The 9M22 period was impacted by lower primary activity and client flow due to uncertainty and challenging market conditions.
-     In Global Foreign Exchange, revenue decreased by $45m or 1% compared with a very strong 9M22. The 9M23 period reflected continued elevated client activity and trading performance as we captured the benefit of market-wide volatility relating to interest rate and inflation rate differentials.
-     In Equities, revenue fell by $0.5bn or 54% in the context of a strong 9M22, and was due to lower client activity as a result of reduced market volatility.
-     In Securities Financing, revenue increased by $0.1bn or 15%, driven by increased client flow and the onboarding of new clients as a result of investment-led growth.
In Banking, revenue increased by $1.6bn or 34%.
-     In GPS, revenue increased by $1.5bn or 81%, driven by margin growth from rising global interest rates and business pricing actions.
-     In Capital Markets and Advisory, revenue increased by $0.2bn or 34%, benefiting from increased financing activities and higher interest rates, against a backdrop of a smaller global market fee pool.
-     In Credit and Lending, revenue decreased by $0.2bn or 12% due to weaker client demand.
In GBM Other, there was a $0.5bn reduction in revenue allocated from Corporate Centre, mainly due to disposal losses on Markets Treasury repositioning and higher HSBC Holdings interest expense.

ECL of $0.3bn in 9M23 were broadly stable compared with 9M22 on a constant currency basis.

Operating expenses of $7.2bn increased by $0.4bn or 5% on a constant currency basis due to the impact of inflation, which was in part mitigated by business actions.

3Q23 compared with 3Q22

Profit before tax of $1.3bn was $0.1bn or 7% lower than in 3Q22 on a constant currency basis. Revenue was $0.1bn or 2% higher, mainly from increased revenue in GPS reflecting the impact of rising interest rates. Revenue in Capital Markets and Advisory rose due to higher financing activity and growth in Issuer Services from higher interest rates. This was partly offset by a decrease in MSS revenue, primarily in Equities and Global Foreign Exchange, compared with a strong 3Q22 which benefited from higher levels of client activity and a favourable trading environment. In addition, there was a lower allocation of revenue from Markets Treasury. ECL of $0.2bn were higher than in 3Q22. Operating expenses were $0.1bn or 5% higher due to the impact of inflation and an increase in the performance-related pay accrual.

Corporate Centre - constant currency basis

Management view of revenue
	Nine months ended				Quarter ended
	30 Sep	30 Sep	Variance		30 Sep	30 Jun	30 Sep
	2023	2022	9M23 vs. 9M22		2023	2023	2022
	$m	$m	$m	%	$m	$m	$m
Central Treasury1	98	(730)	828	>100	17	(21)	(352)
Legacy portfolios	(4)	(1)	(3)	>(100)	7	(9)	(7)
Other2,3	(4)	(788)	784	99	107	(87)	(235)
Net operating income4	90	(1,519)	1,609	>100	131	(117)	(594)
RoTE (annualised) (%)	7.3	2.3
1     Central Treasury comprises valuation differences on issued long-term debt and associated swaps and fair value movements on financial instruments.
2   Other comprises consolidation adjustments, funding charges on property and technology assets, revaluation gains and losses on investment properties and property disposals, gains and losses on certain planned disposals, and other revenue items not allocated to global businesses.
3     Revenue from Markets Treasury, HSBC Holdings net interest expense and hyperinflation are allocated out to the global businesses, to align them better with their revenue and expense. The total Markets Treasury revenue component of this allocation for 9M23 was $(47)m (9M22: $1,159m; 3Q23: $(497)m; 2Q23: $183m; 3Q22: $337m).
4     'Net operating income' means net operating income before change in expected credit losses and other credit impairment charges (also referred to as 'revenue').

Notable items
	Nine months ended		Quarter ended
	30 Sep	30 Sep	30 Sep	30 Sep
	2023	2022	2023	2022
	$m	$m	$m	$m
Revenue
Disposals, acquisitions and related costs1	4	(461)	224	(173)
Fair value movements on financial instruments2	15	(653)	-	(282)
Restructuring and other related costs	-	1	-	-
Disposal losses on Markets Treasury repositioning	-		-
Currency translation on revenue notable items	-	38	-	22
Operating expenses
Disposals, acquisitions and related costs	(144)	(5)	(61)	(5)
Restructuring and other related costs	27	(1,286)	9	(512)
Currency translation on operating expenses notable items	-	2	-	(19)
1   Includes fair value movements on the foreign exchange hedging of the expected proceeds from the agreed sale of our banking operations in Canada.
2   Fair value movements on non-qualifying hedges in HSBC Holdings.

9M23 compared with 9M22
Profit before tax of $2.3bn compared with a loss before tax of $0.7bn in 9M22 on a constant currency basis. This increase mainly reflected higher revenue and lower restructuring and other related costs, together with an increase in the share of profit from associates and joint ventures.

Revenue was $1.6bn higher on a constant currency basis. This reflected the non-recurrence of adverse fair value movements on financial instruments, favourable valuation differences on long-term debt and associated swaps in Central Treasury, and valuation gains on structural hedging. In addition, the increase reflected the impacts of the restructuring of our business in Europe, including the non-recurrence of 9M22 losses associated with the completed sale of our branch operations in Greece and lower losses related to the planned disposal of our operations in Russia.

Operating expenses decreased by $1.2bn on a constant currency basis, primarily driven by the non-recurrence of restructuring and other related costs following the completion of our cost-saving programme at the end of 2022. These were partly offset by certain costs related to the planned disposals of our retail banking operations in France and our banking business in Canada.

Share of profit from associates and joint ventures of $2.1bn increased by $0.2bn or 12% on a constant currency basis, primarily driven by an increase in the share of profit from SAB and BoCom.

3Q23 compared with 3Q22

Profit before tax of $0.8bn compared with a loss before tax of $0.5bn in 3Q22 on a constant currency basis. This was driven by higher revenue due to the non-recurrence of adverse fair value movements on financial instruments, and fair value gains in 3Q23 relating to the foreign exchange hedging of the expected proceeds from the agreed sale of our banking operations in Canada. Higher revenue also reflected the non-recurrence of impacts from the restructuring of our business in Europe. Lower operating expenses were due to a reduction in restructuring and other related costs following the completion of our cost-saving programme at the end of 2022.

Risk

Managing risk
Global economic activity was resilient during the first half of 2023 as a result of a buoyant services sector. However, prospects for GDP growth in the second half of 2023 have weakened due to tight financial conditions and rising geopolitical risks, which are having an adverse impact on international trade. Concerns have increased regarding the near- and medium-term economic prospects for major European economies, such as Germany, and Asian economies like China, which may affect neighbouring markets. We are closely monitoring developments in the Israel-Hamas war. Our immediate focus has been on the safety of our colleagues and operations, and seeking to manage associated impacts on our customers and business. While the global economy has largely adapted to the repercussions of the Russia-Ukraine war, any further escalation in this conflict as well as in the Middle East, could have additional economic, social and political consequences.
The relationships between China and several countries, including the US and the UK, remain complex. The US, the UK, the EU and other countries have imposed various sanctions and trade restrictions on Chinese persons and companies. In response, China has imposed sanctions and introduced new laws and trade restrictions that could impact the Group and its customers. Efforts across a variety of sectors have been undertaken to decrease vulnerabilities to geopolitical shocks through de-risking supply chains. Further sanctions or counter-sanctions, whether in connection with Russia or China, may affect the Group and its customers by creating regulatory, reputational and market risks.
Central banks in key developed markets continued to tighten monetary policy in the third quarter of 2023, although some are now expected to hold rates at current levels as they assess the prospects for disinflation. Monetary policies of developed and emerging market central banks are beginning to diverge on interest rates, with some emerging market central banks starting to ease their monetary policy, while major developed market central banks are either continuing to raise policy rates or signalling their intent to keep policy restrictive for an extended period in the face of high and persistent core inflation. Recent market volatility and heightened geopolitical risks may create further inflationary headwinds, particularly on energy prices.
Fiscal policies are likely to remain supportive of growth in both developed and emerging markets, as demand increases for public spending on items including social welfare, defence and decarbonisation initiatives. Against a backdrop of slower economic growth, volatile energy prices and high interest rates, this could increase the strains on highly indebted sovereigns, corporates and households in both emerging and developed markets.
The mainland China commercial real estate sector performance has continued to deteriorate over 2023, as a sustained recovery failed to materialise following government measures introduced in the fourth quarter of 2022. The government measures announced in August 2023 have not yet translated into a meaningful rebound in property market fundamentals, although they are expected to drive gradual stabilisation and improvement in sentiment among home buyers. While improved sentiment should eventually increase residential transaction levels and improve developers' financial conditions, any recovery is likely to be prolonged, particularly in the absence of direct fiscal stimulus and while financing conditions remain constrained. Despite some improvement in onshore liquidity, offshore financing conditions remain particularly challenging. There also remains the potential for a further deterioration in credit conditions during the last three months of the year given the continued uncertainty around liquidity support for state-owned enterprises and ongoing weakness in property market fundamentals. Borrowers are therefore subject to a high degree of performance uncertainty and offshore refinancing risk. We continue to closely monitor, and seek to proactively manage, the potential implications of the prolonged recovery of the real estate sector and the overall Chinese economic outlook for our customers and our business.
We continue to closely monitor the impact of the increasing cost of living on our retail customers. Our primary concern is to ensure that we offer the right support to our customers in line with regulatory, government and wider stakeholder expectations, and following the adoption of the UK government's Mortgage Charter released in June 2023. For further details in relation to the full range of support available to our UK customers, see www.hsbc.co.uk.
We are engaging closely with our key regulators to help ensure we continue to meet their expectations of financial institutions' activities during times of market volatility.
In addition, management adjustments to ECL were applied to reflect persisting uncertainty in certain sectors, driven by inflation, interest rate volatility and other macroeconomic risks, which were not fully captured by our models.
We continue to monitor, and seek to manage, the potential implications of all the above developments on our customers and our business. While the financial performance of our operations varied in different geographies, our balance sheet and liquidity remained strong.
At 30 September 2023, our CET1 ratio increased to 14.9%, from 14.7% at 30 June 2023, and our liquidity coverage ratio ('LCR') was 134%.

Credit risk

Summary of credit risk
At 30 September 2023, gross loans and advances to customers and banks of $1,054bn increased by $14.6bn on a reported basis compared with 31 December 2022. This included adverse foreign exchange movements of $7.5bn. In addition, the increase included:
-     an increase in personal loans and advances to customers of $21.1bn in France, mainly due to the reclassification of balances from 'assets held for sale', as the completion of the planned sale of our retail banking operations in the country has become less certain and no longer meets the definition of held for sale; and
-     an increase in wholesale loans and advances to customers of $7.4bn from the acquisition of SVB UK.
Excluding these factors, loans and advances to customers and banks decreased by $6.4bn, mainly driven by wholesale loans and advances to customers in Asia (down $16.3bn) and in the UK (down $3.2bn). This was partly offset by higher personal loans and advances to customers in Asia (up $4.4bn) and in the UK (up $3.9bn), and by higher loans and advances to banks in Asia (up $4.4bn).
At 30 September 2023, the allowance for ECL of $12.2bn comprised $11.7bn in respect of assets held at amortised cost, $0.4bn in respect of loan commitments and financial guarantees, and $0.1bn in respect of debt instruments measured at fair value through other comprehensive income ('FVOCI').

Excluding foreign exchange movements, the allowance for ECL in relation to loans and advances to customers decreased by $0.2bn. This was attributable to:

-     a $0.2bn decrease in wholesale loans and advances to customers, which included a $0.4bn decrease in stages 1 and 2, offset by a $0.2bn increase in stage 3, which included the write-offs recognised during the period; and
-     broadly unchanged allowances for ECL in personal loans and advances to customers across all stages.
The ECL charge for the first nine months of 2023 was $2.4bn, inclusive of recoveries. This was driven by stage 3 charges, notably in the mainland China commercial real estate sector, as well as continued economic uncertainty and inflationary pressures. The ECL charge comprised: $1.7bn in respect of wholesale lending, of which the stage 3 charge was $1.5bn, and $0.7bn in respect of personal lending, of which the stage 3 charge was $0.5bn.

Summary of financial instruments to which the impairment requirements in IFRS 9 are applied
	At 30 Sep 2023		At 31 Dec 2022
	Gross carrying/nominal amount	Allowance for ECL1	Gross carrying/nominal amount	Allowance for ECL1
	$m	$m	$m	$m
Loans and advances to customers at amortised cost	946,961	(11,211)	935,008	(11,447)
Loans and advances to banks at amortised cost	107,213	(110)	104,544	(69)
Other financial assets measured at amortised cost	956,446	(361)	954,934	(493)
- cash and balances at central banks	298,780	(1)	327,005	(3)
- items in the course of collection from other banks	6,698	-	7,297	-
- Hong Kong Government certificates of indebtedness	41,834	-	43,787	-
- reverse repurchase agreements - non-trading	249,092	-	253,754	-
- financial investments	137,822	(23)	109,086	(20)
- assets held for sale2	73,245	(266)	102,556	(415)
- other assets3	148,975	(71)	111,449	(55)
Total gross carrying amount on-balance sheet	2,010,620	(11,682)	1,994,486	(12,009)
Loan and other credit-related commitments	647,486	(346)	618,788	(386)
Financial guarantees	16,540	(46)	18,783	(52)
Total nominal amount off-balance sheet4	664,026	(392)	637,571	(438)
	2,674,646	(12,074)	2,632,057	(12,447)

	Fairvalue	Memorandum allowance for ECL5	Fairvalue	Memorandum allowance for ECL5
	$m	$m	$m	$m
Debt instruments measured at fair value through other comprehensive income ('FVOCI')	298,200	(73)	265,147	(126)
1     The total ECL is recognised in the loss allowance for the financial asset unless the total ECL exceeds the gross carrying amount of the financial asset, in which case the ECL is recognised as a provision.
2     Includes $71,648m gross carrying amounts and $262m allowances for ECL related to the planned sale of our banking business in Canada (31 December 2022: $74,482m and $254m), and nil gross carrying amounts and nil allowances for ECL related to the planned sale of our retail banking operations in France (31 December 2022: $25,267m and $92m).
3     Includes only those financial instruments that are subject to the impairment requirements of IFRS 9. 'Other assets' as presented within the summary consolidated balance sheet on page 14 comprises both financial and non-financial assets, including cash collateral and settlement accounts.
4     Represents the maximum amount at risk should the contracts be fully drawn upon and clients default.
5     Debt instruments measured at FVOCI continue to be measured at fair value with the allowance for ECL as a memorandum item. Change in ECL is recognised in 'Change in expected credit losses and other credit impairment charges' in the income statement.
Summary of credit risk (excluding debt instruments measured at FVOCI) by stage distribution and ECL coverage at 30 September 2023
	Gross carrying/nominal amount1					Allowance for ECL					ECL coverage %
	Stage 1	Stage 2	Stage 3	POCI2	Total	Stage 1	Stage 2	Stage 3	POCI2	Total	Stage 1	Stage 2	Stage 3	POCI2	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	%	%	%	%	%
Loans and advances to customers at amortised cost	795,001	132,619	19,251	90	946,961	(1,116)	(3,100)	(6,972)	(23)	(11,211)	0.1	2.3	36.2	25.6	1.2
Loans and advances to banks at amortised cost	106,411	721	81	-	107,213	(14)	(34)	(62)	-	(110)	-	4.7	76.5	-	0.1
Other financial assets measured at amortised cost	944,822	11,120	504	-	956,446	(105)	(125)	(131)	-	(361)	-	1.1	26.0	-	-
Loan and other credit-related commit-ments	610,261	35,731	1,491	3	647,486	(131)	(136)	(79)	-	(346)	-	0.4	5.3	-	0.1
Financial guarantees	14,574	1,735	231	-	16,540	(8)	(12)	(26)	-	(46)	0.1	0.7	11.3	-	0.3
At 30 Sep 2023	2,471,069	181,926	21,558	93	2,674,646	(1,374)	(3,407)	(7,270)	(23)	(12,074)	0.1	1.9	33.7	24.7	0.5
1     Represents the maximum amount at risk should the contracts be fully drawn upon and clients default.
2     Purchased or originated credit-impaired ('POCI').

Summary of credit risk (excluding debt instruments measured at FVOCI) by stage distribution and ECL coverage at 31 December 2022
	Gross carrying/nominal amount1					Allowance for ECL					ECL coverage %
	Stage 1	Stage 2	Stage 3	POCI2	Total	Stage 1	Stage 2	Stage 3	POCI2	Total	Stage 1	Stage 2	Stage 3	POCI2	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	%	%	%	%	%
Loans and advances to customers at amortised cost	776,299	139,076	19,504	129	935,008	(1,092)	(3,488)	(6,829)	(38)	(11,447)	0.1	2.5	35.0	29.5	1.2
Loans and advances to banks at amortised cost	102,723	1,739	82	-	104,544	(18)	(29)	(22)	-	(69)	-	1.7	26.8	-	0.1
Other financial assets measured at amortised cost	938,798	15,339	797	-	954,934	(95)	(165)	(233)	-	(493)	-	1.1	29.2	-	0.1
Loan and other credit-related commit-ments	583,383	34,033	1,372	-	618,788	(141)	(180)	(65)	-	(386)	-	0.5	4.7	-	0.1
Financial guarantees	16,071	2,463	249	-	18,783	(6)	(13)	(33)	-	(52)	-	0.5	13.3	-	0.3
At 31 Dec 2022	2,417,274	192,650	22,004	129	2,632,057	(1,352)	(3,875)	(7,182)	(38)	(12,447)	0.1	2.0	32.6	29.5	0.5
1     Represents the maximum amount at risk should the contracts be fully drawn upon and clients default.
2     Purchased or originated credit-impaired ('POCI').

Measurement uncertainty and sensitivity analysis of ECL estimates
The recognition and measurement of ECL involves the use of significant judgement and estimation. We form multiple economic scenarios based on economic forecasts, apply these assumptions to credit risk models to estimate future credit losses, and probability-weight the results to determine an unbiased ECL estimate. Management judgemental adjustments are used to address late-breaking events, data and model limitations, model deficiencies and expert credit judgements.
At 30 September 2023, management recognised an improvement of the economic outlook in most markets with the exception of Hong Kong and mainland China where the post-Covid-19 pandemic recovery has weakened. Deviations from standard weightings are enacted when management believes its view of the economic outlook and risk distribution differs materially from the consensus views on which scenarios are constructed. The probability weightings assigned to the Central scenario for each of our major markets remained at the standard weight of 75%.

Methodology
At 30 September 2023, four economic scenarios were used to capture the current economic environment and to articulate management's view of the range of risks and potential outcomes. Each scenario is updated with new forecasts and estimates every quarter.
The Upside, Central and Downside scenarios are drawn from external consensus forecasts, market data and distributional estimates of the entire range of economic outcomes. The fourth scenario, the Downside 2, represents management's view of severe downside risks.
Scenarios produced to calculate ECL are aligned to HSBC's top and emerging risks.

Description of economic scenarios
GDP growth forecasts improved for most of our major markets during 3Q23, following better-than-expected growth in the first half of 2023.
In North America and Europe, economic growth has proved more resilient to higher inflation and interest rates than was previously expected. Consumption spending in particular has continued to grow despite the squeeze on real disposable income, while employment demand has also remained strong. Forecasters have raised their near-term growth expectations, and forecast dispersion and other measures of uncertainty have reduced.
Despite the improvement in short-term forecasts, the outlook is for growth to remain weak as the lagged effects of high inflation and higher interest rates are expected to slow both household demand and business investment, while unemployment is forecast to rise moderately.

In Hong Kong and mainland China, growth forecasts have been lowered. The economic recoveries that initially followed the reopening of these markets post-Covid-19 pandemic have weakened. In mainland China, the residential property sector poses an ongoing policy challenge for authorities, after several major real estate companies succumbed to financial distress that has precipitated a widespread loss of confidence. Forecasts for mainland China and Hong Kong are conditioned on the effective deployment of additional policy support.

Globally, inflation is slowing as energy and food price rises have eased back. Supply chain constraints, a key driver of inflation through 2022, have also moderated and tightness in the labour market is easing. Significantly, major central banks are now forecast to be close to ending the current monetary tightening cycle, with interest rates expected to be near their peak. In contrast, weak consumption in mainland China has caused inflation to drop sharply and the central bank has eased monetary policy in response.

The most significant forecast changes in 3Q23 were to house price expectations. Across most of our major markets, higher interest rates and the ensuing squeeze on real household incomes have significantly weakened demand, and transaction levels have fallen. The UAE is a notable exception, as the resumption of population growth in the aftermath of the Covid-19 pandemic has driven a sharp reacceleration in price growth.

Risks to the Central scenario are captured in the outer scenarios. The Upside and Downside scenarios are constructed to reflect the economic consequences from the crystallisation of a number of macroeconomic and financial risks. Sources of forecast uncertainty include inflation, energy prices and the outlook for monetary policy. Geopolitical risks also present downside threats. These include the risk of an escalation of the Russia-Ukraine war and continued differences between the US and China over a range of strategic issues.

The four global scenarios used for calculating ECL at 30 September 2023 were:

-     The consensus Central scenario: This scenario features a slowdown in growth over the remainder of 2023 and into early 2024. Unemployment is forecast to rise gradually amid weaker economic activity. Inflation is expected to fall slowly back to central bank targets by early 2025, and interest rates are expected to remain high through this period. Interest rates stay above their pre-Covid-19 pandemic levels over the entire forecast horizon.
-     The consensus Upside scenario: This scenario incorporates the de-escalation of geopolitical tensions and a loosening of financial conditions. In this scenario, growth accelerates, inflation falls at a faster rate than in the Central scenario and unemployment declines. This enables central banks to lower interest rates more quickly than in the Central scenario. The pricing of assets, including housing, rises more quickly than in the Central scenario.
-     The consensus Downside scenario: This scenario features weaker economic activity compared with the Central scenario, driven by a supply shock that causes a rise in inflation and interest rates above the Central forecast. In this scenario, GDP contracts, unemployment rises, financial conditions tighten, and equity markets and house prices fall. Other downside risk themes include a weaker-than-expected recovery in mainland China, with negative implications for global growth.
-     The Downside 2 scenario: This scenario reflects management's view of the tail end of the economic distribution. It incorporates the simultaneous crystallisation of a number of risks that drive inflation and interest rates substantially higher than in the Central scenario in the near term. The narrative features an escalation of geopolitical risks and worsening of supply chain disruptions. As a result, inflation and interest rates are expected to rise significantly initially, causing a deep global recession and further stress in the banking sector. Unemployment increases rapidly, asset prices fall sharply, and defaults rise significantly.
Both the consensus Downside and the Downside 2 scenarios are global in scope, and while they differ in severity, they assume that the key risks to HSBC, listed above, crystallise simultaneously.

The following tables describe key macroeconomic variables in the consensus Central scenario, consensus Upside scenario, consensus Downside scenario and Downside 2 scenario.

Consensus Central scenario
	UK	US	Hong Kong	Mainland China	Canada	France	UAE	Mexico
GDP (annual average growth rate, %)
2023	0.2	1.8	4.4	5.2	1.5	0.6	2.9	3.0
2024	0.4	0.6	3.1	4.6	0.8	1.0	3.6	1.7
2025	1.6	2.1	3.0	4.6	2.1	1.6	4.1	2.2
2026	1.8	2.1	2.7	4.4	2.0	1.6	3.8	2.3
2027	1.6	2.1	2.6	3.9	1.9	1.5	3.4	2.3
5-year average1	1.3	1.8	3.0	4.4	1.8	1.4	3.7	2.1
Unemployment rate (%)
2023	4.2	3.8	3.1	5.2	5.4	7.2	2.6	2.9
2024	4.6	4.5	3.0	5.2	6.1	7.3	2.5	3.3
2025	4.2	4.4	3.0	5.1	5.7	7.2	2.5	3.5
2026	4.1	4.2	3.0	5.1	5.6	7.2	2.5	3.4
2027	4.1	4.1	3.0	5.1	5.5	7.1	2.5	3.4
5-year average1	4.2	4.2	3.0	5.1	5.7	7.2	2.5	3.4
House prices (annual average growth rate, %)
2023	(0.1)	3.1	(8.6)	(1.5)	(8.1)	0.1	15.8	10.7
2024	(4.7)	0.2	(3.6)	0.7	(4.2)	0.1	10.7	6.2
2025	0.4	2.2	3.6	0.7	3.1	2.7	4.9	4.2
2026	2.5	2.5	3.0	2.8	3.7	3.9	3.4	3.9
2027	3.0	2.4	3.3	3.9	2.4	4.1	3.2	3.9
5-year average1	0.4	1.9	1.3	2.1	1.0	2.6	5.6	4.7
Inflation (annual average growth rate, %)
2023	7.3	4.1	2.3	0.8	3.7	5.1	3.3	5.7
2024	3.0	2.6	2.3	2.0	2.4	2.5	2.6	4.2
2025	2.1	2.3	2.2	2.1	2.0	2.0	2.1	3.6
2026	2.0	2.2	2.2	2.0	2.1	1.9	2.1	3.5
2027	2.2	2.2	2.4	2.1	2.1	1.9	2.1	3.5
5-year average1	2.4	2.4	2.3	2.0	2.2	2.2	2.2	3.7
1   The five-year average is calculated over a projected period of 20 quarters from 4Q23 to 3Q28.

Consensus Upside scenario (4Q23-3Q28)
	UK		US		Hong Kong		Mainland China		Canada		France		UAE		Mexico
GDP level (%, start-to-peak)1	10.7	(3Q28)	15.0	(3Q28)	22.7	(3Q28)	30.9	(3Q28)	15.2	(3Q28)	10.7	(3Q28)	28.5	(3Q28)	17.2	(3Q28)
Unemployment rate (%, min)2	3.1	(1Q25)	3.1	(2Q24)	2.3	(2Q24)	4.7	(2Q24)	4.9	(3Q25)	6.2	(3Q25)	1.9	(2Q24)	2.6	(2Q24)
House price index (%, start-to-peak)1	11.0	(3Q28)	19.5	(3Q28)	18.3	(3Q28)	18.2	(3Q28)	16.9	(3Q28)	18.5	(3Q28)	32.9	(3Q28)	30.3	(3Q28)
Inflation rate (YoY % change, min)3	1.2	(2Q24)	1.1	(3Q24)	0.7	(3Q24)	0.0	(3Q24)	0.9	(4Q24)	1.0	(3Q24)	1.3	(4Q24)	2.7	(4Q24)
1     Cumulative change to the highest level of the series during the 20-quarter projection.
2     Lowest projected unemployment rate in the scenario.
3     Lowest projected year-on-year percentage change in inflation in the scenario.

Consensus Downside scenario (4Q23-3Q28)
	UK		US		Hong Kong		Mainland China		Canada		France		UAE		Mexico
GDP level (%, start-to-trough)1	(1.1)	(4Q24)	(1.8)	(3Q24)	(1.6)	(4Q24)	(1.7)	(2Q24)	(2.1)	(4Q24)	(0.3)	(2Q24)	0.1	(4Q23)	(0.6)	(2Q24)
Unemployment rate (%, max)2	5.7	(4Q24)	6.2	(2Q24)	4.7	(1Q25)	6.8	(2Q25)	7.7	(2Q24)	8.4	(2Q24)	3.8	(2Q24)	4.3	(2Q24)
House price index (%, start-to-trough)1	(12.1)	(2Q25)	(3.7)	(4Q24)	(9.6)	(1Q24)	(6.3)	(4Q25)	(14.4)	(4Q24)	(1.0)	(2Q24)	0.2	(4Q23)	1.1	(4Q23)
Inflation rate (YoY % change, max)3	5.1	(3Q24)	3.9	(3Q24)	4.3	(2Q24)	4.0	(2Q24)	3.5	(2Q24)	4.7	(4Q23)	4.0	(4Q23)	6.4	(2Q24)
1     Cumulative change to the lowest level of the series during the 20-quarter projection.
2     The highest projected unemployment rate in the scenario.
3     The highest projected year-on-year percentage change in inflation in the scenario.

Downside 2 scenario (4Q23-3Q28)
	UK		US		Hong Kong		Mainland China		Canada		France		UAE		Mexico
GDP level (%, start-to-trough)1	(8.4)	(4Q24)	(4.9)	(4Q24)	(9.1)	(4Q24)	(7.3)	(3Q24)	(5.9)	(4Q24)	(7.1)	(1Q25)	(6.4)	(1Q25)	(8.4)	(4Q24)
Unemployment rate (%, max)2	9.6	(1Q25)	9.6	(3Q25)	6.5	(3Q24)	6.9	(2Q25)	11.9	(4Q24)	10.2	(4Q25)	4.2	(2Q24)	5.4	(2Q25)
House price index (%, start-to-trough)1	(32.8)	(4Q25)	(17.1)	(3Q24)	(23.4)	(1Q27)	(28.2)	(4Q25)	(42.5)	(2Q25)	(12.4)	(1Q26)	(3.2)	(2Q25)	1.1	(4Q23)
Inflation rate (YoY % change, max)3	9.7	(1Q24)	4.3	(1Q24)	4.7	(2Q24)	5.1	(2Q24)	5.3	(1Q24)	8.5	(1Q24)	4.2	(4Q23)	6.6	(2Q24)
1     Cumulative change to the lowest level of the series during the 20-quarter projection.
2      The highest projected unemployment rate in the scenario.
3      The highest projected year-on-year percentage change in inflation in the scenario.
The following table describes the probabilities assigned in each scenario.

Scenario weightings, %
	Standard weights	UK	US	HongKong	Mainland China	Canada	France	UAE	Mexico
3Q23
Upside	10.0	10.0	10.0	10.0	10.0	10.0	10.0	10.0	10.0
Central	75.0	75.0	75.0	75.0	75.0	75.0	75.0	75.0	75.0
Downside	10.0	10.0	10.0	10.0	10.0	10.0	10.0	10.0	10.0
Downside 2	5.0	5.0	5.0	5.0	5.0	5.0	5.0	5.0	5.0

4Q22
Upside	10.0	5.0	5.0	20.0	20.0	5.0	5.0	5.0	5.0
Central	75.0	60.0	70.0	55.0	55.0	70.0	60.0	70.0	70.0
Downside	10.0	25.0	20.0	20.0	20.0	15.0	25.0	20.0	20.0
Downside 2	5.0	10.0	5.0	5.0	5.0	10.0	10.0	5.0	5.0

At 30 September 2023, the consensus Upside and Central scenarios for all markets had a combined weighting of 85%. At 31 December 2022, mainland China, Hong Kong and the US each had a combined weighting of 75% for the consensus Upside and Central scenarios. The UK had a combined weighting of 65%.

Management judgemental adjustments

In the context of IFRS 9, management judgemental adjustments are typically short-term increases or decreases to the modelled ECL at either a customer, segment or portfolio level to account for late-breaking events, model and data limitations and deficiencies, and expert credit judgement applied following management review and challenge. This includes refining model inputs and outputs and using adjustments to ECL based on management judgement and higher level quantitative analysis for impacts that are difficult to model. The effects of management judgemental adjustments are considered for both balances and ECL when determining whether or not a significant increase in credit risk has occurred and is allocated to a stage where appropriate. This is in accordance with the internal adjustments framework.

Management judgemental adjustments are reviewed under the governance process for IFRS 9 (as detailed in the section 'Credit risk management' on page 145 of the Annual Report and Accounts 2022).

Review and challenge focuses on the rationale and quantum of the adjustments with a further review carried out by the second line of defence where significant. For some management judgemental adjustments, internal frameworks establish the conditions under which these adjustments should no longer be required and as such are considered as part of the governance process. This internal governance process allows management judgemental adjustments to be reviewed regularly and, where possible, to reduce the reliance on these through model recalibration or redevelopment, as appropriate. The drivers of management judgemental adjustments continue to evolve with the economic environment and as new risks emerge.

At 30 September 2023, management judgemental adjustments decreased by $0.3bn compared with 31 December 2022. Adjustments reflected the uncertainty related to high inflation, elevated interest rates and sector-specific risks.

Management judgemental adjustments made in estimating the scenario-weighted reported ECL at 30 September 2023 are set out in the following table.

Management judgemental adjustments to ECL at 30 September 20231
	Retail	Wholesale	Total
	$bn	$bn	$bn
Banks, sovereigns, government entities and low-risk counterparties	-	-	-
Corporate lending adjustments		0.1	0.1
Retail lending inflation-related adjustments	0.1		0.1
Other macroeconomic-related adjustments	0.2		0.2
Other retail lending adjustments	0.1		0.1
Total	0.4	0.1	0.5

Management judgemental adjustments to ECL at 31 December 20221
	Retail	Wholesale	Total
	$bn	$bn	$bn
Banks, sovereigns, government entities and low-risk counterparties	-		-
Corporate lending adjustments		0.5	0.5
Retail lending inflation-related adjustments	0.1		0.1
Other macroeconomic-related adjustments	0.1		0.1
Other retail lending adjustments	0.2		0.2
Total	0.3	0.5	0.8
1     Management judgemental adjustments presented in the table reflect increases or (decreases) to ECL, respectively.
In the wholesale portfolio, management judgemental adjustments were an increase to modelled ECL of $0.1bn at 30 September 2023 (31 December 2022: $0.5bn increase). These were mainly corporate lending adjustments, of which the highest increase to modelled ECL was observed in Hong Kong to reflect the uncertainty of the exposure to higher-risk mainland China commercial real estate. Other adjustments were made to reflect operational adjustments and interest rate risks not yet captured in data and models. The decrease in adjustments to ECL compared with 31 December 2022 is attributed to a crystallisation of existing risks at that date through downgrades, and an improved reflection of emerging risks in macroeconomic scenarios and modelled outcomes.
In the retail portfolio, management judgemental adjustments were an increase to modelled ECL of $0.4bn at 30 September 2023 (31 December 2022: $0.3bn increase). Retail lending inflation-related adjustments were broadly unchanged compared with 31 December 2022. Other macroeconomic-related adjustments increased, and were predominantly in the UK to align the timing of expected defaults within model outputs to the management expectations of actual defaults, given stable portfolio performance. Other retail lending adjustments in relation to data, model and management judgemental adjustments reduced.

Economic scenarios sensitivity analysis of ECL estimates
Management considered the sensitivity of the ECL outcome against the economic forecasts as part of the ECL governance process by recalculating the ECL under each scenario described above for selected portfolios, applying a 100% weighting to each scenario in turn. The weighting is reflected in both the determination of a significant increase in credit risk and the measurement of the resulting ECL.
The ECL calculated for the Upside and Downside scenarios should not be taken to represent the upper and lower limits of possible ECL outcomes. The impact of defaults that might occur in the future under different economic scenarios is captured by recalculating ECL for loans at the balance sheet date.
There is a particularly high degree of estimation uncertainty in numbers representing more severe risk scenarios when assigned a 100% weighting.
For wholesale credit risk exposures, the sensitivity analysis excludes ECL and financial instruments related to defaulted (stage 3) obligors. The measurement of stage 3 ECL is relatively more sensitive to credit factors specific to the obligor than future economic scenarios, and therefore the effect of macroeconomic factors are not necessarily the key consideration when performing individual assessments of ECL for obligors in default. Loans to defaulted obligors are a small portion of the overall wholesale lending exposure, even if representing the majority of the allowance for ECL. Due to the range and specificity of the credit factors to which the ECL is sensitive, it is not possible to provide a meaningful alternative sensitivity analysis for a consistent set of risks across all defaulted obligors.
For retail credit risk exposures, the sensitivity analysis includes ECL for loans and advances to customers related to defaulted obligors. This is because the retail ECL for secured mortgage portfolios including loans in all stages is sensitive to macroeconomic variables.

Group ECL sensitivity results
The ECL impact of the scenarios and judgemental management adjustments are highly sensitive to movements in economic forecasts. If the Group ECL balance (excluding wholesale stage 3, which is assessed individually) was estimated solely on the basis of the consensus Central scenario, consensus Upside scenario, consensus Downside scenario or the Downside 2 scenario at 30 September 2023, it would increase/(decrease) as presented in the below sensitivity table.

	Retail1	Wholesale2
Total Group ECL at 30 September 2023	$bn	$bn
Reported ECL	2.9	2.6
Scenarios
100% consensus Central scenario	(0.1)	(0.3)
100% consensus Upside scenario	(0.5)	(0.8)
100% consensus Downside scenario	0.4	0.6
100% Downside 2 scenario	2.1	6.3

Total Group ECL at 31 December 2022
Reported ECL	3.0	3.1
Scenarios
100% consensus Central scenario	(0.2)	(0.5)
100% consensus Upside scenario	(0.6)	(1.1)
100% consensus Downside scenario	0.4	0.8
100% Downside 2 scenario	1.8	5.5

1     ECL sensitivities exclude portfolios utilising less complex modelling approaches.
2     Includes low credit-risk financial instruments, such as debt instruments at FVOCI, which have high carrying values but low ECL under all the scenarios.

At 30 September 2023, the Group ECL decreased by $0.1bn in the retail portfolio and decreased by $0.5bn in the wholesale portfolio, compared with 31 December 2022.

In both the retail and wholesale portfolios, the reduction in Central and Upside ECL sensitivity was due to higher weightings being assigned to these scenarios, which reduced reported ECL at 30 September 2023. The increase in the Downside 2 scenario sensitivity since 31 December 2022 has been driven by uncertainty in relation to elevated inflation and higher interest rates. The Downside 2 scenario sensitivity increased across different geographies in the retail and wholesale portfolios.

Personal lending

Total personal lending for loans and advances to customers by stage distribution
	Gross carrying amount				Allowance for ECL
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	$m	$m	$m	$m	$m	$m	$m	$m
By legal entity
HSBC UK Bank plc	132,003	39,740	1,032	172,775	(150)	(599)	(224)	(973)
HSBC Bank plc	23,771	3,085	307	27,163	(14)	(23)	(96)	(133)
The Hongkong and Shanghai Banking Corporation Limited	188,983	6,902	944	196,829	(152)	(392)	(160)	(704)
HSBC Bank Middle East Limited	3,504	189	68	3,761	(28)	(23)	(39)	(90)
HSBC North America Holdings Inc.	17,589	668	371	18,628	(7)	(12)	(10)	(29)
Grupo Financiero HSBC, S.A. de C.V.	12,342	1,259	474	14,075	(207)	(392)	(232)	(831)
Other trading entities	11,459	327	278	12,064	(31)	(36)	(79)	(146)
At 30 Sep 2023	389,651	52,170	3,474	445,295	(589)	(1,477)	(840)	(2,906)

By legal entity
HSBC UK Bank plc	128,590	37,394	1,012	166,996	(135)	(688)	(227)	(1,050)
HSBC Bank plc	6,377	740	127	7,244	(10)	(18)	(38)	(66)
The Hongkong and Shanghai Banking Corporation Limited	185,723	8,698	1,117	195,538	(138)	(362)	(187)	(687)
HSBC Bank Middle East Limited	3,657	184	86	3,927	(26)	(37)	(52)	(115)
HSBC North America Holdings Inc.	16,906	375	270	17,551	(12)	(23)	(6)	(41)
Grupo Financiero HSBC, S.A. de C.V.	9,542	1,099	377	11,018	(213)	(331)	(194)	(738)
Other trading entities	11,882	376	350	12,608	(27)	(45)	(101)	(173)
At 31 Dec 2022	362,677	48,866	3,339	414,882	(561)	(1,504)	(805)	(2,870)

At 30 September 2023, total personal lending for loans and advances to customers of $445bn increased by $30.4bn compared with 31 December 2022. Excluding adverse foreign exchange movements of $0.2bn, the increase was primarily due to $21.1bn from the recognition of our retail banking operations in France being no longer classified as held for sale. In addition, personal lending increased by $5.1bn in Hong Kong, $3.9bn in the UK, $1.8bn in Mexico and $1.2bn in Australia. These were partly offset by a decrease of $1.2bn from the sale of our operations in Oman and a $1.0bn decrease from the sale of our retail mortgage loan portfolio in New Zealand, which included a reclassification to 'assets held for sale' of $0.8bn.

Wholesale lending

Total wholesale lending for loans and advances to banks and customers at amortised cost
	Gross carrying amount					Allowance for ECL
	Stage 1	Stage 2	Stage 3	POCI	Total	Stage 1	Stage 2	Stage 3	POCI	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
By legal entity
HSBC UK Bank plc	69,948	19,977	3,869	-	93,794	(189)	(527)	(608)	-	(1,324)
HSBC Bank plc	83,013	9,609	2,497	36	95,155	(59)	(182)	(932)	-	(1,173)
The Hongkong and Shanghai Banking Corporation Limited	282,230	40,995	7,550	51	330,826	(197)	(674)	(3,554)	(22)	(4,447)
HSBC Bank Middle East Limited	21,789	1,549	762	3	24,103	(18)	(14)	(615)	(1)	(648)
HSBC North America Holdings Inc.	29,280	6,388	319	-	35,987	(24)	(187)	(43)	-	(254)
Grupo Financiero HSBC, S.A. de C.V.	12,219	1,445	372	-	14,036	(34)	(59)	(223)	-	(316)
Other trading entities	13,243	1,207	489	-	14,939	(20)	(14)	(219)	-	(253)
Holding companies, shared service centres and intra-Group eliminations	39	-	-	-	39	-	-	-	-	-
At 30 Sep 2023	511,761	81,170	15,858	90	608,879	(541)	(1,657)	(6,194)	(23)	(8,415)

By legal entity
HSBC UK Bank plc	64,930	18,856	4,439	28	88,253	(165)	(445)	(643)	(1)	(1,254)
HSBC Bank plc	83,174	9,175	2,631	3	94,983	(56)	(181)	(1,075)	-	(1,312)
The Hongkong and Shanghai Banking Corporation Limited	292,022	50,708	6,934	80	349,744	(216)	(1,074)	(3,125)	(24)	(4,439)
HSBC Bank Middle East Limited	21,922	1,777	946	4	24,649	(11)	(21)	(684)	(3)	(719)
HSBC North America Holdings Inc.	30,816	6,861	211	-	37,888	(24)	(194)	(22)	-	(240)
Grupo Financiero HSBC, S.A. de C.V.	9,969	1,979	399	-	12,347	(48)	(62)	(225)	-	(335)
Other trading entities	13,512	2,593	687	14	16,806	(29)	(36)	(272)	(10)	(347)
Holding companies, shared service centres and intra-Group eliminations	-	-	-	-	-	-	-	-	-	-
At 31 Dec 2022	516,345	91,949	16,247	129	624,670	(549)	(2,013)	(6,046)	(38)	(8,646)

Stage 2 wholesale lending balances in the Hongkong and Shanghai Banking Corporation Limited of $41.0bn decreased by $9.7bn compared with 31 December 2022. This is due to de-risking measures and repayments in the commercial real estate portfolio, in addition to further downgrades to stage 3.

Commercial real estate
The following table presents the Group's exposure to borrowers classified in the commercial real estate sector where the ultimate parent is based in mainland China, as well as all commercial real estate exposures booked on mainland China balance sheets. The exposures at 30 September 2023 are split by country/territory and credit quality including allowances for ECL by stage.

Mainland China commercial real estate
	Hong Kong	Mainland China	Rest of the Group	Total
	$m	$m	$m	$m
Loans and advances to customers1	7,242	4,795	944	12,981
Guarantees issued and others2	262	351	41	654
Total mainland China commercial real estate exposure at 30 Sep 2023	7,504	5,146	985	13,635

Distribution of mainland China commercial real estate exposure by credit quality
Strong	1,197	1,748	111	3,056
Good	643	946	431	2,020
Satisfactory	925	1,689	233	2,847
Sub-standard	1,485	520	191	2,196
Credit impaired	3,254	243	19	3,516
At 30 Sep 2023	7,504	5,146	985	13,635

Allowance for ECL by credit quality
Strong	-	(3)	-	(3)
Good	-	(5)	(1)	(6)
Satisfactory	(3)	(27)	-	(30)
Sub-standard	(97)	(98)	(17)	(212)
Credit impaired	(1,931)	(88)	-	(2,019)
At 30 Sep 2023	(2,031)	(221)	(18)	(2,270)

Allowance for ECL by stage distribution
Stage 1	(1)	(8)	(1)	(10)
Stage 2	(99)	(125)	(17)	(241)
Stage 3	(1,931)	(88)	-	(2,019)
At 30 Sep 2023	(2,031)	(221)	(18)	(2,270)
ECL coverage %	27.1	4.3	1.8	16.6
1   Amounts represent gross carrying amount.
2   Amounts represent nominal amount for guarantees and other contingent liabilities.

Mainland China commercial real estate (continued)
	Hong Kong	Mainland China	Rest of the Group	Total
	$m	$m	$m	$m
Loans and advances to customers1	9,129	5,752	860	15,741
Guarantees issued and others2	249	755	18	1,022
Total mainland China commercial real estate exposure at 31 Dec 2022	9,378	6,507	878	16,763

Distribution of mainland China commercial real estate exposure by credit quality
Strong	1,425	2,118	220	3,763
Good	697	1,087	370	2,154
Satisfactory	1,269	2,248	77	3,594
Sub-standard	2,887	779	193	3,859
Credit impaired	3,100	275	18	3,393
At 31 Dec 2022	9,378	6,507	878	16,763

Allowance for ECL by credit quality
Strong	-	(5)	-	(5)
Good	-	(8)	(1)	(9)
Satisfactory	(20)	(81)	-	(101)
Sub-standard	(458)	(42)	(3)	(503)
Credit impaired	(1,268)	(105)	-	(1,373)
At 31 Dec 2022	(1,746)	(241)	(4)	(1,991)

Allowance for ECL by stage distribution
Stage 1	(1)	(9)	(1)	(11)
Stage 2	(477)	(127)	(3)	(607)
Stage 3	(1,268)	(105)	-	(1,373)
At 31 Dec 2022	(1,746)	(241)	(4)	(1,991)
ECL coverage %	18.6	3.7	0.5	11.9
1   Amounts represent gross carrying amount.
2   Amounts represent nominal amount for guarantees and other contingent liabilities.
Commercial real estate financing refers to lending that focuses on commercial development and investment in real estate and covers commercial, residential and industrial assets. Commercial real estate financing can also be provided to a corporate or financial entity for the purchase or financing of a property which supports the overall operations of the business.
The exposures in the table are related to companies whose primary activities are focused on residential, commercial and mixed-use real estate activities. Lending is generally focused on tier 1 and 2 cities. The table above shows 58% of total exposure with a credit quality of 'satisfactory' or above, which was broadly unchanged compared with 31 December 2022. Total 'credit impaired' exposures have nevertheless increased to 26% (31 December 2022: 20%), reflecting sustained stress in the mainland China commercial real estate market, including weakness in both property market fundamentals and financing conditions for borrowers operating in this sector.
Allowances for ECL are substantially against unsecured exposures. For secured exposures, allowances for ECL are minimal, reflecting the nature and value of the security held.
Facilities booked in Hong Kong continue to represent the largest proportion of mainland China commercial real estate exposures, although total exposures reduced to $7.5bn, down $1.9bn since 31 December 2022, as a result of de-risking measures and repayments. This portfolio remains relatively higher risk, with 37% of exposure booked with a credit quality of 'satisfactory' or above (31 December 2022: 36%) and 43% 'credit impaired' (31 December 2022: 33%). This reflected a further credit deterioration during the 9M23 period. At 30 September 2023, the Group had allowances for ECL of $2.0bn held against mainland China commercial real estate exposures booked in Hong Kong (31 December 2022: $1.7bn).
Approximately half of the unimpaired exposure in the Hong Kong portfolio is lending to state-owned enterprises and relatively strong private-owned enterprises. This is reflected in the relatively low ECL allowance in this part of the portfolio. Market conditions are likely to remain stressed with a protracted and uncertain recovery as sentiment and domestic residential demand remain weak. There is potential for a further deterioration in credit conditions during the last three months of the year given the continued uncertainty around liquidity support and ongoing weakness in property market fundamentals.

The Group has additional exposures to mainland China commercial real estate as a result of lending to multinational corporates booked outside of mainland China. These are not incorporated in the table above.

Capital risk

Capital overview

Capital adequacy metrics
	At
	30 Sep	30 Jun
	2023	2023
Risk-weighted assets ('RWAs') ($bn)
Credit risk	674.9	690.5
Counterparty credit	36.9	38.6
Market risk	42.7	43.0
Operational risk	85.5	87.4
Total risk-weighted assets	840.0	859.5
Capital on a transitional basis ($bn)
Common equity tier 1 ('CET1') capital	124.8	126.4
Tier 1 capital	142.5	145.8
Total capital	165.5	170.0
Capital ratios on a transitional basis (%)
Common equity tier 1 ratio	14.9	14.7
Tier 1 ratio	17.0	17.0
Total capital ratio	19.7	19.8
Capital on an end point basis ($bn)
Common equity tier 1 ('CET1') capital	124.8	126.4
Tier 1 capital	142.5	145.8
Total capital	161.8	165.9
Capital ratios on an end point basis (%)
Common equity tier 1 ratio	14.9	14.7
Tier 1 ratio	17.0	17.0
Total capital ratio	19.3	19.3
Liquidity coverage ratio ('LCR')
Total high-quality liquid assets ($bn)	641.1	631.2
Total net cash outflow ($bn)	476.8	477.7
LCR (%)	134	132

References to EU regulations and directives (including technical standards) should, as applicable, be read as references to the UK's version of such regulation or directive, as onshored into UK law under the European Union (Withdrawal) Act 2018, and as may be subsequently amended under UK law.
Capital figures and ratios in the above table are calculated in accordance with the Capital Requirements Regulation, as implemented. The table presents them under the transitional arrangements of the Capital Requirements Regulation for capital instruments and after their expiry, known as the end point.
The liquidity coverage ratio is based on the average month-end value over the preceding 12 months.
Regulatory numbers and ratios are as presented at the date of reporting. Small changes may exist between these numbers and ratios and those subsequently submitted in regulatory filings. Where differences are significant, we will restate in subsequent periods.

Capital

At 30 September 2023, our CET1 capital ratio increased to 14.9% from 14.7% at 30 June 2023, reflecting a decrease in RWAs of $19.5bn, partly offset by a decline in CET1 capital of $1.6bn.

The impact on the CET1 ratio of these changes were as follows:

-     a 0.2 percentage point increase from capital generation, mainly through profits less dividends, adjusted for the share buy-back announced at our 2Q23 results;

-     a 0.1 percentage point increase from the fall in the underlying RWAs, primarily driven by strategic disposals including the sale of our Oman business; and

-     a 0.1 percentage point reduction due to an increase in regulatory deductions, primarily for intangible assets, excess expected loss and non-performing exposures.

Foreign exchange movements reduced CET1 capital by $2.0bn and RWAs by $12.5bn, contributing to a minimal decrease in the CET1 ratio.

Our Pillar 2A requirement, set by the Prudential Regulation Authority's ('PRA') Individual Capital Requirement based on a point-in-time assessment, was equivalent to 2.6% of RWAs, of which 1.5% was required to be met by CET1. Throughout 3Q23 we complied with the PRA's regulatory capital adequacy requirement.

Leverage

Leverage ratio1
	At
	30 Sep	30 Jun
	2023	2023
	$bn	$bn
Tier 1 capital (leverage)	142.5	145.8
Total leverage ratio exposure	2,478.3	2,497.9
	%	%
Leverage ratio	5.7	5.8

1     Leverage ratio calculation is in line with the PRA's UK leverage rules. This includes IFRS 9 transitional arrangement and excludes central bank claims.

Our leverage ratio was 5.7% at 30 September 2023, down from 5.8% at 30 June 2023, due to a reduction in tier 1 capital. This was partly offset by a decrease in the leverage exposure, which was primarily due to foreign currency translation movements.

At 30 September 2023, our UK minimum leverage ratio requirement of 3.25% was supplemented by a leverage ratio buffer of 0.9%, which consists of an additional leverage ratio buffer of 0.7% and a countercyclical leverage ratio buffer of 0.2%. These buffers translated into capital values of $17.3bn and $5.0bn respectively. We exceeded these leverage requirements throughout 3Q23.

Risk-weighted assets

RWAs by global business
	WPB	CMB	GBM	CorporateCentre	Total RWAs
	$bn	$bn	$bn	$bn	$bn
Credit risk	150.6	314.5	131.9	77.9	674.9
Counterparty credit risk	1.2	0.8	33.0	1.9	36.9
Market risk	1.4	1.1	27.1	13.1	42.7
Operational risk	30.9	26.5	28.7	(0.6)	85.5
At 30 Sep 2023	184.1	342.9	220.7	92.3	840.0
At 30 Jun 2023	186.6	353.8	227.0	92.1	859.5

RWAs by legal entities1
	HSBC UK Bank plc	HSBC Bank plc	The Hongkong and Shanghai Banking Corporation Limited	HSBC Bank Middle East Limited	HSBC North America Holdings Inc	HSBC Bank Canada	Grupo Financiero HSBC, S.A.de C.V.	Other trading entities	Holding companies, shared service centres and intra-Group eliminations	Total RWAs
	$bn	$bn	$bn	$bn	$bn	$bn	$bn	$bn	$bn	$bn
Credit risk	106.9	70.0	312.8	17.1	59.3	26.7	24.8	49.3	8.0	674.9
Counterparty credit risk	0.2	18.2	9.3	0.8	3.3	0.5	0.6	4.0	-	36.9
Market risk2	0.1	21.7	24.3	3.7	3.7	1.0	0.7	2.9	9.0	42.7
Operational risk	15.2	14.4	39.2	3.0	7.4	3.0	4.7	5.2	(6.6)	85.5
At 30 Sep 2023	122.4	124.3	385.6	24.6	73.7	31.2	30.8	61.4	10.4	840.0
At 30 Jun 2023	125.7	127.4	391.5	24.2	73.1	31.4	30.7	66.3	11.3	859.5

1     Balances are on a third-party Group consolidated basis.
2     Market risk RWAs are non-additive across the principal entities due to diversification effects within the Group.

RWA movement by global business by key driver
	Credit risk, counterparty credit riskand operational risk				Marketrisk	TotalRWAs
	WPB	CMB	GBM	CorporateCentre
	$bn	$bn	$bn	$bn	$bn	$bn
RWAs at 1 July 2023	185.3	352.4	199.8	79.0	43.0	859.5
Asset size	2.0	(2.8)	(0.6)	1.4	(0.3)	(0.3)
Asset quality	1.0	1.1	(0.3)	0.2	-	2.0
Model updates	(0.4)	(0.1)	(0.2)	-	-	(0.7)
Methodology and policy	(0.4)	(0.7)	(2.4)	(1.2)	-	(4.7)
Acquisitions and disposals	(1.2)	(1.5)	(0.7)	0.1	-	(3.3)
Foreign exchange movements1	(3.6)	(6.6)	(2.0)	(0.3)	-	(12.5)
Total RWA movement	(2.6)	(10.6)	(6.2)	0.2	(0.3)	(19.5)
RWAs at 30 Sep 2023	182.7	341.8	193.6	79.2	42.7	840.0
1   Credit risk foreign exchange movements in this disclosure are computed by retranslating the RWAs into US dollars based on the underlying transactional currencies.

RWA movement by legal entities by key driver1
	Credit risk, counterparty credit risk and operational risk
	HSBC UK Bank plc	HSBC Bank plc	The Hongkong and Shanghai Banking Corporation Limited	HSBC Bank Middle East Limited	HSBC North America Holdings Inc	HSBC Bank Canada	Grupo Financiero HSBC, S.A.de C.V.	Other trading entities	Holding companies, shared service centres and intra-Group eliminations	Market risk	Total RWAs
	$bn	$bn	$bn	$bn	$bn	$bn	$bn	$bn	$bn	$bn	$bn
RWAs at 1 July 2023	125.5	106.4	367.9	21.6	70.0	30.7	30.0	62.6	1.8	43.0	859.5
Asset size	0.7	(0.2)	(2.5)	(0.4)	(0.4)	(0.1)	0.3	2.6	-	(0.3)	(0.3)
Asset quality	1.7	0.5	(0.7)	(0.4)	0.4	0.2	0.2	0.1	-	-	2.0
Model updates	(0.1)	(0.4)	(0.2)	0.1	-	-	-	(0.1)	-	-	(0.7)
Methodology and policy	(0.5)	(1.1)	(1.7)	-	-	(0.1)	-	(0.9)	(0.4)	-	(4.7)
Acquisitions and disposals	-	(0.2)	-	-	-	-	-	(3.2)	0.1	-	(3.3)
Foreign exchange movements2	(5.0)	(2.4)	(1.5)	-	-	(0.5)	(0.4)	(2.6)	(0.1)	-	(12.5)
Total RWA movement	(3.2)	(3.8)	(6.6)	(0.7)	-	(0.5)	0.1	(4.1)	(0.4)	(0.3)	(19.5)
RWAs at 30 Sep 2023	122.3	102.6	361.3	20.9	70.0	30.2	30.1	58.5	1.4	42.7	840.0
1     Balances are on a third-party Group consolidated basis.
2     Credit risk foreign exchange movements in this disclosure are computed by retranslating the RWAs into US dollars based on the underlying transactional currencies.

RWAs fell by $19.5bn during 3Q23, including a decrease of $12.5bn due to foreign currency translation differences. The additional $7.0bn reduction in RWAs was predominantly attributed to the sale of our Oman business and changes in methodology and policy, which was partly offset by asset quality movements.
Asset size
The $2.8bn fall in CMB RWAs reflected lower customer lending, mainly in Hong Kong and the US, partly offset by a rise in corporate loans in HSBC UK and increased sovereign exposures mainly in Asia.
GBM RWAs decreased by $0.6bn, mainly in HSBC Bank plc, Asia and Mexico, as a result of mark-to-market movements and matured derivatives in counterparty credit risk. These movements were partly offset by higher sovereign exposures, notably in Asia and HSBC Bank plc, and a rise in corporate exposures, mainly in HSBC Bank plc and Asia.
The $0.3bn decrease in market risk RWAs was mainly attributed to a fall in equity dividend risk, interest rate risk in bond exposures, and lower foreign exchange exposures. This decrease was largely offset by a rise in value at risk following the implementation of a new stressed value at risk model and heightened market volatility.
WPB RWAs rose by $2.0bn, mainly due to mortgage growth in HSBC UK, Hong Kong, the US and Mexico, and higher sovereign exposures, mainly in Asia and other trading entities.
Corporate Centre RWAs increased by $1.4bn, which was largely driven by a rise in corporate exposures in SAB.
Asset quality
Portfolio mix changes and unfavourable credit risk rating migrations were the main drivers of asset quality movements, mainly in HSBC UK, HSBC Bank plc, Asia and the US, contributing to an overall $2.0bn rise in RWAs.
Model updates
The $0.7bn fall in RWAs was driven by a change in our risk approach to multilateral development banks' exposures, following approval from the PRA.
Methodology and policy
Credit risk parameter refinements mainly in Asia, HSBC Bank plc and SAB led to an RWA reduction of $4.7bn.

Acquisitions and disposals
RWAs decreased by $3.3bn due to strategic disposals including the sale of our Oman business.

Regulatory and other developments

In September 2023, the PRA announced changes to the UK implementation of Basel 3.1 with a new proposed implementation date of 1 July 2025. For further details related to the November 2022 consultation, see page 6 of our Pillar 3 Disclosures at 31 December 2022. We are currently assessing the impact of the consultation paper and the associated implementation challenges (including data provision) on our RWAs upon initial implementation. We will update as soon as practicable after the final rules are announced. The RWA output floor under Basel 3.1 is now proposed to be subject to a four-and-a-half year transitional provision. Any impact from the output floor would be towards the end of the transition period.

Regulatory transitional arrangements for IFRS 9 'Financial Instruments'

We have adopted the regulatory transitional arrangements of the Capital Requirements Regulation for IFRS 9, including paragraph four of article 473a. These allow banks to add back to their capital base a proportion of the impact that IFRS 9 has upon their loan loss allowances. Our capital and ratios are presented under these arrangements throughout the tables in this section, including the end point figures.

For further details, see our Pillar 3 Disclosures at 30 September 2023, which is expected to be published on or around 6 November 2023 at www.hsbc.com/investors.

Alternative performance measures

Use of alternative performance measures

Our reported results are prepared in accordance with IFRSs as detailed in our financial statements starting on page 324 of our Annual Report and Accounts 2022. We use a combination of reported and alternative performance measures, including those derived from our reported results that eliminate factors that distort period-on-period comparisons. These are considered alternative performance measures (non-GAAP financial measures).

The following information details the adjustments made to the reported results and the calculation of other alternative performance measures. All alternative performance measures are reconciled to the closest reported performance measure.

On 1 January 2023, HSBC adopted IFRS 17 'Insurance Contracts'. As required by the standard, the Group applied the requirements retrospectively with comparative data previously published under IFRS 4 'Insurance Contracts' restated from the 1 January 2022 transition date.

Return on average ordinary shareholders' equity and return on average tangible equity

Return on average ordinary shareholders' equity ('RoE') is computed by taking profit attributable to the ordinary shareholders of the parent company ('reported results'), divided by average ordinary shareholders' equity ('reported equity') for the period. The adjustment to reported results and reported equity excludes amounts attributable to non-controlling interests and holders of preference shares and other equity instruments.

Return on average tangible equity ('RoTE') is computed by adjusting reported results for impairment of goodwill and other intangible assets (net of tax), divided by average reported equity adjusted for goodwill and intangibles for the period.

We provide RoTE ratios in addition to RoE as a way of assessing our performance, which is closely aligned to our capital position.

Return on average ordinary shareholders' equity and return on average tangible equity
	Nine months ended		Quarter ended
	30 Sep	30 Sep	30 Sep	30 Jun	30 Sep
	2023	2022	2023	2023	2022
	$m	$m	$m	$m	$m
Profit
Profit attributable to the ordinary shareholders of the parent company	22,585	9,968	5,619	6,639	2,002
Impairment of goodwill and other intangible assets (net of tax)	36	480	7	11	443
Profit attributable to the ordinary shareholders, excluding goodwill and other intangible assets impairment	22,621	10,448	5,626	6,650	2,445
Impact of strategic transactions1,2	(3,215)	1,852	(86)	11	1,852
Profit attributable to the ordinary shareholders, excluding goodwill, other intangible assets impairment and strategic transactions	19,406	12,300	5,540	6,661	4,297
Equity
Average ordinary shareholders' equity	164,642	159,305	164,890	167,740	152,978
Effect of goodwill and other intangibles (net of deferred tax)	(11,376)	(10,693)	(11,549)	(11,394)	(10,522)
Average tangible equity	153,266	148,612	153,341	156,346	142,456
Average impact of strategic transactions	(1,910)	463	(38)	(1,572)	926
Average tangible equity excluding strategic transactions	151,356	149,075	153,303	154,774	143,382
Ratio	%	%	%	%	%
Return on average ordinary shareholders' equity (annualised)	18.3	8.4	13.5	15.9	5.2
Return on average tangible equity (annualised)	19.7	9.4	14.6	17.1	6.8
Return on average tangible equity excluding strategic transactions (annualised)	17.1	11.0	14.3	17.3	11.9

1     Includes $1.9bn (net of tax) impairment loss relating to the planned sale of the retail banking operations in France recognised in 3Q22, fair value changes recognised in 4Q22, and the subsequent reversal of the impairment in 1Q23 of $1.6bn (net of tax) as the business is no longer classified as held for sale.
2   Includes the provisional gain of $1.6bn recognised in respect of the acquisition of SVB UK.

Return on average tangible equity by global business
	Nine months ended 30 Sep 2023
	Wealth and PersonalBanking	Commercial Banking1	Global Banking and Markets1	CorporateCentre	Total
	$m	$m	$m	$m	$m
Profit before tax	11,369	10,787	4,904	2,311	29,371
Tax expense	(2,242)	(2,193)	(925)	326	(5,034)
Profit after tax	9,127	8,594	3,979	2,637	24,337
Less attributable to: preference shareholders, other equity holders, non-controlling interests	(744)	(419)	(413)	(176)	(1,752)
Profit attributable to ordinary shareholders of the parent company	8,383	8,175	3,566	2,461	22,585
Other adjustments	(160)	256	119	(179)	36
Profit attributable to ordinary shareholders	8,223	8,431	3,685	2,282	22,621
Average tangible shareholders' equity	29,466	43,679	38,200	41,921	153,266
RoTE (%) (annualised)	37.3	25.8	12.9	7.3	19.7

	Nine months ended 30 Sep 2022
Profit before tax	2,742	5,599	4,295	(627)	12,009
Tax expense	(518)	(1,331)	(615)	2,043	(421)
Profit after tax	2,224	4,268	3,680	1,416	11,588
Less attributable to: preference shareholders, other equity holders, non-controlling interests	(533)	(301)	(375)	(411)	(1,620)
Profit attributable to ordinary shareholders of the parent company	1,691	3,967	3,305	1,005	9,968
Other adjustments	437	226	188	(371)	480
Profit attributable to ordinary shareholders	2,128	4,193	3,493	634	10,448
Average tangible shareholders' equity2	30,097	42,233	40,169	36,113	148,612
RoTE (%) (annualised)	9.5	13.3	11.6	2.3	9.4

1     In the first quarter of 2023, following an internal review to assess which global businesses were best suited to serve our customers' respective needs, a portfolio of our customers within our markets in Latin America was transferred from GBM to CMB for reporting purposes. Comparative data have been re-presented accordingly.
2     From 1 January 2023, we have revised our methodology for allocating tangible equity to the global businesses following a review of capital consumption drivers. Comparative data have been re-presented accordingly.

Net asset value and tangible net asset value per ordinary share

Net asset value per ordinary share is total shareholders' equity less non-cumulative preference shares and capital securities ('total ordinary shareholders' equity'), divided by the number of ordinary shares in issue excluding shares that the company has purchased and are held in treasury.

Tangible net asset value per ordinary share is total ordinary shareholders' equity excluding goodwill and other intangible assets (net of deferred tax) ('tangible ordinary shareholders' equity'), divided by the number of basic ordinary shares in issue excluding shares that the company has purchased and are held in treasury.

Net asset value and tangible net asset value per ordinary share
	At
	30 Sep	30 Jun	30 Sep
	2023	2023	2022
	$m	$m	$m
Total shareholders' equity	182,720	184,170	168,417
Preference shares and other equity instruments	(17,719)	(19,392)	(19,746)
Total ordinary shareholders' equity	165,001	164,778	148,671
Goodwill and intangible assets (net of deferred tax)	(11,554)	(11,544)	(10,237)
Tangible ordinary shareholders' equity	153,447	153,234	138,434
Basic number of $0.50 ordinary shares outstanding	19,275	19,534	19,738
Value per share	$	$	$
Net asset value per ordinary share	8.56	8.44	7.53
Tangible net asset value per ordinary share	7.96	7.84	7.01

Expected credit losses and other credit impairment charges as % of average gross loans and advances to customers

Expected credit losses and other credit impairment charges ('ECL') as % of average gross loans and advances to customers is the annualised constant currency ECL divided by constant currency average gross loans and advances to customers for the period. The constant currency numbers are derived by adjusting reported ECL and average loans and advances to customers for the effects of foreign currency translation differences.

Expected credit losses and other credit impairment charges as % of average gross loans and advances to customers
	Nine months ended		Quarter ended
	30 Sep	30 Sep	30 Sep	30 Jun	30 Sep
	2023	2022	2023	2023	2022
	$m	$m	$m	$m	$m
Expected credit losses and other credit impairment charges ('ECL')	(2,416)	(2,155)	(1,071)	(913)	(1,068)
Currency translation	-	(22)	-	(1)	(35)
Constant currency	(2,416)	(2,177)	(1,071)	(914)	(1,103)
Average gross loans and advances to customers	957,080	1,034,256	959,129	973,174	1,007,217
Currency translation	(9,594)	(21,600)	(9,719)	(16,693)	12,005
Constant currency	947,486	1,012,656	949,410	956,481	1,019,222
Average gross loans and advances to customers, including held for sale	1,020,441	1,040,926	1,017,351	1,031,316	1,019,345
Currency translation	(9,850)	(20,788)	(10,305)	(17,212)	12,987
Constant currency	1,010,591	1,020,138	1,007,046	1,014,104	1,032,332
Ratios	%	%	%	%	%
Expected credit losses and other credit impairment charges (annualised) as % of average gross loans and advances to customers	0.34	0.29	0.45	0.38	0.43
Expected credit losses and other credit impairment charges (annualised) as % of average gross loans and advances to customers, including held for sale	0.32	0.29	0.42	0.36	0.42

Target basis operating expenses

Target basis operating expenses is computed by excluding the impact of notable items and foreign exchange translation impacts from reported results. We also exclude the impact of retranslating comparative period financial information at the latest rates of foreign exchange in hyperinflationary economies, which we consider to be outside of our control. Our target basis also excludes the impact of the acquisition of SVB UK and related investments internationally, which are expected to add approximately 1% to our cost growth in 2023 compared with 2022. We consider this measure to provide useful information to investors by quantifying and excluding the notable items that management considered when setting and assessing cost-related targets.

Target basis operating expenses
	Nine months ended		Quarter ended
	30 Sep	30 Sep	30 Sep	30 Jun	30 Sep
	2023	2022	2023	2023	2022
	$m	$m	$m	$m	$m
Reported operating expenses	23,425	23,920	7,968	7,871	7,792
Notable items	(120)	(1,731)	(48)	(9)	(691)
- disposals, acquisitions and related costs	(197)	(9)	(78)	(57)	(9)
- restructuring and other related costs	77	(1,722)	30	48	(682)
Excluding the impact of SVB UK and related international investments	(172)	-	(105)	(67)	-
Currency translation1		(480)		(47)	83
Excluding the impact of retranslating prior period costs of hyperinflationary economies at constant currency FX		285		63	128
Target basis operating expenses	23,134	21,995	7,815	7,811	7,312

1     Currency translation on reported operating expenses, excluding currency translation on notable items.

Earnings per share excluding material notable items and related impacts
Basic earnings per ordinary share excluding material notable items and related impacts is calculated by dividing the profit attributable to ordinary shareholders of the parent company, excluding the impacts of material M&A transactions and the 9M22 deferred tax adjustment in HSBC Holdings, by the weighted average number of ordinary shares outstanding, excluding own shares held. In determining this measure, we exclude HSBC Bank Canada's financial results from the 30 June 2022 net asset reference date onwards, as a component of the gain on sale will be recognised through the consolidation of HSBC Bank Canada's results in the Group's results, with the remainder recognised at completion.

Earnings per share excluding material notable items and related impacts
	Nine months ended		Quarter ended
	30 Sep	30 Sep	30 Sep	30 Jun	30 Sep
	2023	2022	2023	2023	2022
	$m	$m	$m	$m	$m
Profit attributable to shareholders of company	23,561	11,057	6,053	6,763	2,465
Coupon payable on capital securities classified as equity	(976)	(1,089)	(434)	(124)	(463)
Profit attributable to ordinary shareholders of company	22,585	9,968	5,619	6,639	2,002
Provisional gain on acquisition of SVB UK	(1,593)	-	(86)	4	-
Impairment loss relating to the planned sale of our retail banking operations in France (net of tax)	(1,622)	1,852	-	7	1,852
Impact of the agreed sale of our banking business in Canada1	(439)	-	(376)	55	-
Recognition of a deferred tax asset from historical tax losses in HSBC Holdings	-	(2,082)	-	-	-
Profit attributable to ordinary shareholders of company excluding material notable items and related impacts	18,931	9,738	5,157	6,705	3,854

Number of shares
Average basic number of ordinary shares (millions)	19,596	19,886	19,404	19,662	19,752
Basic earnings per share excluding material notable items and related impacts	0.97	0.49	0.27	0.34	0.20
Basic earnings per share	1.15	0.50	0.29	0.34	0.10
1     Represents the earnings recognised by the banking business in Canada, net of gains and losses on foreign exchange hedges held at Group level, that will reduce the gain on sale recognised by the Group on completion.

Reported and constant currency results

Reported and constant currency results1
	Nine months ended		Quarter ended
	30 Sep	30 Sep	30 Sep	30 Jun	30 Sep
	2023	2022	2023	2023	2022
	$m	$m	$m	$m	$m
Revenue2
Reported	53,037	36,053	16,161	16,705	11,508
Currency translation		(831)		(98)	67
Constant currency	53,037	35,222	16,161	16,607	11,575
Change in expected credit losses and other credit impairment charges
Reported	(2,416)	(2,155)	(1,071)	(913)	(1,068)
Currency translation		(22)		(1)	(35)
Constant currency	(2,416)	(2,177)	(1,071)	(914)	(1,103)
Operating expenses
Reported	(23,425)	(23,920)	(7,968)	(7,871)	(7,793)
Currency translation		486		47	(109)
Constant currency	(23,425)	(23,434)	(7,968)	(7,824)	(7,902)
Share of profit in associates and joint ventures
Reported	2,175	2,031	592	850	582
Currency translation		(114)		(21)	(28)
Constant currency	2,175	1,917	592	829	554
Profit before tax
Reported	29,371	12,009	7,714	8,771	3,229
Currency translation		(481)		(73)	(105)
Constant currency	29,371	11,528	7,714	8,698	3,124
Profit after tax
Reported	24,337	11,588	6,266	7,045	2,657
Currency translation		(370)		(54)	(70)
Constant currency	24,337	11,218	6,266	6,991	2,587
Loans and advances to customers (net)
Reported	935,750	966,220	935,750	959,558	966,220
Currency translation		32,656		(19,220)	32,656
Constant currency	935,750	998,876	935,750	940,338	998,876
Customer accounts
Reported	1,563,127	1,567,267	1,563,127	1,595,769	1,567,267
Currency translation		54,173		(30,854)	54,173
Constant currency	1,563,127	1,621,440	1,563,127	1,564,915	1,621,440
1     In the current period, constant currency results are equal to reported as there is no currency translation.
2     Net operating income before change in expected credit losses and other credit impairment charges, also referred to as revenue.

Notable items
	Nine months ended		Quarter ended
	30 Sep	30 Sep	30 Sep	30 Jun	30 Sep
	2023	2022	2023	2023	2022
	$m	$m	$m	$m	$m
Revenue
Disposals, acquisitions and related costs1,2,3	3,631	(2,666)	310	(241)	(2,378)
Fair value movements on financial instruments4	15	(653)	-	-	(282)
Restructuring and other related costs5	-	37	-	-	(31)
Disposal losses on Markets Treasury repositioning	(578)	-	(578)	-	-
Operating expenses
Disposals, acquisitions and related costs	(197)	(9)	(79)	(57)	(9)
Restructuring and other related costs6	77	(1,722)	30	47	(682)
Tax
Tax (charge)/credit on notable items	(374)	930	127	(8)	688
Recognition of losses	-	2,082	-	-	-
Uncertain tax positions	427	(317)	-	-	-
1     Includes losses from classifying businesses as held for sale as part of a broader restructuring of our European business, of which $2.3bn relates to the planned sale of our retail banking operations in France. In 1Q23, a reversal of $2.1bn (excluding goodwill of $0.4bn) was recognised, as the business is no longer classified as held for sale.
2     Includes fair value movements on the foreign exchange hedging of the expected proceeds from the agreed sale of our banking operations in Canada.
3   Includes the provisional gain of $1.6bn recognised in respect of the acquisition of SVB UK.
4     Fair value movements on non-qualifying hedges in HSBC Holdings.
5   Comprises gains and losses relating to the business update in February 2020, including losses associated with the RWA reduction programme.
6     Relates to reversals of restructuring provisions recognised during 2022.

Summary information - global businesses

Supplementary analysis of constant currency results and notable items by global business

Constant currency results1
	Nine months ended 30 Sep 2023
	Wealth andPersonalBanking	Commercial Banking2	Global Banking and Markets2	CorporateCentre	Total
	$m	$m	$m	$m	$m
Revenue3	22,919	17,640	12,388	90	53,037
ECL	(738)	(1,372)	(302)	(4)	(2,416)
Operating expenses	(10,858)	(5,480)	(7,182)	95	(23,425)
Share of profit in associates and joint ventures	46	(1)	-	2,130	2,175
Profit before tax	11,369	10,787	4,904	2,311	29,371
Loans and advances to customers (net)	455,354	307,048	173,064	284	935,750
Customer accounts	792,928	459,945	309,785	469	1,563,127
1     In the current period, constant currency results are equal to reported as there is no currency translation.
2     In the first quarter of 2023, following an internal review to assess which global businesses were best suited to serve our customers' respective needs, a portfolio of our customers within our markets in Latin America was transferred from GBM to CMB for reporting purposes. Comparative data have been re-presented accordingly.
3   Net operating income before change in expected credit losses and other credit impairment charges, also referred to as revenue.

Notable items
	Nine months ended 30 Sep 2023
	Wealth and Personal Banking	Commercial Banking	GlobalBanking and Markets	Corporate Centre	Total
	$m	$m	$m	$m	$m
Notable items
Revenue
Disposals, acquisitions and related costs1,2	2,034	1,593	-	4	3,631
Fair value movements on financial instruments3	-	-	-	15	15
Disposal losses on Markets Treasury repositioning	(253)	(190)	(135)	-	(578)
Operating expenses
Disposals, acquisitions and related costs	(26)	(30)	3	(144)	(197)
Restructuring and other related costs4	16	30	4	27	77
1   Includes the reversal of a $2.1bn impairment loss relating to the planned sale of the retail banking operations in France, which is no longer classified as held for sale.
2   Includes the provisional gain of $1.6bn recognised in respect of the acquisition of SVB UK.
3   Fair value movements on non-qualifying hedges in HSBC Holdings.
4   Amounts in 2023 relate to reversals of restructuring provisions recognised during 2022.

Reconciliation of reported results to constant currency results - global businesses (continued)
	Nine months ended 30 Sep 2022
	Wealth and Personal Banking	Commercial Banking1	Global Banking and Markets1	CorporateCentre	Total
	$m	$m	$m	$m	$m
Revenue2
Reported	14,269	11,707	11,564	(1,487)	36,053
Currency translation	(277)	(211)	(311)	(32)	(831)
Constant currency	13,992	11,496	11,253	(1,519)	35,222
ECL
Reported	(869)	(955)	(328)	(3)	(2,155)
Currency translation	(45)	-	21	2	(22)
Constant currency	(914)	(955)	(307)	(1)	(2,177)
Operating expenses
Reported	(10,680)	(5,153)	(6,941)	(1,146)	(23,920)
Currency translation	180	144	109	53	486
Constant currency	(10,500)	(5,009)	(6,832)	(1,093)	(23,434)
Share of profit in associates and joint ventures
Reported	22	-	-	2,009	2,031
Currency translation	-	-	-	(114)	(114)
Constant currency	22	-	-	1,895	1,917
Profit/(loss) before tax
Reported	2,742	5,599	4,295	(627)	12,009
Currency translation	(142)	(67)	(181)	(91)	(481)
Constant currency	2,600	5,532	4,114	(718)	11,528
Loans and advances to customers (net)
Reported	430,524	339,284	196,062	350	966,220
Currency translation	18,497	10,001	4,143	15	32,656
Constant currency	449,021	349,285	200,205	365	998,876
Customer accounts
Reported	778,969	465,216	322,663	419	1,567,267
Currency translation	25,270	16,845	12,021	37	54,173
Constant currency	804,239	482,061	334,684	456	1,621,440
1     In the first quarter of 2023, following an internal review to assess which global businesses were best suited to serve our customers' respective needs, a portfolio of our customers within our markets in Latin America was transferred from GBM to CMB for reporting purposes. Comparative data have been re-presented accordingly.
2     Net operating income before change in expected credit losses and other credit impairment charges, also referred to as revenue.

Notable items (continued)
	Nine months ended 30 Sep 2022
	Wealth and Personal Banking	Commercial Banking	Global Banking and Markets	CorporateCentre	Total
	$m	$m	$m	$m	$m
Revenue
Disposals, acquisitions and related costs1	(2,205)	-	-	(461)	(2,666)
Fair value movements on financial instruments2	-	-	-	(653)	(653)
Restructuring and other related costs3	98	(1)	(61)	1	37
Operating expenses
Disposals, acquisitions and related costs	(4)	-	-	(5)	(9)
Restructuring and other related costs	(175)	(124)	(137)	(1,286)	(1,722)

1     Includes losses from classifying businesses as held for sale as part of a broader restructuring of our European business, of which $2.3bn relates to the planned sale of the retail banking operations in France.
2     Fair value movements on non-qualifying hedges in HSBC Holdings.
3     Comprises gains and losses relating to the business update in February 2020, including losses associated with the RWA reduction programme.

Constant currency results1
	Quarter ended 30 Sep 2023
	Wealth and Personal Banking	Commercial Banking2	Global Banking and Markets2	CorporateCentre	Total
	$m	$m	$m	$m	$m
Revenue3	6,719	5,424	3,887	131	16,161
ECL	(236)	(668)	(166)	(1)	(1,071)
Operating expenses	(3,717)	(1,908)	(2,397)	54	(7,968)
Share of profit in associates and joint ventures	11	-	-	581	592
Profit before tax	2,777	2,848	1,324	765	7,714
Loans and advances to customers (net)	455,354	307,048	173,064	284	935,750
Customer accounts	792,928	459,945	309,785	469	1,563,127
1     In the current period, constant currency results are equal to reported as there is no currency translation.
2     In the first quarter of 2023, following an internal review to assess which global businesses were best suited to serve our customers' respective needs, a portfolio of our customers within our markets in Latin America was transferred from GBM to CMB for reporting purposes. Comparative data have been re-presented accordingly.
3   Net operating income before change in expected credit losses and other credit impairment charges, also referred to as revenue.

Notable items
	Quarter ended 30 Sep 2023
	Wealth and Personal Banking	Commercial Banking	GlobalBanking and Markets	Corporate Centre	Total
	$m	$m	$m	$m	$m
Revenue
Disposals, acquisitions and related costs	-	86	-	224	310
Disposal losses on Markets Treasury repositioning	(253)	(190)	(135)	-	(578)
Operating expenses
Disposals, acquisitions and related costs	(3)	(15)	-	(61)	(79)
Restructuring and other related costs1	16	1	4	9	30

1   Relates to reversals of restructuring provisions recognised during 2022.

Reconciliation of reported results to constant currency results - global businesses (continued)
	Quarter ended 30 Jun 2023
	Wealth andPersonalBanking	Commercial Banking1	Global Banking and Markets1	CorporateCentre	Total
	$m	$m	$m	$m	$m
Revenue2
Reported	7,217	5,541	4,061	(114)	16,705
Currency translation	(14)	(37)	(44)	(3)	(98)
Constant currency	7,203	5,504	4,017	(117)	16,607
ECL
Reported	(256)	(553)	(104)	-	(913)
Currency translation	-	(1)	-	-	(1)
Constant currency	(256)	(554)	(104)	-	(914)
Operating expenses
Reported	(3,658)	(1,860)	(2,417)	64	(7,871)
Currency translation	20	21	2	4	47
Constant currency	(3,638)	(1,839)	(2,415)	68	(7,824)
Share of profit in associates and joint ventures
Reported	18	(1)	-	833	850
Currency translation	-	-	-	(21)	(21)
Constant currency	18	(1)	-	812	829
Profit before tax
Reported	3,321	3,127	1,540	783	8,771
Currency translation	6	(17)	(42)	(20)	(73)
Constant currency	3,327	3,110	1,498	763	8,698
Loans and advances to customers (net)
Reported	463,836	319,246	176,182	294	959,558
Currency translation	(10,475)	(6,368)	(2,373)	(4)	(19,220)
Constant currency	453,361	312,878	173,809	290	940,338
Customer accounts
Reported	809,864	472,146	313,126	633	1,595,769
Currency translation	(14,155)	(9,817)	(6,864)	(18)	(30,854)
Constant currency	795,709	462,329	306,262	615	1,564,915
1     In the first quarter of 2023, following an internal review to assess which global businesses were best suited to serve our customers' respective needs, a portfolio of our customers within our markets in Latin America was transferred from GBM to CMB for reporting purposes. Comparative data have been re-presented accordingly.
2     Net operating income before change in expected credit losses and other credit impairment charges, also referred to as revenue.

Notable items (continued)
	Quarter ended 30 Jun 2023
	Wealth and PersonalBanking	Commercial Banking	GlobalBanking and Markets	CorporateCentre	Total
	$m	$m	$m	$m	$m
Revenue
Disposals, acquisitions and related costs	13	(4)	-	(250)	(241)
Operating expenses
Disposals, acquisitions and related costs	(2)	(15)	-	(40)	(57)
Restructuring and other related costs1	-	29	-	18	47
1     Relates to reversals of restructuring provisions recognised during 2022.

Reconciliation of reported results to constant currency results - global businesses (continued)
	Quarter ended 30 Sep 2022
	Wealth andPersonalBanking	Commercial Banking1	Global Banking and Markets1	CorporateCentre	Total
	$m	$m	$m	$m	$m
Revenue2
Reported	3,947	4,383	3,771	(593)	11,508
Currency translation	(13)	58	23	(1)	67
Constant currency	3,934	4,441	3,794	(594)	11,575
ECL
Reported	(298)	(676)	(94)	-	(1,068)
Currency translation	(32)	(1)	(3)	1	(35)
Constant currency	(330)	(677)	(97)	1	(1,103)
Operating expenses
Reported	(3,464)	(1,668)	(2,205)	(456)	(7,793)
Currency translation	(41)	4	(71)	(1)	(109)
Constant currency	(3,505)	(1,664)	(2,276)	(457)	(7,902)
Share of profit in associates and joint ventures
Reported	14	-	-	568	582
Currency translation	-	-	-	(28)	(28)
Constant currency	14	-	-	540	554
Profit/(loss) before tax
Reported	199	2,039	1,472	(481)	3,229
Currency translation	(86)	61	(51)	(29)	(105)
Constant currency	113	2,100	1,421	(510)	3,124
Loans and advances to customers (net)
Reported	430,524	339,284	196,062	350	966,220
Currency translation	18,497	10,001	4,143	15	32,656
Constant currency	449,021	349,285	200,205	365	998,876
Customer accounts
Reported	778,969	465,216	322,663	419	1,567,267
Currency translation	25,270	16,845	12,021	37	54,173
Constant currency	804,239	482,061	334,684	456	1,621,440
1     In the first quarter of 2023, following an internal review to assess which global businesses were best suited to serve our customers' respective needs, a portfolio of our customers within our markets in Latin America was transferred from GBM to CMB for reporting purposes. Comparative data have been re-presented accordingly.

2     Net operating income before change in expected credit losses and other credit impairment charges, also referred to as revenue.

Notable items (continued)
	Quarter ended 30 Sep 2022
	Wealth and PersonalBanking	Commercial Banking	GlobalBanking and Markets	CorporateCentre	Total
	$m	$m	$m	$m	$m
Revenue
Disposals, acquisitions and related costs1	(2,205)	-	-	(173)	(2,378)
Fair value movements on financial instruments2	-	-	-	(282)	(282)
Restructuring and other related costs3	5	(1)	(35)	-	(31)
Operating expenses
Disposals, acquisitions and related costs	(4)	-	-	(5)	(9)
Restructuring and other related costs	(62)	(58)	(50)	(512)	(682)
1     Includes losses from classifying businesses as held for sale as part of the broader restructuring of our European business, of which $2.3bn relates to the planned sale of the retail banking operations in France.
2     Fair value movements on non-qualifying hedges in HSBC Holdings and debit valuation adjustments on derivatives.
3     Comprises gains and losses relating to the business update in February 2020, including losses associated with the RWA reduction programme.

Reconciliation of reported risk-weighted assets to constant currency risk-weighted assets

The following table reconciles reported and constant currency RWAs.

Reconciliation of reported risk-weighted assets to constant currency risk-weighted assets
	At 30 Sep 2023
	Wealth and Personal Banking	Commercial Banking	Global Banking and Markets	CorporateCentre	Total
	$bn	$bn	$bn	$bn	$bn
Risk-weighted assets
Reported	184.1	342.9	220.7	92.3	840.0
Constant currency	184.1	342.9	220.7	92.3	840.0

	At 30 Jun 2023
Risk-weighted assets
Reported	186.6	353.8	227.0	92.1	859.5
Currency translation	(4.0)	(7.7)	(2.4)	(0.6)	(14.7)
Constant currency	182.6	346.1	224.6	91.5	844.8

	At 31 Mar 2023
Risk-weighted assets
Reported	181.4	353.1	225.2	94.7	854.4
Currency translation	(2.8)	(6.7)	(3.2)	(0.9)	(13.6)
Constant currency	178.6	346.4	222.0	93.8	840.8

Summary information - legal entity

Supplementary analysis of constant currency results and notable items by legal entity

Legal entity results1
	Nine months ended 30 Sep 2023
	HSBC UK Bank plc	HSBC Bank plc	The Hongkong and Shanghai Banking Corpo-ration Limited	HSBC Bank Middle East Limited	HSBC North America Holdings Inc.	HSBC Bank Canada	GrupoFinancieroHSBC, S.A.de C.V.	Other trading entities2	Holding companies, shared service centres and intra-Group eliminations	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Revenue3	10,397	9,146	24,253	1,836	3,136	1,501	2,427	3,288	(2,947)	53,037
ECL	(476)	(153)	(1,204)	(6)	(47)	(31)	(422)	(107)	30	(2,416)
Operating expenses	(3,352)	(4,536)	(9,875)	(807)	(2,203)	(775)	(1,356)	(1,836)	1,315	(23,425)
Share of profit/(loss) in associates and joint ventures	-	(52)	1,826	-	-	-	9	395	(3)	2,175
Profit/(loss) before tax	6,569	4,405	15,000	1,023	886	695	658	1,740	(1,605)	29,371
Loans and advances to customers (net)	257,289	109,244	453,443	18,508	53,186	-	24,702	19,377	1	935,750
Customer accounts4	324,526	269,493	766,225	31,030	99,427	-	28,412	43,911	103	1,563,127

1     In the current period, constant currency results are equal to reported, as there is no currency translation.
2     Other trading entities includes the results of entities located in Oman, Türkiye, Egypt and Saudi Arabia (including our share of the results of Saudi Awwal Bank) which do not consolidate into HSBC Bank Middle East Limited. These entities had an aggregated impact on Group reported profit before tax of $933m. Supplementary analysis is provided on page 51 to give a fuller picture of the MENAT regional performance.
3   Net operating income before change in expected credit losses and other credit impairment charges, also referred to as revenue.
4   In 3Q23, $11.4bn of customer accounts were transferred from HSBC Bank plc to other trading entities as a result of intra-Group restructuring.

Notable items
	Nine months ended 30 Sep 2023
	HSBC UK Bank plc	HSBC Bank plc	The Hongkong and Shanghai Banking Corpo-ration Limited	HSBC Bank Middle East Limited	HSBC North America Holdings Inc.	HSBC Bank Canada	GrupoFinancieroHSBC, S.A.de C.V.	Other trading entities	Holding companies, shared service centres and intra-Group eliminations	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Revenue
Disposals, acquisitions and related costs1,2	1,593	2,098	-	-	-	-	-	-	(60)	3,631
Fair value movements on financial instruments3	-	-	-	-	-	-	-	-	15	15
Restructuring and other related costs4	-	361	-	-	-	-	-	-	(361)	-
Disposal losses on Markets Treasury repositioning	(145)	(94)	(339)	-	-	-	-	-	-	(578)
Operating expenses
Disposals, acquisitions and related costs	(29)	(68)	-	-	(5)	(81)	-	-	(14)	(197)
Restructuring and other related costs5	13	16	8	1	2	-	6	2	29	77

1   Includes the reversal of a $2.1bn impairment loss relating to the planned sale of the retail banking operations in France, which is no longer classified as held for sale.
2   Includes the provisional gain of $1.6bn recognised in respect of the acquisition of SVB UK.
3     Fair value movements on non-qualifying hedges in HSBC Holdings.
4   Gain recognised as a result of intra-Group restructuring.
5     Relates to reversals of restructuring provisions recognised during 2022.

Legal entity results (continued)
	Nine months ended 30 Sep 2022
	HSBC UK Bank plc	HSBC Bank plc	The Hongkong andShanghaiBankingCorporationLimited	HSBC Bank Middle East Limited	HSBC North America Holdings Inc.	HSBC Bank Canada	GrupoFinancieroHSBC, S.A.de C.V.	Other trading entities1	Holding companies, shared service centres and intra-Group eliminations	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Revenue2
Reported	7,142	3,913	18,127	1,245	3,147	1,428	1,956	2,467	(3,372)	36,053
Currency translation	(26)	(77)	(278)	2	-	(65)	278	(517)	(148)	(831)
Constant currency	7,116	3,836	17,849	1,247	3,147	1,363	2,234	1,950	(3,520)	35,222
ECL
Reported	(327)	(237)	(1,189)	58	(21)	(64)	(334)	(46)	5	(2,155)
Currency translation	(29)	18	2	-	-	2	(46)	30	1	(22)
Constant currency	(356)	(219)	(1,187)	58	(21)	(62)	(380)	(16)	6	(2,177)
Operating expenses
Reported	(3,468)	(4,683)	(9,633)	(754)	(2,505)	(751)	(1,187)	(1,642)	703	(23,920)
Currency translation	27	10	133	-	(1)	35	(166)	335	113	486
Constant currency	(3,441)	(4,673)	(9,500)	(754)	(2,506)	(716)	(1,353)	(1,307)	816	(23,434)
Share of profit/(loss) in associates and joint ventures
Reported	-	(32)	1,841	-	-	-	8	215	(1)	2,031
Currency translation	-	2	(115)	-	-	-	-	-	(1)	(114)
Constant currency	-	(30)	1,726	-	-	-	8	215	(2)	1,917
Profit/(loss) before tax
Reported	3,347	(1,039)	9,146	549	621	613	443	994	(2,665)	12,009
Currency translation	(28)	(47)	(258)	2	(1)	(28)	66	(152)	(35)	(481)
Constant currency	3,319	(1,086)	8,888	551	620	585	509	842	(2,700)	11,528
Loans and advances to customers (net)
Reported	227,527	86,795	478,865	20,384	56,781	55,177	19,988	20,703	-	966,220
Currency translation	22,134	7,573	617	32	-	870	3,113	(1,683)	-	32,656
Constant currency	249,661	94,368	479,482	20,416	56,781	56,047	23,101	19,020	-	998,876
Customer accounts
Reported	317,964	240,807	756,033	28,486	98,403	59,385	23,888	42,300	1	1,567,267
Currency translation	30,932	21,382	2,638	51	-	937	3,721	(5,487)	(1)	54,173
Constant currency	348,896	262,189	758,671	28,537	98,403	60,322	27,609	36,813	-	1,621,440
1     Other trading entities includes the results of entities located in Oman, Türkiye, Egypt and Saudi Arabia (including our share of the results of Saudi Awwal Bank) which do not consolidate into HSBC Bank Middle East Limited. These entities had an aggregated impact on Group reported profit before tax of $715m and constant currency profit before tax of $593m. Supplementary analysis is provided on page 51 to give a fuller picture of the MENAT regional performance.
2   Net operating income before change in expected credit losses and other credit impairment charges, also referred to as revenue.

Notable items (continued)
	Nine months ended 30 Sep 2022
	HSBC UK Bank plc	HSBC Bank plc	The Hongkong andShanghaiBankingCorporationLimited	HSBC Bank Middle East Limited	HSBC North America Holdings Inc.	HSBC Bank Canada	GrupoFinancieroHSBC, S.A.de C.V.	Other trading entities	Holding companies, shared service centres and intra-Group eliminations	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Revenue
Disposals, acquisitions and related costs1	-	(2,231)	-	-	-	-	-	-	(435)	(2,666)
Fair value movements on financial instruments2	-	-	-	-	-	-	-	-	(653)	(653)
Restructuring and other related costs3	1	(35)	-	-	87	-	(2)	-	(14)	37
Operating expenses
Disposals, acquisitions and related costs	-	(9)	-	-	-	-	-	-	-	(9)
Restructuring and other related costs	(328)	(382)	(402)	(33)	(223)	(36)	(66)	(84)	(168)	(1,722)
1   Includes losses from classifying businesses as held for sale as part of a broader restructuring of our European business, of which $2.3bn relates to the planned sale of the retail banking operations in France.
2   Fair value movements on non-qualifying hedges in HSBC Holdings.
3   Comprises gains and losses relating to the business update in February 2020, including losses associated with the RWA reduction programme.

Legal entity results1 (continued)
	Quarter ended 30 Sep 2023
	HSBC UK Bank plc	HSBC Bank plc	The Hongkong and Shanghai Banking Corpo-ration Limited	HSBC Bank Middle East Limited	HSBC North America Holdings Inc.	HSBC Bank Canada	GrupoFinancieroHSBC, S.A.de C.V.	Other trading entities2	Holding companies, shared service centres and intra-Group eliminations	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Revenue3	3,008	2,443	7,720	638	994	493	853	1,071	(1,059)	16,161
ECL	(58)	(80)	(748)	(6)	15	(20)	(158)	(36)	20	(1,071)
Operating expenses	(1,172)	(1,447)	(3,368)	(282)	(824)	(253)	(476)	(697)	551	(7,968)
Share of profit/(loss) in associates and joint ventures	-	(9)	479	-	-	-	3	120	(1)	592
Profit/(loss) before tax	1,778	907	4,083	350	185	220	222	458	(489)	7,714
Loans and advances to customers (net)	257,289	109,244	453,443	18,508	53,186	-	24,702	19,377	1	935,750
Customer accounts4	324,526	269,493	766,225	31,030	99,427	-	28,412	43,911	103	1,563,127

1   In the current period, constant currency results are equal to reported, as there is no currency translation.
2     Other trading entities includes the results of entities located in Oman, Türkiye, Egypt and Saudi Arabia (including our share of the results of Saudi Awwal Bank) which do not consolidate into HSBC Bank Middle East Limited. These entities had an aggregated impact on Group reported profit before tax of $238m. Supplementary analysis is provided on page 51 to give a fuller picture of the MENAT regional performance.
3   Net operating income before change in expected credit losses and other credit impairment charges, also referred to as revenue.
4   In 3Q23, $11.4bn of customer accounts were transferred from HSBC Bank plc to other trading entities as a result of intra-Group restructuring.

Notable items (continued)
	Quarter ended 30 Sep 2023
	HSBC UK Bank plc	HSBC Bank plc	The Hongkong and Shanghai Banking Corpo-ration Limited	HSBC Bank Middle East Limited	HSBC North America Holdings Inc.	HSBC Bank Canada	GrupoFinancieroHSBC, S.A.de C.V.	Other trading entities	Holding companies, shared service centres and intra-Group eliminations	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Revenue
Disposals, acquisitions and related costs	86	(3)	-	-	-	-	-	-	227	310
Restructuring and other related costs1	-	361	-	-	-	-	-	-	(361)	-
Disposal losses on Markets Treasury repositioning	(145)	(94)	(339)	-	-	-	-	-	-	(578)
Operating expenses
Disposals, acquisitions and related costs	(14)	(23)	-	-	(3)	(27)	-	-	(12)	(79)
Restructuring and other related costs2	13	16	8	1	2	-	6	2	(18)	30

1   Gain recognised as a result of intra-Group restructuring.
2   Relates to reversals of restructuring provisions recognised during 2022.

Legal entity results (continued)
	Quarter ended 30 Jun 2023
	HSBC UK Bank plc	HSBC Bank plc	The Hongkong andShanghaiBankingCorporationLimited	HSBC Bank Middle East Limited	HSBC North America Holdings Inc.	HSBC Bank Canada	GrupoFinancieroHSBC, S.A.de C.V.	Other trading entities1	Holding companies, shared service centres and intra-Group eliminations	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Revenue2
Reported	3,114	2,271	8,199	574	1,059	508	826	1,285	(1,131)	16,705
Currency translation	33	12	(42)	1	(1)	-	29	(126)	(4)	(98)
Constant currency	3,147	2,283	8,157	575	1,058	508	855	1,159	(1,135)	16,607
ECL
Reported	(257)	(55)	(389)	(7)	(33)	(10)	(136)	(36)	10	(913)
Currency translation	(3)	-	(2)	-	-	1	(4)	11	(4)	(1)
Constant currency	(260)	(55)	(391)	(7)	(33)	(9)	(140)	(25)	6	(914)
Operating expenses
Reported	(1,197)	(1,432)	(3,423)	(271)	(632)	(262)	(473)	(627)	446	(7,871)
Currency translation	(13)	(7)	19	-	1	(1)	(18)	62	4	47
Constant currency	(1,210)	(1,439)	(3,404)	(271)	(631)	(263)	(491)	(565)	450	(7,824)
Share of profit/(loss) in associates and joint ventures
Reported	-	-	681	-	-	-	4	167	(2)	850
Currency translation	-	(1)	(20)	-	-	-	-	(2)	2	(21)
Constant currency	-	(1)	661	-	-	-	4	165	-	829
Profit/(loss) before tax
Reported	1,660	784	5,068	296	394	236	221	789	(677)	8,771
Currency translation	17	4	(45)	1	-	-	7	(55)	(2)	(73)
Constant currency	1,677	788	5,023	297	394	236	228	734	(679)	8,698
Loans and advances to customers (net)
Reported	266,694	112,408	464,546	18,804	53,410	-	24,507	19,189	-	959,558
Currency translation	(11,285)	(4,001)	(2,589)	(4)	-	-	(439)	(902)	-	(19,220)
Constant currency	255,409	108,407	461,957	18,800	53,410	-	24,068	18,287	-	940,338
Customer accounts
Reported	345,835	282,041	775,430	31,262	99,303	-	28,402	33,313	183	1,595,769
Currency translation	(14,634)	(10,683)	(3,304)	(11)	-	-	(509)	(1,713)	-	(30,854)
Constant currency	331,201	271,358	772,126	31,251	99,303	-	27,893	31,600	183	1,564,915
1   Other trading entities includes the results of entities located in Oman, Türkiye, Egypt and Saudi Arabia (including our share of the results of Saudi Awwal Bank) which do not consolidate into HSBC Bank Middle East Limited. These entities had an aggregated impact on Group reported profit before tax of $443m and constant currency profit before tax of $422m. Supplementary analysis is provided on page 51 to give a fuller picture of the MENAT regional performance.
2   Net operating income before change in expected credit losses and other credit impairment charges, also referred to as revenue.

Notable items (continued)
	Quarter ended 30 Jun 2023
	HSBC UK Bank plc	HSBC Bank plc	The Hongkong andShanghaiBankingCorporationLimited	HSBC Bank Middle East Limited	HSBC North America Holdings Inc.	HSBC Bank Canada	GrupoFinancieroHSBC, S.A.de C.V.	Other trading entities	Holding companies, shared service centres and intra-Group eliminations	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Revenue
Disposals, acquisitions and related costs	(4)	(6)	-	-	-	-	-	-	(231)	(241)
Operating expenses
Disposals, acquisitions and related costs	(7)	(20)	-	-	(1)	(27)	-	-	(2)	(57)
Restructuring and other related costs1	-	-	-	-	-	-	-	-	47	47
1   Relates to reversals of restructuring provisions recognised during 2022.

Legal entity results (continued)
	Quarter ended 30 Sep 2022
	HSBC UK Bank plc	HSBC Bank plc	The Hongkong andShanghaiBankingCorporationLimited	HSBC Bank Middle East Limited	HSBC North America Holdings Inc.	HSBC Bank Canada	GrupoFinancieroHSBC, S.A.de C.V.	Other trading entities1	Holding companies, shared service centres and intra-Group eliminations	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Revenue2
Reported	2,485	87	6,813	445	1,007	509	691	977	(1,506)	11,508
Currency translation	190	15	(45)	1	-	(13)	129	(218)	8	67
Constant currency	2,675	102	6,768	446	1,007	496	820	759	(1,498)	11,575
ECL
Reported	(279)	15	(661)	(10)	-	(33)	(91)	(12)	3	(1,068)
Currency translation	(21)	(3)	(4)	1	-	1	(17)	9	(1)	(35)
Constant currency	(300)	12	(665)	(9)	-	(32)	(108)	(3)	2	(1,103)
Operating expenses
Reported	(1,129)	(1,389)	(3,230)	(264)	(810)	(248)	(399)	(596)	272	(7,793)
Currency translation	(86)	(101)	21	(1)	-	6	(75)	136	(9)	(109)
Constant currency	(1,215)	(1,490)	(3,209)	(265)	(810)	(242)	(474)	(460)	263	(7,902)
Share of profit/(loss) in associates and joint ventures
Reported	-	(4)	490	-	-	-	3	93	-	582
Currency translation	-	(1)	(27)	-	-	-	1	(1)	-	(28)
Constant currency	-	(5)	463	-	-	-	4	92	-	554
Profit/(loss) before tax
Reported	1,077	(1,291)	3,412	171	197	228	204	462	(1,231)	3,229
Currency translation	83	(90)	(55)	1	-	(6)	38	(74)	(2)	(105)
Constant currency	1,160	(1,381)	3,357	172	197	222	242	388	(1,233)	3,124
Loans and advances to customers (net)
Reported	227,527	86,795	478,865	20,384	56,781	55,177	19,988	20,703	-	966,220
Currency translation	22,134	7,573	617	32	-	870	3,113	(1,683)	-	32,656
Constant currency	249,661	94,368	479,482	20,416	56,781	56,047	23,101	19,020	-	998,876
Customer accounts
Reported	317,964	240,807	756,033	28,486	98,403	59,385	23,888	42,300	1	1,567,267
Currency translation	30,932	21,382	2,638	51	-	937	3,721	(5,487)	(1)	54,173
Constant currency	348,896	262,189	758,671	28,537	98,403	60,322	27,609	36,813	-	1,621,440
1   Other trading entities includes the results of entities located in Oman, Türkiye, Egypt and Saudi Arabia (including our share of the results of Saudi Awwal Bank) which do not consolidate into HSBC Bank Middle East Limited. These entities had an aggregated impact on Group reported profit before tax of $335m and constant currency profit before tax of $280m. Supplementary analysis is provided on page 51 to give a fuller picture of the MENAT regional performance.
2   Net operating income before change in expected credit losses and other credit impairment charges, also referred to as revenue.

Notable items (continued)
	Quarter ended 30 Sep 2022
	HSBC UK Bank plc	HSBC Bank plc	The Hongkong andShanghaiBankingCorporationLimited	HSBC Bank Middle East Limited	HSBC North America Holdings Inc.	HSBC Bank Canada	GrupoFinancieroHSBC, S.A.de C.V.	Other trading entities	Holding companies, shared service centres and intra-Group eliminations	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Revenue
Disposals, acquisitions and related costs1	-	(1,953)	-	-	-	-	-	-	(425)	(2,378)
Fair value movements on financial instruments2	-	-	-	-	-	-	-	-	(282)	(282)
Restructuring and other related costs3	-	(14)	(4)	-	(9)	-	(1)	-	(3)	(31)
Operating expenses
Disposals, acquisitions and related costs	-	(9)	-	-	-	-	-	-	-	(9)
Restructuring and other related costs	(116)	(132)	(175)	(14)	(97)	(14)	(30)	(45)	(59)	(682)
1   Includes losses from classifying businesses as held for sale as part of the broader restructuring of our European business, of which $2.3bn relates to the planned sale of the retail banking operations in France.
2   Fair value movements on non-qualifying hedges in HSBC Holdings.
3   Comprises gains and losses relating to the business update in February 2020, including losses associated with the RWA reduction programme.

Middle East, North Africa and Türkiye supplementary information

The following tables show the results of our Middle East, North Africa and Türkiye business operations on a regional basis (including results of all the legal entities operating in the region and our share of the results of Saudi Awwal Bank). They also show the profit before tax of each of the global businesses.

Middle East, North Africa and Türkiye regional performance
	Nine months ended		Quarter ended
	30 Sep	30 Sep	30 Sep	30 Jun	30 Sep
	2023	2022	2023	2023	2022
	$m	$m	$m	$m	$m
Revenue1	2,748	2,126	895	955	788
Change in expected credit losses and other credit impairment charges	(16)	43	(13)	4	(6)
Operating expenses	(1,188)	(1,137)	(414)	(399)	(381)
Share of profit from associates and joint ventures	391	209	118	162	92
Profit before tax	1,935	1,241	586	722	493

Loans and advances to customers (net)2	21,392	27,676	21,392	21,901	27,676
Customer accounts2	40,745	43,937	40,744	40,480	43,937

1     Net operating income before change in expected credit losses and other credit impairment charges, also referred to as revenue.
2   In 2Q23, loans and advances to customers of $2,975m were classified as 'Assets held for sale' and customer accounts of $4,878m were classified as 'Liabilities of disposal groups held for sale' in respect of the planned merger of our business in Oman. The merger was subsequently completed in August 2023.

Profit before tax by global business
	Nine months ended		Quarter ended
	30 Sep	30 Sep	30 Sep	30 Jun	30 Sep
	2023	2022	2023	2023	2022
	$m	$m	$m	$m	$m
Wealth and Personal Banking	486	223	185	160	109
Commercial Banking	369	219	93	157	99
Global Banking and Markets	821	660	250	275	218
Corporate Centre	259	139	58	130	67
Total	1,935	1,241	586	722	493

Additional information

Dividends
Second interim dividend for 2023
On 1 August 2023, the Directors approved a second interim dividend for 2023 of $0.10 per ordinary share, which was paid on 21 September 2023 in cash. The sterling and Hong Kong dollar amounts of approximately £0.07978 and HK$0.783202 were calculated using the forward exchange rates quoted by HSBC Bank plc in London at or about 11.00am on 11 September 2023.
Third interim dividend for 2023
On 30 October 2023, the Directors approved a third interim dividend in respect of the financial year ended 31 December 2023 of $0.10 per ordinary share, a distribution of approximately $1.946bn. The dividend will be payable on 21 December 2023 to holders of record on the Principal Register in the UK, the Hong Kong Overseas Branch Register or the Bermuda Overseas Branch Register on 10 November 2023.
The dividend will be payable in US dollars, or in pounds sterling or Hong Kong dollars at the forward exchange rates quoted by HSBC Bank plc in London at or about 11.00am on 11 December 2023. The ordinary shares in London, Hong Kong and Bermuda, and American Depositary Shares ('ADSs') in New York will be quoted ex-dividend on 9 November 2023.
The default currency on the Principal Register in the UK is pounds sterling, and dividends can also be paid in Hong Kong dollars or US dollars, or a combination of these currencies. International shareholders can register to join the Global Dividend Service to receive dividends in their local currencies. Please register and read the terms and conditions at www.investorcentre.co.uk. UK shareholders can also register their sterling bank mandates at www.investorcentre.co.uk.
The default currency on the Hong Kong Overseas Branch Register is Hong Kong dollars, and dividends can also be paid in US dollars or pounds sterling, or a combination of these currencies. Shareholders can arrange for direct credit of Hong Kong dollar cash dividends into their bank account, or arrange to send US dollar cheques to the credit of their bank account. Shareholders can register for these services at www.investorcentre.com/hk.
The default currency on the Bermuda Overseas Branch Register is US dollars, and dividends can also be paid in Hong Kong dollars or pounds sterling, or a combination of these currencies. Shareholders can change their dividend election by contacting the Bermuda investor relations team.
Particulars of these arrangements will be sent to shareholders on or about 17 November 2023 and changes to currency elections must be received by 7 December 2023.
The dividend will be payable on ADSs, each of which represents five ordinary shares, on 21 December 2023 to holders of record on 10 November 2023. The dividend of $0.50 per ADS will be payable by the depositary in US dollars. Alternatively, the cash dividend may be invested in additional ADSs by participants in the dividend reinvestment plan operated by the depositary. Elections must be received by 1 December 2023.
Any person who has acquired ordinary shares registered on the Principal Register in the UK, the Hong Kong Overseas Branch Register or the Bermuda Overseas Branch Register but who has not lodged the share transfer with the Principal Registrar in the UK, Hong Kong or Bermuda Overseas Branch Registrar should do so before 4.00pm local time on 10 November 2023 in order to receive the dividend.
Ordinary shares may not be removed from or transferred to the Principal Register in the UK, the Hong Kong Overseas Branch Register or the Bermuda Overseas Branch Register on 10 November 2023. Any person wishing to remove ordinary shares to or from each register must do so before 4.00pm local time on 9 November 2023.
Transfers of ADSs must be lodged with the depositary by 11.00am on 10 November 2023 in order to receive the dividend. ADS holders who receive a cash dividend will be charged a fee, which will be deducted by the depositary, of $0.005 per ADS per cash dividend.
Dividend on preference shares
A quarterly dividend of £0.01 per Series A sterling preference share is payable on 15 March, 15 June, 15 September and 15 December 2023 for the quarter then ended at the sole and absolute discretion of the Board of HSBC Holdings plc. Accordingly, the Board of HSBC Holdings plc has approved a quarterly dividend to be payable on 15 December 2023 to holders of record on 30 November 2023.
Cancellation of treasury shares
On 30 October 2023, the Directors approved the cancellation of 325,273,407 ordinary shares held in treasury. A further announcement will follow once the treasury shares are cancelled.

For and on behalf of
HSBC Holdings plc

Aileen Taylor
Group Company Secretary and Chief Governance Officer

The Board of Directors of HSBC Holdings plc as at the date of this announcement comprises: Mark Tucker*, Geraldine Buckingham†, Rachel Duan†, Georges Elhedery, Carolyn Julie Fairbairn†, James Anthony Forese†, Ann Godbehere†, Steven Guggenheimer†, José Antonio Meade Kuribreña†, Kalpana Morparia†, Eileen K Murray†, Brendan Nelson†, David Nish†, Noel Quinn and Swee Lian Teo†.

*     Non-executive Group Chairman
†     Independent non-executive Director

 Investor relations/media relations contacts

 For further information contact:

Investor relations	Media relations
UK - Richard O'Connor	UK - Gillian James
Telephone: +44 (0)7909 873 681	Telephone: +44 (0)7584 404 238
Email: investorrelations@hsbc.com	Email: pressoffice@hsbc.com

Hong Kong - Yafei Tian	UK - Kirsten Smart
Telephone: +852 2899 8909	Telephone: +44 (0)7725 733 311
Email: investorrelations@hsbc.com.hk	Email: pressoffice@hsbc.com

Hong Kong - Aman Ullah
Telephone: +852 3941 1120
Email: aspmediarelations@hsbc.com.hk

Cautionary statement regarding forward-looking statements

This Earnings Release 3Q23 contains certain forward-looking statements with respect to HSBC's: financial condition; results of operations and business, including the strategic priorities; financial, investment and capital targets; and ESG targets, commitments and ambitions described herein.

Statements that are not historical facts, including statements about HSBC's beliefs and expectations, are forward-looking statements. Words such as 'may', 'will', 'should', 'expects', 'targets', 'anticipates', 'intends', 'plans', 'believes', 'seeks', 'estimates', 'potential' and 'reasonably possible', or the negative thereof, other variations thereon or similar expressions are intended to identify forward-looking statements. These statements are based on current plans, information, data, estimates and projections, and therefore undue reliance should not be placed on them. Forward-looking statements speak only as of the date they are made. HSBC makes no commitment to revise or update any forward-looking statements to reflect events or circumstances occurring or existing after the date of any forward-looking statements.

Written and/or oral forward-looking statements may also be made in the periodic reports to the US Securities and Exchange Commission, summary financial statements to shareholders, proxy statements, offering circulars and prospectuses, press releases and other written materials, and in oral statements made by HSBC's Directors, officers or employees to third parties, including financial analysts.

Forward-looking statements involve inherent risks and uncertainties. Readers are cautioned that a number of factors could cause actual results to differ, in some instances materially, from those anticipated or implied in any forward-looking statement.

These include, but are not limited to:

-     changes in general economic conditions in the markets in which we operate, such as new, continuing or deepening recessions, prolonged inflationary pressures and fluctuations in employment levels and the creditworthiness of customers beyond those factored into consensus forecasts (including, without limitation, as a result of the Russia-Ukraine war); the Russia-Ukraine war and its impact on global economies and the markets where HSBC operates, which could have a material adverse effect on (among other things) our financial condition, results of operations, prospects, liquidity, capital position and credit ratings; deviations from the market and economic assumptions that form the basis for our ECL measurements (including, without limitation, as a result of the Russia-Ukraine war, inflationary pressures and ongoing developments in the commercial real estate sector in mainland China); potential changes in HSBC's dividend policy; changes and volatility in foreign exchange rates and interest rates levels, including the accounting impact resulting from financial reporting in respect of hyperinflationary economies; volatility in equity markets; lack of liquidity in wholesale funding or capital markets, which may affect our ability to meet our obligations under financing facilities or to fund new loans, investments and businesses; geopolitical tensions or diplomatic developments producing social instability or legal uncertainty, such as the Russia-Ukraine war or the Israel-Hamas war (including the continuation and escalation thereof) and the related imposition of sanctions and trade restrictions, supply chain restrictions and disruptions, sustained increases in energy prices and key commodity prices, claims of human rights violations, diplomatic tensions, including between China and the US, the UK, the EU, India and other countries, and developments in Hong Kong and Taiwan, alongside other potential areas of tension, which may adversely affect HSBC by creating regulatory, reputational and market risks; the efficacy of government, customer, and HSBC's actions in managing and mitigating ESG risks, in particular climate risk, nature-related risks and human rights risks, and in supporting the global transition to net zero carbon emissions, each of which can impact HSBC both directly and indirectly through our customers and which may result in potential financial and non-financial impacts; illiquidity and downward price pressure in national real estate markets; adverse changes in central banks' policies with respect to the provision of liquidity support to financial markets; heightened market concerns over sovereign creditworthiness in over-indebted countries; adverse changes in the funding status of public or private defined benefit pensions; societal shifts in customer financing and investment needs, including consumer perception as to the continuing availability of credit; exposure to counterparty risk, including third parties using us as a conduit for illegal activities without our knowledge; the discontinuation of certain key Ibors and the development of near risk-free benchmark rates, as well as the transition of legacy Ibor contracts to near risk-free benchmark rates, which continues to expose HSBC to execution risks, including in relation to the effectiveness of its Ibor remediation strategy, and increases some financial and non-financial risks; and price competition in the market segments we serve;

-     changes in government policy and regulation, including the monetary, interest rate and other policies of central banks and other regulatory authorities in the principal markets in which we operate and the consequences thereof (including, without limitation, actions taken as a result of the impact of the Russia-Ukraine war on inflation); initiatives to change the size, scope of activities and interconnectedness of financial institutions in connection with the implementation of stricter regulation of financial institutions in key markets worldwide; revised capital and liquidity benchmarks, which could serve to deleverage bank balance sheets and lower returns available from the current business model and portfolio mix; changes to tax laws and tax rates applicable to HSBC, including the imposition of levies or taxes designed to change business mix and risk appetite; the practices, pricing or responsibilities of financial institutions serving their consumer markets; expropriation, nationalisation, confiscation of assets and changes in legislation relating to foreign ownership; the UK's relationship with the EU, which continues to be characterised by uncertainty and political disagreement, particularly with respect to the regulation of financial services, despite the signing of the Trade and Cooperation Agreement between the UK and the EU; changes in UK macroeconomic and fiscal policy, which may result in fluctuations in the value of the pound sterling; general changes in government policy that may significantly influence investor decisions; the costs, effects and outcomes of regulatory reviews, actions or litigation, including any additional compliance requirements; and the effects of competition in the markets where we operate including increased competition from non-bank financial services companies; and

-     factors specific to HSBC, including our success in adequately identifying the risks we face, such as the incidence of loan losses or delinquency, and managing those risks (through account management, hedging and other techniques); our ability to achieve our financial, investment, capital and ESG targets, commitments and ambitions (including with respect to the commitments set forth in our thermal coal phase-out policy and our energy policy and our targets to reduce our on-balance sheet financed emissions in eight high-emitting sectors), which may result in our failure to achieve any of the expected benefits of our strategic priorities; model limitations or failure, including, without limitation, the impact that high inflationary pressures and rising interest rates have had on the performance and usage of financial models, which may require us to hold additional capital, incur losses and/or use compensating controls, such as judgemental post-model adjustments, to address model limitations; changes to the judgements, estimates and assumptions we base our financial statements on; changes in our ability to meet the requirements of regulatory stress tests; a reduction in the credit ratings assigned to us or any of our subsidiaries, which could increase the cost or decrease the availability of our funding and affect our liquidity position and net interest margin; changes to the reliability and security of our data management, data privacy, information and technology infrastructure, including threats from cyber-attacks, which may impact our ability to service clients and may result in financial loss, business disruption and/or loss of customer services and data; the accuracy and effective use of data, including internal management information that may not have been independently verified; changes in insurance customer behaviour and insurance claim rates; our dependence on loan payments and dividends from subsidiaries to meet our obligations; changes in our reporting frameworks and accounting standards, which have had and may continue to have a material impact on the way we prepare our financial statements; our success in adequately integrating SVB UK into our CMB business; changes in our ability to manage third-party, fraud and reputational risks inherent in our operations; employee misconduct, which may result in regulatory sanctions and/or reputational or financial harm; changes in skill requirements, ways of working and talent shortages, which may affect our ability to recruit and retain senior management and diverse and skilled personnel; and changes in our ability to develop sustainable finance and climate-related products consistent with the evolving expectations of our regulators, and our capacity to measure the climate impact from our financing activity (including as a result of data limitations and changes in methodologies), which may affect our ability to achieve our climate ambition, our targets to reduce financed emissions in our high-emitting sectors portfolio and the commitments set forth in our thermal coal phase-out policy and our energy policy, and increase the risk of greenwashing. Effective risk management depends on, among other things, our ability through stress testing and other techniques to prepare for events that cannot be captured by the statistical models it uses; our success in addressing operational, legal and regulatory, and litigation challenges; and other risks and uncertainties we identify in 'Managing risk' on page 22 of this Earnings Release 3Q23.

Additional detailed information concerning important factors, including but not limited to ESG-related factors, that could cause actual results to differ materially from those anticipated or implied in any forward-looking statement in this Earnings Release 3Q23 is available in our Annual Report and Accounts for the fiscal year ended 31 December 2022, which was filed with the SEC on Form 20-F on 22 February 2023.

Registered office and Group head office: 8 Canada Square, London, E14 5HQ, United Kingdom

Web: www.hsbc.com

Incorporated in England with limited liability. Registered number 617987

Abbreviations

1Q22	First quarter of 2022
1Q23	First quarter of 2023
2Q22	Second quarter of 2022
2Q23	Second quarter of 2023
3Q22	Third quarter of 2022
3Q23	Third quarter of 2023
4Q22	Fourth quarter of 2022
4Q23	Fourth quarter of 2023
9M22	Nine months to 30 September 2022
9M23	Nine months to 30 September 2023
AIEA	Average interest-earning assets
Basel III	Basel Committee's reforms to strengthen global capital and liquidity rules
Basel 3.1	Outstanding measures to be implemented from the Basel III reforms
BoCom	Bank of Communications Co., Limited, one of China's largest banks
Bps	Basis points. One basis point is equal to one-hundredth of a percentage point
CET1	Common equity tier 1
CMB	Commercial Banking, a global business
CODM	Chief Operating Decision Maker
Corporate Centre	Corporate Centre comprises Central Treasury, our legacy businesses, interests in our associates and joint ventures, central stewardship costs and consolidation adjustments
CSM	Contractual service margin
EBA	European Banking Authority
ECL
Expected credit losses. In the income statement, ECL is recorded as a change in expected credit losses and other credit impairment charges. In the balance sheet, ECL is recorded as an allowance for financial instruments to which only the impairment requirements inIFRS 9 are applied

ESG	Environmental, social and governance
EU	European Union
FTE	Full-time equivalent staff
FVOCI	Fair value through other comprehensive income
FX	Foreign exchange
GAAP	Generally accepted accounting principles
GBM	Global Banking and Markets, a global business
GDP	Gross domestic product
GEC	Group Executive Committee
GPS	Global Payments Solutions, the business formerly known as Global Liquidity and Cash Management
Group	HSBC Holdings together with its subsidiary undertakings
GTRF	Global Trade and Receivables Finance
Hong Kong	Hong Kong Special Administrative Region of the People's Republic of China
HSBC	HSBC Holdings together with its subsidiary undertakings
HSBC Bank plc	HSBC Bank plc, also known as the non-ring-fenced bank
HSBC Holdings	HSBC Holdings plc, the parent company of HSBC
HSBC UK	HSBC UK Bank plc, also known as the ring-fenced bank
IAS	International Accounting Standards
Ibor	Interbank offered rate
IFRSs	International Financial Reporting Standards
JV	Joint venture
LCR	Liquidity coverage ratio
Libor	London interbank offered rate
Long term	For our strategic goals, we define long term as five to six years, commencing 1 January 2020
Mainland China	People's Republic of China excluding Hong Kong and Macau
Medium term	For our strategic goals, we define medium term as three to five years, commencing 1 January 2020
MENAT	Middle East, North Africa and Türkiye
MSS	Markets and Securities Services, HSBC's capital markets and securities services businesses in Global Banking and Markets
Net operating income	Net operating income before change in expected credit losses and other credit impairment charges, also referred to as revenue
NII	Net interest income
NIM	Net interest margin
POCI	Purchased or originated credit-impaired financial assets
PRA	Prudential Regulation Authority (UK)
Revenue	Net operating income before ECL
RoE	Return on average ordinary shareholders' equity
RoTE	Return on average tangible equity
RWA	Risk-weighted asset
SAB	Saudi Awwal Bank, which was formed from the merger between The Saudi British Bank and Alawwal Bank
SVB UK	Silicon Valley Bank UK Limited, now HSBC Innovation Bank Limited
UAE	United Arab Emirates
UK	United Kingdom
US	United States of America
WPB	Wealth and Personal Banking, a global business
$m/$bn/$tn	United States dollar millions/billions/trillions. We report in US dollars

Click on, or paste the following link into your web browser, to view the associated PDF document.

http://www.rns-pdf.londonstockexchange.com/rns/6241R_1-2023-10-29.pdf

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Aileen Taylor
Title: Group Company Secretary and Chief Governance Officer

Date: 30 October 2023